ALTRAN

251 BD PEREIRE, 75017 PARIS
TELEPHONE : 01 44 09 64 00
TELECOPIE : 01 44 09 64 78



Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549

December 28, 2001

82-5764



Re: Altran Technologies S.A. (File No. 333-136 20)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the
US. Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Altran Technologies S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of France, (ii) filed or become required to file with the French Stock exchange authorities and which was or will be made public by such authorities or (iii) has distributed or become required to distribute to its security holders:



I. Information distributed upon request to shareholders in connection with shareholders' meetings (made available at the Company's headquarters)

1. Minutes of combined ordinary and extraordinary general meeting of shareholders, dated June 21, 2001

II. Information distributed to shareholders

1. Financial Release, dated April 2, 2001
2. Financial Release, dated April 23, 2001
3. Financial Release, dated July 19, 2001
4. Financial Release, dated September 25, 2001
5. Financial Release, dated November 5, 2001
6. Letter to shareholders, dated November 2001



dlw 9/18

III. <u>Information published in the *Bulletin des Annonces Légales Obligatoires* ("BALO") and the *Petites Affiches*</u>

1. Notice of shareholders' meeting (*avis de réunion valant avis de convocation*), management report and draft resolutions, relating to the shareholders' meeting of June 21, 2001, published in the BALO on May 23, 2001

2. Notice of shareholders' meeting relating to the shareholders' meeting of June 21, 2001, published in the *Petites Affiches* (see translated summary for item 1 above).

3. Annual financial accounts for 2000, published in the BALO on June 20, 2001

4. Auditors' certification, dated June 1, 2001 (published in the BALO on July 6, 2001) with respect to the accounts published on June 20, 2001.

5. Number of voting rights (*droits de vote*), published in the BALO on July 6, 2001.

If you should have any questions or comments, please feel free to call the undersigned at 001 33 1 44 64 00.

Very truly yours,

Alain Rougagnou

Enclosures



60083813v2

# ALTRAN TECHNOLOGIES

**Corporation with a registered share capital of 45,022,936.50 €**
**Registered Office: 58, Boulevard Gouvion Saint-Cyr 75017 PARIS**
**Commercial Registry reference: 702 012 956 RCS PARIS**

## MINUTES OF COMBINED GENERAL SHAREHOLDERS' MEETING (ORDINARY AND EXTRAORDINARY) OF JUNE 21, 2001

Shareholders present or represented hold 39,688,140 shares (out of a total of 90,045,873 voting shares), a quorum is constituted and the meeting can be validly held.

### Agenda

**Ordinary Resolutions:**

- Approval of Board of Directors' Management Report;
- Approval of Auditors' Report on the previous financial year;
- Approval of Auditors' Special Report on agreements specified by Articles L.225-38 and 225-40 of the New French Commercial Code;
- Approval of such agreements specified by Articles L.225-38 and 225-40 of the New French Commercial Code, as well as of the accounts and transactions during the previous financial year;
- Approval of the directors' management;
- Allocation of the profits for the previous financial year – Distribution of a dividend;
- Approval of Board of Directors' fees;
- Authorization of the buy-back by ALTRAN TECHNOLOGIES of its own shares;
- Approval of powers of attorney to be granted for formalities.

**Extraordinary Resolutions:**

- Authorization to be given to the Board of Directors to proceed with the increase of the registered share capital by issuing, without any preferential subscription rights, shares and /or securities giving immediate or future rights to shares in the company; such increase being fixed at 5,000,000 Euros of the nominal amount of the maximum permitted capital increase, and 7,000,000,000 Euros of the nominal amount of the maximum permitted loan securities, as determined by such authorization;

- Determination of the total monetary value of the authorizations given to the Board of Directors;

- Authorization to be given to the Board of Directors to make use of the authorizations to increase the share capital during a takeover bid or share exchange offer on the company's securities;

- Authorization to be given to the Board of Directors to proceed with the increase of the registered share capital by issuing shares, without any preferential subscription rights, in order to finance the securities contributed in a share exchange offer;

- Authorization to be given to the Board of Directors to proceed with the increase of the registered share capital by issuing shares, without any preferential subscription rights, in order to finance external growth transactions with securities;

- Authorization to be given to the Board of Directors to proceed with the increase of the registered share capital by capitalizing the reserves; and

- Powers of Attorney for carrying out formalities.

The above resolutions were adopted by the shareholders.

**ALTRAN TECHNOLOGIES**
**Société Anonyme au capital de 45.022.936,50 Euros**
**Siège social : 58 Boulevard Gouvion Saint-Cyr**
**75017 PARIS**
**702 012 956 RCS PARIS**

❖❖❖❖❖❖❖❖❖❖❖❖

# PROCES-VERBAL DES DELIBERATIONS DE L'ASSEMBLEE GENERALE MIXTE (ORDINAIRE ET EXTRAORDINAIRE) DU 21 JUIN 2001

L'an deux mille un,
Le 21 Juin,
A 17 heures,

Les actionnaires de la société ALTRAN TECHNOLOGIES SA, Société Anonyme au capital de 45 022 936,50 Euros divisé en 45 022 936,50 actions de 1 Euro chacune, dont le siège social est 58, boulevard Gouvion Saint-Cyr - 75017 PARIS se sont réunis en Assemblée Générale Mixte (Ordinaire et Extraordinaire) au Palais des Congrès - Amphithéâtre bleu - Niveau 2 - 2 place de la Porte Maillot - 75017 PARIS, sur convocation du Conseil d'Administration suivant avis de réunion valant convocation paru le 23 Mai 2001 dans le BALO et dans le journal d'annonces légales "Les Petites Affiches " du 6 Juin 2001.

Il a été établi une feuille de présence, qui a été émargée par chaque actionnaire présent, au moment de son entrée en séance, tant à titre personnel que comme mandataire ; les pouvoirs des actionnaires représentés et les formulaires de vote par correspondance ont été annexés à la feuille de présence.

L'Assemblée est présidée par Monsieur Alexis KNIAZEFF, en sa qualité de Président du Conseil d'Administration.

Monsieur Hubert MARTIGNY et Monsieur Michel FRIEDLANDER, les deux actionnaires représentant tant par eux-mêmes que comme mandataires le plus grand nombre de voix et acceptant cette fonction, sont appelés comme scrutateurs.

Monsieur Alain ROUGAGNOU est désigné comme secrétaire.

La feuille de présence, certifiée exacte par les membres du bureau, permet de constater que les actionnaires présents ou représentés ou votant par correspondance possèdent ensemble 39 688 140 actions sur les 90 045 873 actions ayant droit de vote.

L'Assemblée Générale, réunissant plus que le quorum du tiers requis par la loi, est déclarée régulièrement constituée et peut valablement délibérer tant à titre ordinaire qu'à titre extraordinaire.

Il est ici précisé qu'à l'ensemble des actions ci-dessus sont attachés 112 017 351 droits de vote.

La Société Concorde Européenne Audit France SA, Commissaire aux Comptes titulaire, régulièrement convoquée par lettre recommandée avec demande d'avis de réception en date du 1er Juin 2001, est présente.

Le Cabinet ERNST & YOUNG Audit SA, Commissaire aux Comptes titulaire, régulièrement convoqué par lettre recommandée avec demande d'avis de réception en date du 1er Juin 2001, est absent et excusé.

Le Président rappelle que l'Assemblée est appelée à délibérer sur l'ordre du jour suivant :

# ORDRE DU JOUR

## A titre Ordinaire

- Rapports de gestion du Conseil d'Administration.

- Rapport des Commissaires aux Comptes sur les comptes de l'exercice.

- Rapport spécial des Commissaires aux comptes sur les conventions visées à l'article L. 225-38 et 225-40 du nouveau Code de Commerce.

- Approbation desdites conventions ainsi que des comptes et opérations de l'exercice.

- Quitus aux administrateurs.

- Affectation du résultat de l'exercice - distribution d'un dividende.

- Jetons de présence au conseil.

- Autorisation de rachat par ALTRAN TECHNOLOGIES de ses propres titres.

- Pouvoirs pour formalités.

## A titre Extraordinaire

- Autorisation à donner au Conseil d'Administration de procéder à l'augmentation du capital social par émission avec suppression du droit préférentiel de souscription d'actions et/ou de valeurs mobilières donnant accès immédiatement ou à terme à des actions de la société ; fixation à 5.000.000 euros du montant nominal des augmentations de capital susceptibles d'être réalisées et à 700.000.000 euros du montant nominal des titres d'emprunt susceptibles d'être émis en vertu de ladite autorisation.

- Détermination du montant global des autorisations données au Conseil d'Administration.

- Autorisation à donner au Conseil d'Administration de faire usage des autorisations d'augmenter le capital social en période d'OPA ou d'OPE sur les titres de la société.

- Autorisation à donner au Conseil d'Administration de procéder à l'augmentation du capital social par émission avec suppression du droit préférentiel de souscription d'actions à l'effet de rémunérer des titres apportés dans une offre publique d'échange.

- Autorisation à donner au Conseil d'Administration de procéder à l'augmentation du capital social par émission avec suppression du droit préférentiel de souscription d'actions à l'effet de rémunérer en titres des opérations de croissance externe.

- Autorisation à donner au Conseil d'Administration de procéder à l'augmentation du capital social par incorporation de réserves.

- Pouvoirs pour l'accomplissement des formalités.

Le Président déclare :

- que les formules de procuration ainsi que les formules de vote par correspondance, adressées aux actionnaires par la société, étaient accompagnées des documents et portaient les mentions prévues par les articles 133 et 134 du décret du 23 mars 1967,

- que la liste des actionnaires, arrêtée le seizième jour avant la réunion de l'assemblée, a été tenue à la disposition des actionnaires au siège social quinze jours avant cette assemblée,

- que les documents et renseignements prévus par les dispositions législatives et réglementaires ont été adressés aux actionnaires qui en ont fait la demande et aux Commissaires aux Comptes ou tenus à leur disposition au siège social pendant le délai fixé par lesdites dispositions.

L'Assemblée lui donne acte de cette déclaration.

Il est donné lecture du rapport de gestion du Conseil d'Administration exposant l'activité de la société au cours de l'exercice écoulé, les résultats de cette activité et les progrès réalisés, les difficultés rencontrées et les perspectives d'avenir.

Il est donné connaissance du tableau faisant apparaître les résultats de la société au cours de chacun des cinq derniers exercices ainsi que du tableau des filiales et participations.

Puis, il est donné lecture du rapport général des Commissaires aux Comptes sur l'exécution de leur mission au cours de l'exercice écoulé et de leur rapport spécial sur les conventions visées à l'article L.225-38 et 225-40 du nouveau Code de Commerce.

Ces lectures terminées, le Président déclare la discussion ouverte.

Diverses observations sont échangées puis personne ne demandant plus la parole, le Président met successivement aux voix les résolutions suivantes, à l'ordre du jour :

## A TITRE ORDINAIRE

### PREMIERE RESOLUTION

L'Assemblée Générale, après avoir entendu la lecture du rapport de gestion du Conseil d'Administration et du rapport général des Commissaires aux comptes sur les comptes de l'exercice clos le 31 décembre 2000, approuve l'ensemble de ces comptes, à savoir le bilan, le compte de résultat et l'annexe arrêtés au 31 décembre 2000, tels qu'ils lui ont été présentés, ainsi que les opérations traduites dans ces comptes et résumées dans ces rapports.

L'Assemblée Générale constate que les comptes consolidés au 31 décembre 2000 lui ont été présentés et que le rapport du Conseil d'Administration sur la gestion du groupe est inclus dans le rapport de gestion, et prend acte des éléments figurant dans les comptes consolidés.

Cette résolution est adoptée à la majorité des voix dont disposent les actionnaires présents ou représentés ou ayant voté par correspondance, 61 453 736 voix ayant voté pour, 1 690 voix ayant voté contre.

### DEUXIEME RESOLUTION

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales ordinaires, approuve la proposition du Conseil d'Administration, et après avoir constaté :

- que les comptes de l'exercice clos le 31 décembre 2000 se soldent par un bénéfice de 27.307.381 € (179.124.679 FF),
- et que le montant des sommes distribuables s'élève à 71.982.366 € (472.173.367 FF), ainsi constitué:

| | | |
|---|---|---|
| RÉSULTAT DE L'EXERCICE | 27.307.381 € | 179.124.679 FF |
| DIMINUÉ DE LA DOTATION À LA RÉSERVE LÉGALE | 559.277 € | 3.668.617 FF |
| MAJORÉ DU REPORT À NOUVEAU ANTÉRIEUR BÉNÉFICIAIRE | 45.234.262 € | 296.717.305 FF |
| **RÉSULTAT DISTRIBUABLE** | **71.982.366 €** | **472.173.367 FF** |

décide de prélever à titre de dividendes aux actionnaires, la somme de 12.606.418 € (82.692.684 FF) soit, sur la base de 90 045 846 actions, un montant de 0,14 € (0,92 FF) par action, assorti d'un avoir fiscal de 0,07 euros (0,46 FF), soit un revenu global de 0,21 € (1,38 FF) par action, le solde étant reporté au compte "report à nouveau", qui se monte ainsi à 59.375.948 € (389.480.687 FF).

Conformément à la loi, l'Assemblée Générale constate que le montant des dividendes mis en distribution au titre des trois derniers exercices et les avoirs fiscaux y afférents ont été les suivants :

| EXERCICE | DIVIDENDE NET GLOBAL | | AVOIR FISCAL GLOBAL | | REVENU GLOBAL | |
|---|---|---|---|---|---|---|
| 1999 | 9.609.180 € | 63.032.092 FF | 4.804.590 € | 31.516.046 FF | **14.413.770 €** | 94.548.133 FF |
| 1998 | 6.729.764 € | 44.144.361 FF | 3.364.882 € | 22.072.181 FF | **10.094647 €** | 66.216.542 FF |
| 1997 | 5.234.261 € | 34.334.503 FF | 2.617.131 € | 17.167.251 FF | **7.851.392 €** | 51.501.754 FF |

Cette résolution est adoptée à la majorité des voix dont disposent les actionnaires présents ou représentés ou ayant voté par correspondance, 61 455 320 voix ayant voté pour, 106 voix ayant voté contre.

## TROISIEME RESOLUTION

L'Assemblée Générale, après avoir entendu la lecture du rapport spécial des Commissaires aux comptes prévu à l'article L.225-40 du nouveau Code de commerce (ancien article 103 de la loi N° 66-537 du 24 juillet 1966) sur les conventions visées à l'article L. 225-38 du nouveau Code de commerce (ancien article 101 de la loi du 24 juillet 1966) et statuant sur ce rapport, approuve celui-ci en toutes ses parties.

Cette résolution est adoptée à la majorité des voix dont disposent les actionnaires présents ou représentés ou ayant voté par correspondance, 61 453 736 voix ayant voté pour, 1 690 voix ayant voté contre.

## QUATRIEME RESOLUTION

L'Assemblée Générale, donne quitus entier et sans réserve au Conseil d'Administration pour sa gestion au cours de l'exercice écoulé.

Cette résolution est adoptée à la majorité des voix dont disposent les actionnaires présents ou représentés ou ayant voté par correspondance, 61 113 343 voix ayant voté pour, 342 083 voix ayant voté contre.

## CINQUIEME RESOLUTION

L'Assemblée Générale fixe à la somme de 15 000 euros (100 000 FF), le montant global des jetons de présence alloués au Conseil d'Administration au titre de l'exercice en cours.

Cette résolution est adoptée à la majorité des voix dont disposent les actionnaires présents ou représentés ou ayant voté par correspondance, 61 455 320 voix ayant voté pour, 106 voix ayant voté contre.

## SIXIEME RESOLUTION

L'Assemblée Générale, sur proposition du Conseil d'Administration : annule l'autorisation de rachat par la Société ALTRAN Technologies SA de ses propres titres en application des articles L.225-209 et suivants du nouveau Code de commerce (anciens articles 217-2 et suivants de la loi du 24 juillet 1966) donnée à la Société par l'Assemblée Générale mixte du 25 juin 1999.

L'Assemblée Générale, connaissance prise du rapport du Conseil d'Administration autorise le Conseil d'Administration, conformément aux dispositions des articles L.225-209 et suivants du nouveau Code de commerce (anciens articles 217-2 et suivants de la loi du 24 juillet 1966), à acheter les actions de la Société.

L'acquisition, la cession et le transfert de ces actions pourront être effectués à tout moment et par tous moyens, y compris par l'utilisation d'instruments financiers dérivés, ont notamment toutes opérations optionnelles. Le prix maximum d'achat est fixé à 200 euros et le prix minimum de vente à 50 euros.

En cas d'augmentation de capital par incorporation de réserves et attribution d'actions gratuites, ainsi qu'en cas de division ou de regroupement des titres, les prix indiqués ci-dessus seront ajustés par un coefficient multiplicateur égal au rapport entre le nombre de titres composant le capital avant l'opération et ce nombre après l'opération.

La part maximale du capital pouvant être achetée ne pourra excéder 10 % du capital social.

Les acquisitions d'actions pourront être effectuées en vue de :

- optimiser la gestion patrimoniale et financière de la Société ;
- régulariser le cours de Bourse de l'action de la Société ;
- consentir des options d'achat d'actions aux salariés et mandataires sociaux de la Société et /ou de son groupe, ou leur proposer d'acquérir des actions dans les conditions prévues aux articles 443-1 et suivants du Code du travail et par le deuxième alinéa de l'article 208-18 ;
- attribuer les titres dans le cadre de la participation des salariés aux fruits de l'expansion ;
- remettre les titres en paiement ou en échange, notamment dans le cadre d'opérations de croissance externe ;

- livrer les actions à l'occasion de l'exercice de droits attachés à des valeurs mobilières donnant droit par remboursement, conversion, échange, présentation d'un bon ou de toute autre manière, à l'attribution d'actions de la Société ;
- permettre la sortie d'un ou plusieurs actionnaires ;
- favoriser le débouclage de participations croisées. Les actions ainsi acquises pourront être conservées, cédées, transférées. Elles pourront également être annulées, conformément aux termes de l'autorisation prévue par la 13$^{ème}$ résolution.

Cette autorisation expirera à l'issue de l'Assemblée Générale appelée a statuer sur les comptes de l'exercice clos le 31 décembre 2001.

A cet effet, tous pouvoirs sont conférés au Conseil d'Administration, lequel pourra les déléguer, afin de passer tous les ordres en Bourse, conclure tous accords en vue, notamment, de la tenue des registres des achats et ventes d'actions, effectuer toutes déclarations auprès de la Commission des Opérations de Bourse et tous autres organismes, remplir toutes autres formalités et d'une manière générale, faire tout ce qui sera nécessaire.

Cette autorisation expirera à l'issue de l'Assemblée Générale appelée a statuer sur les comptes de l'exercice clos le 31 décembre 2001.

A cet effet, tous pouvoirs sont conférés au Conseil d'Administration, lequel pourra les déléguer, afin de passer tous les ordres en Bourse, conclure tous accords en vue, notamment, de la tenue des registres des achats et ventes d'actions, effectuer toutes déclarations auprès de la Commission des Opérations de Bourse et tous autres organismes, remplir toutes autres formalités et d'une manière générale, faire tout ce qui sera nécessaire.

Cette résolution est adoptée à la majorité des voix dont disposent les actionnaires présents ou représentés ou ayant voté par correspondance, 61 455 320 voix ayant voté pour, 106 voix ayant voté contre.

## PARTIE EXTRAORDINAIRE

### SEPTIEME RESOLUTION

L'Assemblée Générale, après avoir pris connaissance du rapport du Conseil d'Administration et du rapport spécial des Commissaires aux comptes et conformément aux dispositions de l'alinéa 3 de l'article L. 225-129-III (ancien article 180 III de la loi N° 66-537 du 24 juillet 1966) :

- délègue au Conseil d'Administration les pouvoirs nécessaires à l'effet de procéder par voie d'appel public à l'épargne, en une ou plusieurs fois, dans les proportions et aux époques qu'il appréciera, tant en France qu'à l'étranger, à l'émission en euros ou en monnaie étrangère, d'actions de la Société ainsi que de toutes valeurs mobilières de quelque nature que ce soit, donnant accès, immédiatement et /ou à terme, à des actions de la Société ;

- décide que le montant des augmentations de capital social susceptibles d'être réalisées immédiatement et /ou à terme en vertu de la délégation susvisée, ne pourra être supérieur à 5 millions d'euros de nominal, montant auquel s'ajoutera, le cas échéant, le montant nominal des actions supplémentaires à émettre pour préserver, conformément à la loi, les droits des porteurs de valeurs mobilières donnant droit à des actions ;

- décide, en outre, que le montant nominal des titres d'emprunt susceptibles d'être émis en vertu de la délégation susvisée, ne pourra être supérieur à 700 millions d'euros ou à la contre-valeur de ce montant en cas d'émission en monnaie étrangère ;

- décide de supprimer le droit préférentiel de souscription des actionnaires aux valeurs mobilières à émettre, étant entendu que le Conseil d'Administration pourra conférer aux actionnaires une faculté de souscription par priorité sur tout ou partie de l'émission, pendant le délai et aux conditions qu'il fixera. Cette période de souscription ne donnera pas lieu à la création de droits négociables, mais pourra, si le Conseil d'Administration l'estime opportun, être exercée tant à titre irréductible que réductible ;

- décide que si les souscriptions des actionnaires et du public n'ont pas absorbé la totalité d'une émission d'actions ou de valeurs mobilières telles que définies ci-dessus, le Conseil pourra utiliser, dans l'ordre qu'il estimera opportun, l'une ou l'autre des facultés ci-après :

  - limiter, le cas échéant, l'émission au montant des souscriptions sous la condition que celui-ci atteigne les trois-quarts au moins de l'émission décidée,

  - répartir librement tout ou partie des titres non souscrits ;

- constate que la délégation susvisée emporte de plein droit au profit des porteurs de valeurs mobilières donnant accès à terme à des actions de la Société, susceptibles d'être émises, renonciation des actionnaires à leur droit préférentiel de souscription aux actions auxquelles ces valeurs mobilières donnent droit ;

- décide toutefois, dans le cas d'émission de bons de souscription autonomes, de supprimer expressément le droit préférentiel de souscription des actionnaires aux actions auxquelles ces bons donnent droit ;

- décide que la somme revenant, ou devant revenir à la Société pour chacune des actions émises dans le cadre de la délégation susvisée, après prise en compte, en cas d'émission de bons autonomes de souscription d'actions, du prix d'émission desdits bons, sera au moins égale à la moyenne des premiers cours constatés en Bourse de l'action de la Société pendant dix jours de Bourse consécutifs choisis parmi les vingt jours de Bourse précédant le début de l'émission des valeurs mobilières précitées, après, le cas échéant, correction de cette moyenne pour tenir compte de la date de jouissance ;

- décide que le Conseil d'Administration aura tous pouvoirs avec faculté de subdélégation à son président, dans les conditions fixées par la loi, pour mettre en œuvre la présente délégation, à l'effet notamment de déterminer les dates et modalités des émissions ainsi que la forme et les caractéristiques des valeurs mobilières à créer, d'arrêter les prix et conditions des émissions, de fixer les montants à émettre, de fixer la date de jouissance, même rétroactive, des titres à émettre, de déterminer le mode de libération des actions ou autres titres émis et, le cas échéant, de prévoir les conditions de leur rachat en Bourse, la possibilité de suspension de l'exercice des droits d'attribution d'actions attachés aux valeurs mobilières à émettre pendant un délai qui ne pourra pas excéder trois mois, fixer les modalités suivant lesquelles sera assurée la préservation des droits des titulaires de valeurs mobilières donnant à terme accès au capital social et ce en conformité avec les dispositions légales et réglementaires.

En outre, le Conseil ou son président pourra procéder, le cas échéant, à toutes imputations sur la ou les primes d'émission et notamment celle des frais entraînés par la réalisation des émissions, et prendre généralement toutes dispositions utiles et conclure tous accords pour parvenir à la bonne fin des émissions envisagées et constater la ou les augmentations de capital résultant de toute émission réalisée par l'usage de la présente délégation et modifier corrélativement les statuts.

En cas d'émission de titres d'emprunt, le Conseil d'Administration aura tous pouvoirs, avec faculté de subdélégation au président, notamment pour décider de leur caractère subordonné ou non, fixer leur taux d'intérêt, leur durée, le prix de remboursement fixe ou variable avec ou sans prime, les modalités d'amortissement en fonction des conditions du marché et les conditions dans lesquelles ces titres donneront droit à des actions de la Société ;

- décide que la présente délégation prive d'effet toute délégation antérieure relative à l'émission immédiate et /ou à terme d'actions de la Société avec suppression du droit préférentiel de souscription et faculté de conférer un droit de priorité.

La délégation ainsi conférée au Conseil d'Administration est valable, à compter de la présente Assemblée, pour une durée de 26 mois telle que prévue au troisième alinéa de l'article L. 225-129-III du Nouveau Code de Commerce (ancien article 180 III de la loi N° 66-537 du 24 juillet 1966).

Cette résolution est adoptée à la majorité des voix dont disposent les actionnaires présents ou représentés ou ayant voté par correspondance, 59 963 358 voix ayant voté pour, 1 492 068 voix ayant voté contre.

## HUITIEME RESOLUTION

L'Assemblée Générale, connaissance prise du rapport du Conseil d'Administration, et comme conséquence de l'adoption de la 7ème résolution, décide :

- de fixer à 700 millions d'euros, ou à la contre-valeur de ce montant en cas d'émission en monnaie étrangère, le montant nominal maximum des titres d'emprunt susceptibles d'être émis en vertu des autorisations conférées par les résolutions susvisées ;
- de fixer à 5 millions d'euros, ou à la contre-valeur de ce montant en cas d'émission en monnaie étrangère, le montant nominal maximum des augmentations de capital social, immédiates et /ou à terme, susceptibles d'être réalisées en vertu des autorisations conférées par les résolutions susvisées, étant précisé qu'à ce montant nominal s'ajoutera, éventuellement, le montant nominal des actions à émettre en supplément pour préserver les droits des titulaires des valeurs mobilières donnant droit à des actions, conformément à la loi.

Cette résolution est adoptée à la majorité des voix dont disposent les actionnaires présents ou représentés ou ayant voté par correspondance, 61 455 320 voix ayant voté pour, 106 voix ayant voté contre.

## NEUVIEME RESOLUTION

L'Assemblée Générale, après avoir pris connaissance du rapport du Conseil d'Administration et conformément aux dispositions de l'article L. 225-129-IV du Nouveau Code de Commerce (ancien article 180-IV de la loi N° 66-537 du 24 juillet 1966), décide expressément que les délégations données au Conseil d'Administration sous les 7ème et 8ème résolutions ci-dessus, à l'effet de réaliser toute augmentation de capital de la Société, sont maintenues en période d'offre publique d'achat ou d'échange sur les titres de la Société.

Le maintien, en période d'offre publique d'achat ou d'échange sur les titres de la Société, des délégations données au Conseil d'Administration est valable jusqu'à la tenue de la prochaine Assemblée Générale de la Société appelée à statuer sur les comptes de l'exercice 2001.

Cette résolution est adoptée à la majorité des voix dont disposent les actionnaires présents ou représentés ou ayant voté par correspondance, 57 511 701 voix ayant voté pour, 3 943 725 voix ayant voté contre.

## DIXIEME RESOLUTION

L'Assemblée Générale, après avoir pris connaissance du rapport du Conseil d'Administration, du rapport des Commissaires aux comptes et conformément aux dispositions de l'article L. 225-148 du Nouveau Code de Commerce (ancien article 193-1 de la loi N°66-537 du 24 juillet 1966), autorise le Conseil d'Administration à augmenter le capital de la Société d'un montant nominal maximum de 2 millions d'euros par l'émission successive ou simultanée, en une ou plusieurs fois, d'actions nouvelles de la Société à l'effet de rémunérer des titres apportés à une offre publique d'échange sur des titres d'une autre société admise aux négociations sur un marché réglementé.

Cette émission d'actions nouvelles rémunérant des titres apportés à une offre publique d'échange pourra, conformément aux dispositions de l'article L. 225-129 du Nouveau Code de Commerce (ancien article 180 de la loi N°66-537 du 24 juillet 1966), résulter de l'émission des valeurs mobilières de toute nature donnant accès immédiatement et / ou à terme à une quotité de capital de la Société.

En tant que de besoin, les actionnaires renoncent à leurs droits préférentiels de souscription aux actions auxquelles les valeurs mobilières susvisées pourraient donner accès à terme par exercice d'un droit de quelque nature que ce soit. Le montant nominal des titres d'emprunt émis, le cas échéant, en application de la présente autorisation, ne pourra être supérieur à 300 millions d'euros.

L'Assemblée Générale décide que le Conseil d'Administration aura tous pouvoirs, avec faculté de subdélégation à son président, dans les conditions fixées par la loi, pour mettre en œuvre la présente autorisation, à l'effet notamment :

- de fixer la parité d'échange ainsi que, le cas échéant, le montant de la soulte en espèces à verser ;
- de constater le nombre de titres apportés à l'échange ;

- de déterminer les dates, conditions d'émission, notamment le prix et la date de jouissance des actions nouvelles, ou, le cas échéant, des titres donnant accès immédiatement et / ou à terme à une quotité du capital de la Société ;
- d'inscrire au passif du bilan à un compte "prime d'apport" sur lequel porteront le droit de tous les actionnaires, la différence entre le prix d'émission des actions nouvelles et leur valeur nominale ;
- de procéder, s'il y a lieu, à l'imputation sur ladite "prime d'apport", de l'ensemble des frais et droits occasionnés par l'opération autorisée ;
- de prendre généralement toutes dispositions utiles et conclure tous accords pour parvenir à la bonne fin de l'opération autorisée, constater la ou les augmentations de capital en résultant et modifier corrélativement les statuts.

L'autorisation ainsi conférée au Conseil d'Administration est valable, à compter de la présente Assemblée, pour la durée prévue au troisième alinéa de l'article L. 225-129 du Nouveau Code de Commerce (ancien article 180-III de la loi N°66-537 du 24 juillet 1966).

Cette résolution est adoptée à la majorité des voix dont disposent les actionnaires présents ou représentés ou ayant voté par correspondance, 60 460 920 voix ayant voté pour, 994 506 voix ayant voté contre.

## ONZIEME RESOLUTION

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales extraordinaires, après avoir pris connaissance du rapport du Conseil d'Administration, du rapport des Commissaires aux comptes et conformément aux dispositions de l'article L. 225-138 du Nouveau Code de Commerce (ancien article 186-3 de la loi N°66-537 du 24 juillet 1966) :

- autorise le Conseil d'Administration à augmenter le capital de la Société d'un montant nominal maximum de 2 millions d'euros par l'émission, en une ou plusieurs fois, d'actions nouvelles de la Société, à l'effet de rémunérer en titres des opérations de croissance externe réalisées, notamment, dans les conditions décrites au paragraphe 215 du Règlement N°99-02 du Comité de Réglementation Comptable, relatif à la méthode dérogatoire de consolidation.

  L'autorisation ainsi conférée au Conseil d'Administration est valable, à compter de la présente Assemblée, pour la durée d'un an ;
- décide de supprimer le droit préférentiel de souscription des actionnaires au profit des vendeurs de participations acquises dans le cadre des opérations de croissance externe susvisées ;
- décide que l'émission susvisée d'actions nouvelles pourra, conformément aux dispositions de l'article L. 225-139 du Nouveau Code de Commerce (ancien article 180 de la loi N°66-537 du 24 juillet 1966), résulter de l'émission des valeurs mobilières de toute nature donnant accès immédiatement et / ou à terme à une quotité de capital de la Société ; en conséquence décide, en tant que de besoin, de supprimer le droit préférentiel de souscription des actionnaires aux actions auxquelles les valeurs mobilières susvisées pourraient donner accès à terme par exercice d'un droit de quelque nature que ce soit. Le montant nominal des titres d'emprunt émis, le cas échéant, en application de la présente autorisation, ne pourra être supérieur à 300 millions d'euros ;

- délègue au Conseil d'Administration tous pouvoirs pour mettre en œuvre la présente autorisation dans les conditions fixées par la loi, à l'effet notamment de :
  - procéder aux opérations de croissance externe susvisées, étant précisé que le Conseil d'Administration pourra demander, en tant que de besoin, à un expert indépendant d'établir un rapport sur l'évaluation des titres acquis, ainsi que sur la valeur de la créance que les vendeurs détiendront à l'égard de la Société, consécutivement à l'acquisition par cette dernière de leurs participations ;
  - déterminer les dates, conditions d'émission, notamment le prix et la date de jouissance des actions nouvelles, ou, le cas échéant, des titres donnant accès immédiatement et /ou à terme à une quotité du capital de la Société, étant précisé que ce prix sera au moins égal à la moyenne des premiers cours constatés en Bourse de l'action de la Société pendant dix jours de Bourse consécutifs choisis parmi les vingt jours de Bourse précédant l'émission ;
  - déterminer le nombre d'actions nouvelles, ou, le cas échéant, de titres donnant accès immédiatement et / ou à terme à une quotité du capital de la Société, que les vendeurs souscriront par compensation de la créance née de la cession à la Société de leurs participations;
  - inscrire au passif du bilan à un compte "prime d'émission" sur lequel porteront le droit de tous les actionnaires, la différence entre le prix d'émission des actions nouvelles et leur valeur nominale ;
  - procéder, s'il y a lieu, à l'imputation sur ladite "prime d'émission", de l'ensemble des frais et droits occasionnés par l'opération autorisée ;
  - prendre généralement toutes dispositions utiles et conclure tous accords pour parvenir à la bonne fin de l'opération autorisée, constater la ou les augmentations de capital en résultant et modifier corrélativement les statuts.

Cette résolution est adoptée à la majorité des voix dont disposent les actionnaires présents ou représentés ou ayant voté par correspondance, 60 555 280 voix ayant voté pour, 900 146 voix ayant voté contre.

## DOUZIEME RESOLUTION

L'Assemblée Générale extraordinaire, connaissance prise du rapport du Conseil d'Administration, délègue audit Conseil les pouvoirs nécessaires à l'effet d'augmenter, en une ou plusieurs fois, le capital social dans la limite d'un montant nominal maximum de 100 millions d'euros par l'incorporation, successive ou simultanée, au capital de tout ou partie des réserves, bénéfices ou primes d'émission, de fusion ou d'apport, à réaliser par création et attribution gratuite d'actions ou par élévation du nominal des actions ou par l'emploi conjoint de ces deux procédés.

L'Assemblée Générale décide que les droits formant rompus ne seront pas négociables et que les actions correspondantes seront vendues ; les sommes provenant de la vente seront allouées aux titulaires des droits au plus tard trente jours après la date d'inscription à leur compte du nombre entier d'actions attribuées.

L'Assemblée Générale confère tous pouvoirs au Conseil d'Administration, avec faculté de subdélégation à son président, dans les conditions fixées par la loi, à l'effet notamment de déterminer les dates et modalités de la (ou des) opération(s), fixer les montants à émettre et plus généralement de prendre toutes dispositions pour en assurer la bonne fin, accomplir tous actes et formalités à l'effet de rendre définitives la ou les augmentations de capital correspondantes et apporter aux statuts les modifications corrélatives.

La présente délégation est valable, à compter de la présente Assemblée, pour une durée de cinq ans, conformément aux dispositions de l'article 181 alinéa 1 de la loi du24 juillet 1966.

Cette résolution est adoptée à la majorité des voix dont disposent les actionnaires présents ou représentés ou ayant voté par correspondance, 60 517 976 voix ayant voté pour, 937 450 voix ayant voté contre.

## TREIZIEME RESOLUTION

L'Assemblée Générale, connaissance prise du rapport du Conseil d'Administration et de celui des Commissaires aux comptes, autorise le Conseil d'Administration, avec faculté de délégation :

- à annuler les actions acquises au titre de la mise en œuvre de l'autorisation donnée à la 6ème résolution, dans la limite de 10 % du capital par période de vingt-quatre mois et à réduire corrélativement le capital social, en imputant la différence entre la valeur de rachat des titres annulés et leur valeur nominale sur les primes et réserves disponibles ;
- à modifier en conséquence les statuts et à accomplir formalités nécessaires.

Cette autorisation expire à l'issue de l'Assemblée Générale appelée à statuer sur les comptes de l'exercice clos le 31 décembre 2001.

Cette résolution est adoptée à la majorité des voix dont disposent les actionnaires présents ou représentés ou ayant voté par correspondance, 61 455 320 voix ayant voté pour, 106 voix ayant voté contre.

## QUATORZIEME RESOLUTION

L'Assemblée Générale confère tous pouvoirs au porteur d'un original, d'une copie, ou d'un extrait du présent procès-verbal et de toutes autres pièces utiles pour effectuer tous dépôts, formalités et publications nécessaires, ensuite des décisions ci-dessus prises et de leur réalisation.

Cette résolution est adoptée à la majorité des voix dont disposent les actionnaires présents ou représentés ou ayant voté par correspondance, 61 455 320 voix ayant voté pour, 106 voix ayant voté contre.

L'ordre du jour étant épuisé et personne ne demandant plus la parole, le Président déclare la séance levée à 19 heures 30.

De tout ce que dessus, il a été dressé le présent procès-verbal qui, après lecture, a été signé par les membres du bureau.

**Le Président**
Alexis KNIAZEFF

**Les Scrutateurs**
Hubert MARTIGNY
Michel FRIEDLANDER

**Le Secrétaire**
Alain ROUGAGNOU

# CONSOLIDATED NET PROFITS 2000 GROW BY 48%

# PROFITS MORE THAN DOUBLED IN TWO YEARS

The consolidated net profit before amortization of goodwill for the year 2000, in EUR 93.1 million (FF 610.8 million), an increase of 48.4%. This increase is greater than the increase in turnover of 46.4% at EUR 900.2 million (FF 5.905 million) and the percentage of net profits, before amortization of goodwill, to turnover has reached 10.3%.

The operating profits for the year 2000 are EUR 164.5 million (FF 1079.3 million) or 18.3% of revenue.

Net operating profit after amortization of goodwill was EUR 84.3 million (FF 552.9 million), up by 47.8%.

Over two years, between 1998 and 2000, turnover, operating profit, consolidated net profit before amortization of goodwill and the profit per share have more than doubled.

***Forecast 2001***

The growth of activity in the 1st half of 2001 confirms the dynamic tendencies of the previous year.

Turnover for 2001 should thus exceed EUR 1.2 billion and margins should be maintained at the same level as for the previous years.

The percentage of consolidated turnover from outside France will represent 50% of the turnover for 2002 as against 41% in 2000.

The establishment of bases all over Europe and the dynamic tendencies will allow us to confirm our belief that the target of EUR 2 billion worth of turnover in 2002 is a conservative one.

(Audit in progress)

*Paris, April 2, 2001*



ALTRAN TECHNOLOGIES

COMMUNIQUÉ FINANCIER

# LE RESULTAT NET CONSOLIDE 2000 PROGRESSE DE 48 %

## RESULTATS PLUS QUE DOUBLES EN DEUX ANS

Le **résultat** net consolidé, avant amortissement des survaleurs de l'exercice 2000, s'établit à **93,1 M€ (610,8 MF),** en **progression** de **48,4 %.** Cette progression est **supérieure à la croissance du chiffre d'affaires** qui est de 46,4 % à 900,2 M€ (5 905 MF) et le **taux de marge** nette, avant amortissement des survaleurs est de **10,3 % du chiffre d'affaires.**

Le **résultat d'exploitation** de l'exercice 2000 est de 164,5 M€ (1 079,3 MF) soit **18,3 % du chiffre d'affaires.**

Le résultat net après amortissement des survaleurs est de 84,3 M€ (552,9 MF) en progression de 47,8 %.

Sur deux ans, entre 1998 et 2000, le chiffre d'affaires, le résultat d'exploitation, le résultat net consolidé avant amortissement des survaleurs et le bénéfice par action ont plus que doublé.

*Perspectives 2001*

**La croissance du volume d'activité du 1er trimestre 2001 vient confirmer la dynamique de l'exercice précédent.**

Le **chiffre d'affaires** pour l'année **2001** devrait ainsi dépasser **1,2 milliards d'euros** et les marges se maintenir au niveau des années précédentes.

Le pourcentage du chiffre d'affaires consolidé réalisé **hors France** représentera **50 % du chiffre d'affaires en 2002** contre 41 % en 2000.

Le déploiement de nos bases dans toute l'Europe et la dynamique associée nous permettent de confirmer notre conviction que l'objectif de **2 milliards** d'euros de chiffre d'affaires en **2003** est conservateur.

(Audit en cours)

*Paris, le 2 avril 2001*

Code Sicovam : 3463 Code Bloomberg : ALT FP Code Reuters : ALTR.PA

www.altran-group.com comfi@altran.fr

ALTRAN TECHNOLOGIES

FINANCIAL RELEASE

# FIRST QUARTER 2001
# A 48,6% INCREASE OF CONSOLIDATED REVENUE COMPARED WITH THE FIRST QUARTER OF 2000

The **consolidated revenue for the 1st quarter of 2001** reaches **269 M€ (1 764,5 MF),** a **48,6%** increase compared with the 1st quarter of 2000 (181 M€, 1 187 MF). The 1st quarter revenue has **more than doubled in two years.**

The consolidated revenue related to companies acquired during the 1st quarter 2001 is 4,7 M€ (30,2 MF).

The revenue for the 1st quarter 2001 of the **subsidiaries outside of France** is **115,7 M€ (758,7 MF),** an increase of 75% compared with the first quarter 2000.

The revenue of subsidiaries outside of France represents 43% of group consolidated revenue.

ALTRAN maintains its short and medium term revenue objectives : 1,2 billion euros for 2001, and 2 billion euros for 2003, with 50% from subsidiaries outside of France by the year 2002.

*23 April 2001*

Code Sicovam : 3463 Code Bloomberg : ALT FP Code Reuters : ALTR.PA

www.altran-group.com comfi@altran.fr

ALTRAN TECHNOLOGIES

COMMUNIQUÉ FINANCIER

# PREMIER TRIMESTRE 2001 PROGRESSION DE 48,6 % DU CHIFFRE D'AFFAIRES CONSOLIDE PAR RAPPORT AU PREMIER TRIMESTRE 2000

Le **chiffre d'affaires consolidé du 1er trimestre 2001** atteint **269 M€ (1 764,5 MF)** en progression de **48,6 %** par rapport au 1er trimestre 2000 (181 M€, 1 187 MF). Le chiffre d'affaires du 1er trimestre a **plus que doublé en deux ans.**

La part des acquisitions du 1er trimestre 2001 dans le chiffre d'affaires consolidé est de 4,7 M€ (30,2 MF).

Le chiffre d'affaires du 1er trimestre 2001 des **filiales hors France** est de **115,7 M€ (758,7 MF)** soit une augmentation de 75 % par rapport au premier trimestre 2000.

Le chiffre d'affaires des filiales hors France représente 43 % du chiffre d'affaires consolidé du groupe.

ALTRAN maintient ses objectifs de chiffre d'affaires à court et moyen terme : 1,2 milliard d'euros pour 2001, 2 milliards d'euros pour 2003 réalisés à 50 % hors France dès 2002.

*Paris, le 23 avril 2001*

Code Sicovam : 3463 Code Bloomberg : ALT FP Code Reuters : ALTR.PA

www.altran-group.com comfi@altran.fr

ALTRAN TECHNOLOGIES

FINANCIAL RELEASE

**FIRST SEMESTER 2001**

**CONSOLIDATED TURNOVER :**

**577 MILLION EUROS**

**46% GROWTH RELATIVE TO FIRST SEMESTER 2000**

Consolidated turnover for the first semester of 2001 stands at **576,9 million Euros (3 785 MF),** against 394,8 million Euros over the first semester of 2000, for a **46,1% growth rate.** The turnover for the first semester has more than doubled in two years.

Companies acquired in the course of the first semester of 2001 posted a consolidated turnover of 16,7 million Euros.

The turnover for **subsidiaries outside France** amounted to **248 million Euros** ; the incrase relative to the first semester of 2000 stands at 65,3%. Activities in foreign countries amount to **43% of the total consolidated turnover,** against 38% for the same period in the previous year.

The initial turnover forecast for 2001`will be exceed and profitability will be maintained.

Altran aims to have **40,000 consultants**, around the world by 2005.

*19 July 2001*

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ALTRAN TECHNOLOGIES

COMMUNIQUÉ FINANCIER

# PREMIER SEMESTRE 2001

## CHIFFRE D'AFFAIRES CONSOLIDÉ : 577 MILLIONS D'EUROS

## EN PROGRESSION DE 46 % PAR RAPPORT AU 1ER SEMESTRE 2000

Le chiffre d'affaires consolidé du 1er semestre 2001 s'établit à **576,9 millions d'euros (3 785 MF)**, contre 394,8 millions d'euros au 1er semestre 2000, soit une **progression de 46,1 %**. Le chiffre d'affaires du 1er semestre a plus que doublé en deux ans.

Les sociétés acquises au cours du 1er semestre 2001 représentent un chiffre d'affaires consolidé de 16,7 millions d'euros.

Le chiffre d'affaires des **filiales hors de France** a été de **248 millions d'euros** ; l'augmentation par rapport au 1er semestre 2000 est de 65,3 %. L'activité à l'étranger atteint **43 % du chiffre d'affaires** consolidé contre 38 % pour la même période de l'année précédente.

La prévision initiale de chiffre d'affaires pour l'année 2001 sera dépassée et la rentabilité maintenue.

L'ambition d'Altran est de constituer, avec **40.000 personnes en 2005**, le premier pôle mondial d'ingénieurs de l'innovation.

*Paris, le 19 juillet 2001*

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ALTRAN TECHNOLOGIES

FINANCIAL RELEASE

02 JAN -3 AM 8:59

# INCREASE IN NET PROFITS OF 47 %
## MORE THAN DOUBLED IN TWO YEARS

**Net profits** before amortisation of goodwill reaches **58.8 M€** (385.8 MF) compared with 40 M€ (262 MF) for the 1st semester 2000, with **revenues up** 46 % to **577 M€** (3 785 MF) for the first semester 2001.

The **percentage of net profits** before amortisation of goodwill is **10.2 %** of revenues.

**The profits of the first semester have more than doubled in two years.**

The **operating profits** are **103.9 M€** (681.7 MF), compared with 71 M€ (467 MF) at 30 June 2000, which is 18.01 % of revenues for the 1st semester 2001.

The **net group income** is **52.6 M€** (345 MF).

In spite of the current economic situation and the seriousness of recent world events, ALTRAN confirms that forecast revenues for the year 2001 will exceed 1.2 billion € while maintaining the same level of profitability.

The current growth in volume of activity allows us to reassure a target growth rate of over 30 % for the first semester 2002.

We are presently seeing with nearly all of our clients, in all countries, **an unprecedented effort** of mobilising and restructuring the means of research and production **in which we are highly involved,** and which ensures us an exceptional amount of workload continuing through 2003.

ALTRAN can thus confidently confirm that the objective of 2 billion € of revenues for 2003 will be easily attained.

*25 September 2001*
*Audit in process*

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# RESULTAT NET EN HAUSSE DE 47 %

## PLUS QUE DOUBLÉ EN DEUX ANS

Le **résultat net** avant amortissement des survaleurs s'élève à **58,8 M€** (385,8 MF) contre 40 M€ (262 MF) au 1er semestre 2000, pour un **chiffre d'affaires** en progression de 46 % à **577 M€** (3 785 MF) au premier semestre 2001.

Le **taux de marge nette** avant amortissement des survaleurs est de **10,2 %** du chiffre d'affaires.

**Le résultat du premier semestre a plus que doublé en deux ans.**

Le **résultat d'exploitation** est de **103,9 M€** (681,7 MF), à comparer à 71 M€ (467 MF) au 30 Juin 2000, soit 18,01 % du chiffre d'affaires au 1er semestre 2001.

Le **résultat net part du groupe** ressort à **52,6 M€** (345 MF).

En dépit du climat économique actuel et de la gravité des récents événements mondiaux, ALTRAN confirme que le chiffre d'affaires prévisionnel de l'exercice 2001 dépassera 1,2 milliard d'euros avec maintien de sa rentabilité.

La croissance actuelle du volume d'activité permet de réaffirmer un objectif de croissance supérieur à 30 % pour le premier semestre 2002.

Nous observons actuellement chez la quasi totalité de nos clients, dans tous les pays, **un effort sans précédent** de mobilisation et de reconfiguration des moyens de recherche et de production **auquel nous sommes étroitement associés,** ce qui nous assure un plan de travail exceptionnel jusqu'au delà de 2003.

ALTRAN est d'autant plus confiant pour confirmer que l'objectif de 2 milliards d'euros de chiffre d'affaires en 2003 sera largement atteint.

*Paris, le 25 septembre 2001*

*Audit en cours*

ALTRAN TECHNOLOGIES

FINANCIAL RELEASE

# CONSOLIDATED REVENUES AS OF 30 SEPTEMBER 2001 INCREASED BY 42.4%

***

# REVENUE TARGET FOR THE YEAR IS MAINTAINED

**Consolidated revenues** as of 30 September 2001 reach **884.1 M€** compared with 621 M€ as of 30 September 2000 **(+ 42.4%).**
Revenues as of 30 September have more than doubled in two years.

The portion related to acquisitions made during the year 2001 included in consolidated revenues as of 30 September 2001 is 36.7 M€.
The **growth without acquisitions** as of 30 September 2001 is **36.5%,** superior to that of 30 September 2000, which was also exceptional.

ALTRAN has become a major player in Italy, Spain, the Benelux countries and Switzerland.
ALTRAN will achieve between now and the end of the year 100 M€ of revenues in each of the following countries: Italy, Spain, and the Benelux; and 50M€ in Switzerland.

ALTRAN confirms that the revenues forecast for the year 2001 will exceed 1.2 billion euros while maintaining the same level of profitability.

*Paris, 5 November 2001*

Code Sicovam : 3463 Bloomberg : ALT FP Reuters : ALTR.PA NASDAQ : ALTKF

# CHIFFRE D'AFFAIRES CONSOLIDÉ AU 30 SEPTEMBRE 2001 EN PROGRESSION DE 42,4 %

***

# OBJECTIF DE CHIFFRE D'AFFAIRES ANNUEL MAINTENU

Le **chiffre d'affaires** consolidé au 30 septembre 2001 atteint **884,1 M€** à comparer à 621 M€ au 30 septembre 2000 **(+ 42,4 %).**
Le chiffre d'affaires au 30 septembre a plus que doublé en deux ans.

La part des acquisitions de 2001 prises en compte dans le chiffre d'affaires consolidé au 30 septembre 2001 est de 36,7 M€.
Le taux de **croissance hors acquisitions** au 30 septembre 2001 est de **36,5 %,** supérieur à celui du 30 septembre 2000, qui était lui-même exceptionnel.

ALTRAN est devenu un acteur majeur en Italie, Espagne, Bénélux et Suisse.
ALTRAN atteindra d'ici la fin de l'année 100 M€ de chiffre d'affaires dans chacun des pays suivants : Italie, Espagne, Bénélux ; et 50 M€ en Suisse.

ALTRAN confirme que le chiffre d'affaires prévisionnel de l'exercice 2001 dépassera 1,2 milliard d'euros avec maintien de sa rentabilité.

*Paris, le 5 novembre 2001*

# letter to shareholders

ALTRAN, Europe's leading technology consultancy

Vol. 2

- As indicated during several media interviews since September, Altran once again confirms that **revenue growth** for the year ending 2001 will be approximately 40% **(1 260 million Euros)** maintaining profitability (operating profits : 18%)

- The decrease of growth from quarter to quarter (2001/2000) is misleading : in essence, the quarterly revenue breakdown for 2000 was atypical, where the second semester was disproportionately superior to the first.

  The growth trend of the year 2001 exercise, quarter after quarter, is similar to that of 1999, which was unanimously interpreted to be excellent.

  The 2001/1999 comparison shows a systematic doubling of each quarter, including the fourth quarter.

- The trend of the current quarter assures us that we will meet our growth **objective of over 30%** for the first half of 2002, excluding 2002 acquisitions.

ALTRAN TECHNOLOGIES

# La lettre aux actionnaires

ALTRAN, leader européen du Conseil en Hautes Technologies

**N° 2**

- Comme indiqué lors des interviews faits depuis septembre dans les différents médias, Altran confirme une fois de plus que **la croissance du C.A. 2001** sera de l'ordre de 40 % **(soit 1 260 Millions d'Euros)** avec maintien de la rentabilité (marge d'exploitation : 18 %).

- La diminution de la croissance de trimestre à trimestre (2001/2000) n'est qu'apparente : en effet, la répartition des C.A. trimestriels 2000 a été atypique, avec un deuxième semestre supérieur de manière disproportionnée au premier.

  Le profil de croissance de l'exercice 2001, trimestre après trimestre, est similaire à celui de 1999, qui avait été unanimement salué comme excellent.

  La comparaison 2001/1999 fait apparaître un doublement systématique de chaque trimestre, y compris le quatrième trimestre.

- La tendance du trimestre en cours nous conforte dans notre objectif de **croissance supérieure à 30 %** au premier semestre 2002, hors acquisitions 2002.

ALTRAN TECHNOLOGIES

**PUBLICATION ON MAY 23, 2001**

**NOTICE OF GENERAL SHAREHOLDERS' MEETING**

ALTRAN TECHNOLOGIES
with a registered share capital of 45,022,936.50 €
Registered Office: 58, bd Gouvion Saint-Cyr 75017 PARIS
Commercial Registry reference: RCS PARIS B 702 012 956

CALL NOTICE

The shareholders are informed that a Mixed Shareholders' Meeting shall be held on Thursday June 21, 2001, at 5 p.m. at the Palais des Congrès, *Amphithéâtre bleu*, level 2, 2 Place de la Porte Maillot, 75017 Paris, in order to vote on the following agenda:

**I. Ordinary Resolutions:**

1. Board of Directors' Management Report;
2. Auditors' Report on the previous financial year;
3. Auditors' Special Report on agreements specified by Articles L.225-38 and 225-40 of the French Commercial Code;
4. Approval of such agreements, as well as of the accounts and transactions during the previous financial year;
5. Approval of the directors' management;
6. Allocation of the profits for the previous financial year – Distribution of a dividend;
7. Board of Directors' fees;
8. Authorization of the buy-back by ALTRAN TECHNOLOGIES of its own shares; and
9. Powers of attorney for formalities.

**II. Extraordinary Resolutions:**

10. Authorization to be given to the Board of Directors to proceed with the increase of the registered share capital by issuing, without any preferential subscription rights, shares and /or securities giving immediate or future rights to shares in the company; such increase being fixed at 5,000,000 Euros of the nominal amount of the maximum permitted capital increase, and 700,000,000 Euros of the nominal amount of the maximum permitted loan securities, as determined by such authorization;

Tout actionnaire peut voter par procuration ou par correspondance. Un formulaire unique de vote par correspondance ou par procuration et ses annexes seront tenus à la disposition des actionnaires au siège social ou adressés à tout actionnaire qui en ferait la demande.

Il sera fait droit à toute demande déposée ou reçue au plus tard six jours avant la date de la réunion.

Le formulaire devra être envoyé accompagné de la justification de la qualité d'actionnaire au plus tard trois jours avant la tenue de l'assemblée.

*Le conseil d'administration.*

*89532*

## AIRES

Société d'investissement à capital variable.
Siège social : 11, avenue d'Iéna, 75116 Paris.
331 152 942 R.C.S. Paris.

### AVIS DE RÉUNION VALANT AVIS DE CONVOCATION

MM. les actionnaires sont convoqués en assemblée générale ordinaire le lundi 25 juin 2001 à 10 heures au siège social, 11, avenue d'Iéna, Paris (16e), au 2e étage, en vue de délibérer et statuer sur l'ordre du jour suivant :

*Ordre du jour.*

— Lecture du rapport de gestion du conseil d'administration et du rapport général du commissaire aux comptes : quitus aux administrateurs ;
— Examen et approbation du bilan et des comptes de l'exercice clos au 30 mars 2001 et affectation des résultats ;
— Rapport spécial du commissaire aux comptes prévu à l'article L. 225-38 du Code de commerce ;
— Non renouvellement du mandat d'un administrateur ;
— Pouvoirs pour l'accomplissement des formalités.

### PROJET DE RÉSOLUTIONS

***Première résolution.*** — L'assemblée générale, après avoir entendu la lecture du rapport du conseil d'administration et du rapport général du commissaire aux comptes, approuve les termes desdits rapports, les comptes et le bilan de l'exercice clos le 30 mars 2001 tels qu'ils lui sont présentés.

L'assemblée générale donne en conséquence quitus entier et sans réserve au conseil d'administration pour sa gestion au cours de l'exercice.

***Deuxième résolution.*** — L'assemblée générale constate que les sommes à affecter au titre de l'exercice s'élèvent à 2 479 782,50 € (16 266 306,89 F).

Conformément aux dispositions de l'article 27 des statuts, l'assemblée générale décide de répartir ce montant de la façon suivante :

| | |
|---|---|
| Résultat capitalisé (actions C) | 2 271 788,37 € (14 901 954,84 F) |
| A titre de dividende aux détenteurs d'actions D | 207 838,64 € (1 363 332,11 F) |
| En report à nouveau de l'exercice | 155,49 € (1 019,95 F) |

Chaque action « D » recevra ainsi un dividende net de 5,54 € (36,34 F).

Ce dividende sera détaché le 26 juin 2001 et mis en paiement le 28 juin 2001.

Conformément aux dispositions légales, l'assemblée générale prend acte des dividendes distribués au cours des trois derniers exercices :

| Exercice | Dividende net | Crédit d'impôt | Revenu global |
|---|---|---|---|
| 1997/1998 | 45,49 F (6,93 €) | | 45,49 F (6,93 €) |
| 1998/1999 | 41,72 F (6,36 €) | | 41,72 F (6,36 €) |
| 1999/2000 | 35,29 F (5,38 €) | | 35,29 F (5,38 €) |

***Troisième résolution.*** — L'assemblée générale prend acte du rapport spécial du commissaire aux comptes sur les opérations visées à l'article L. 225-38 du Code de commerce.

***Quatrième résolution.*** — L'assemblée générale prend acte de la décision de M. Jacques Blanquis de ne pas solliciter le renouvellement de son mandat d'administrateur.

***Cinquième résolution.*** — L'assemblée générale confère tous pouvoirs au porteur d'une copie ou d'un extrait du procès-verbal de la présente assemblée ainsi que tous autres documents pour l'accomplissement des formalités légales.

---

Les demandes d'inscription par les actionnaires de projets de résolutions doivent être envoyées au siège social dans le délai de dix jours à compter de la publication du présent avis.

Tout actionnaire, quel que soit le nombre d'actions qu'il possède, peut prendre part à cette assemblée ou s'y faire représenter par son conjoint ou par un autre actionnaire. Toutefois, seront seuls admis à assister à cette assemblée, à s'y faire représenter ou à voter par correspondance les actionnaires qui auront au préalable justifié de cette qualité :

— En ce qui concerne leurs actions nominatives, par l'inscription desdites actions en compte nominatif pur ou administré cinq jours au moins avant la date de l'assemblée ;

— En ce qui concerne leurs actions au porteur, par la remise, dans le même délai, d'un certificat établi par l'intermédiaire habilité constatant l'indisponibilité des actions inscrites en compte jusqu'à la date de l'assemblée.

Les actionnaires désirant assister à cette assemblée recevront sur leur demande une carte d'admission.

Un formulaire de vote par correspondance ou par procuration est à la disposition de tout actionnaire qui en fera la demande par lettre recommandée avec accusé de réception reçue au siège, au plus tard six jours avant la date de la réunion.

A défaut d'assister personnellement à l'assemblée, tout actionnaire peut choisir entre l'une des trois formules suivantes :

— Remettre une procuration à son conjoint ou tout autre actionnaire ;
— Adresser une procuration à la société sans indication de mandataire ;
— Voter par correspondance.

Les formulaires de vote par correspondance, dûment remplis, devront parvenir au siège social de la société trois jours au moins avant la date de réunion de l'assemblée.

Les actionnaires sont informés que le bilan, le compte de résultat et la composition des actifs ont été déposés au greffe du Tribunal de commerce de Paris. Ces documents sont tenus à leur disposition au siège social de la société. Ils seront envoyés gratuitement à ceux d'entre eux qui en feront la demande.

Le présent avis de réunion vaut avis de convocation, sous réserve qu'aucune modification ne soit apportée à l'ordre du jour à la suite de demandes d'inscription de projets de résolutions présentés par les actionnaires.

*Le conseil d'administration.*

*89556*

## ALTRAN TECHNOLOGIES

Société anonyme au capital de 45 022 936,50 €.
Siège social : 58, boulevard Gouvion Saint-Cyr, 75017 Paris.
702 012 956 R.C.S. Paris.

### AVIS DE RÉUNION VALANT AVIS DE CONVOCATION

Mmes et MM. les actionnaires sont convoqués en assemblée générale mixte le jeudi 21 juin 2001 à 17 heures au Palais des Congrès amphithéâtre bleu, niveau 2, 2 place de la Porte Maillot, 75017 Paris à l'effet de délibérer sur l'ordre du jour et les projets de résolutions suivants :

*Ordre du jour.*

A titre ordinaire :

— Rapport de gestion du conseil d'administration ;
— Rapport des commissaires aux comptes sur les comptes de l'exercice ;
— Rapport spécial des commissaires aux comptes sur les conventions visées à l'article L. 225-38 et 225-40 du nouveau Code de commerce ;
— Approbation desdites conventions ainsi que des comptes et opérations de l'exercice ;
— Quitus aux administrateurs ;
— Affectation du résultat de l'exercice-distribution d'un dividende ;
— Jetons de présence au conseil ;
— Autorisation de rachat par Altran Technologies de ses propres titres ;
— Pouvoirs pour formalités.

A titre extraordinaire :

— Autorisation à donner au conseil d'administration de procéder à l'augmentation du capital social par émission avec suppression du droit préférentiel de souscription d'actions et/ou de valeurs mobilières donnant accès immédiatement ou à terme à des actions de la société ; fixation à 5 000 000 € du montant nominal des augmentations de capital susceptibles d'être réalisées et à 700 000 000 € du montant nominal des titres d'emprunt susceptibles d'être émis en vertu de ladite autorisation ;
— Détermination du montant global des autorisations données au conseil d'administration ;
— Autorisation à donner au conseil d'administration de faire usage des autorisations d'augmenter le capital social en période d'OPA ou d'OPE sur les titres de la société ;
— Autorisation à donner au conseil d'administration de procéder à l'augmentation du capital social par émission avec suppression du droit préférentiel de souscription d'actions à l'effet de rémunérer des titres apportés dans une offre publique d'échange ;
— Autorisation à donner au conseil d'administration de procéder à l'augmentation du capital social par émission avec suppression du droit préférentiel de souscription d'actions à l'effet de rémunérer en titres des opérations de croissance externe ;
— Autorisation à donner au conseil d'administration de procéder à l'augmentation du capital social par incorporation de réserves ;
— Pouvoirs pour l'accomplissement des formalités.

### TEXTE DU PROJET DE RÉSOLUTIONS

**Partie ordinaire.**

***Première résolution*** *(Cette résolution a pour objet l'approbation des rapports et des comptes sociaux de l'exercice 2000, ainsi que la présentation des comptes consolidés de l'exercice 2000).* — L'assemblée générale, après avoir entendu la lecture du rapport de gestion du conseil d'administration et du rapport général des commissaires aux comptes sur les comptes de l'exer-

cice clos le 31 décembre 2000, approuve l'ensembre de ces comptes, à savoir le bilan, le compte de résultat et l'annexe arrêtés au 31 décembre 2000, tels qu'ils lui ont été présentés, ainsi que les opérations traduites dans ces comptes et résumées dans ces rapports.

L'assemblée générale constate que les comptes consolidés au 31 décembre 2000 lui ont été présentés et que le rapport du conseil d'administration sur la gestion du groupe est inclus dans le rapport de gestion, et prend acte des éléments figurant dans les comptes consolidés.

***Deuxième résolution*** *(Cette résolution a pour objet de statuer sur l'affectation du résultat et le montant des dividendes à mettre en distribution).* — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, approuve la proposition du conseil d'administration, et après avoir constaté :

— que les comptes de l'exercice clos le 31 décembre 2000 se soldent par un bénéfice de 27 307 381 € (179 124 679 FF),

— et que le montant des sommes distribuables s'élève à 71 982 366 € (472 173 367 FF), ainsi constitué :

| | € | F |
|---|---|---|
| Résultat de l'exercice | 27 307 381 | 179 124 679 |
| Diminué de la dotation à la réserve légale | 559 277 | 3 668 617 |
| Majoré du report à nouveau antérieur bénéficiaire | 45 234 262 | 296 717 305 |
| Résultat distribuable | 71 982 366 | 472 173 367 |

décide de prélever à titre de dividendes aux actionnaires, la somme de 12 606 418 € (82 692 684 FF) soit, sur la base de 90 045 846 actions, un montant de 0,14 € (0,92 FF) par action, assorti d'un avoir fiscal de 0,07 € (0,46 FF), soit un revenu global de 0,21 € (1,38 FF) par action, le solde étant réporté au compte « Report à nouveau », qui se monte ainsi à 59 375 948 € (389 480 687 FF).

Conformément à la loi, l'assemblée générale constate que le montant des dividendes mis en distribution au titre des trois derniers exercices et les avoirs fiscaux y afférents ont été les suivants :

| Exercice | Dividende net global | | Avoir fiscal global | | Revenu global | |
|---|---|---|---|---|---|---|
| 1999 | 9 609 180 € | 63 032 092 FF | 4 804 590 € | 31 516 046 FF | 14 413 770 € | 94 548 133 FF |
| 1998 | 6 729 764 € | 44 144 361 FF | 3 364 882 € | 22 072 181 FF | 10 094 647 € | 66 216 542 FF |
| 1997 | 5 234 261 € | 34 334 503 FF | 2 617 131 € | 17 167 251 FF | 7 851 392 € | 51 501 754 FF |

***Troisième résolution*** *(Cette résolution a pour objet d'approuver les conventions réglementées conclues par la société et présentées dans le rapport spécial des commissaires aux comptes).* — L'assemblée générale, après avoir entendu la lecture du rapport spécial des commissaires aux comptes prévu à l'article L. 225-40 du nouveau Code de commerce (ancien article 103 de la loi n° 66-537 du 24 juillet 1966) sur les conventions visées à l'article L. 225-38 du nouveau Code de commerce (ancien article 101 de la loi du 24 juillet 1966) et statuant sur ce rapport, approuve celui-ci en toutes ses parties.

***Quatrième résolution*** *(Cette résolution a pour objet d'approuver la gestion de la société par le conseil d'administration).* — L'assemblée générale, donne quitus entier et sans réserve au conseil d'administration pour sa gestion au cours de l'exercice écoulé.

***Cinquième résolution*** *(Cette résolution a pour objet de rémunérer les membres du conseil d'administration).* — L'assemblée générale fixe à la somme de 15 000 € (100 000 FF), le montant global des jetons de présence alloués au conseil d'administration au titre de l'exercice en cours.

***Sixième résolution*** *(Cette résolution a pour objet de renouveler l'autorisation précédemment donnée au conseil d'administration de procéder au rachat, à la revente ou transfert ou à l'annulation d'actions de la société, dans la limite de 10 % du capital).* — L'assemblée générale, sur proposition du conseil d'administration : annule l'autorisation de rachat par la société Altran Technologies SA de ses propres titres en application des articles L. 225-209 et suivants du nouveau Code de commerce (anciens articles 217-2 et suivants de la loi du 24 juillet 1966) donnée à la société par l'assemblée générale mixte du 25 juin 1999.

L'assemblée générale, connaissance prise du rapport du conseil d'administration et de la note d'information visée par la Commission des opérations de bourse, autorise le conseil d'administration, conformément aux dispositions des articles L. 225-209 et suivants du nouveau Code de commerce (anciens articles 217-2 et suivants de la loi du 24 juillet 1966), à acheter les actions de la société.

L'acquisition, la cession et le transfert de ces actions pourront être effectués à tout moment et par tous moyens, y compris par l'utilisation d'instruments financiers dérivés, ont notamment toutes opérations optionnelles. Le prix maximum d'achat est fixé à 200 € et le prix minimum de vente à 50 €.

En cas d'augmentation de capital par incorporation de réserves et attribution d'actions gratuites, ainsi qu'en cas de division ou de regroupement des titres, les prix indiqués ci-dessus seront ajustés par un coefficient multiplicateur égal au rapport entre le nombre de titres composant le capital avant l'opération et ce nombre après l'opération.

La part maximale du capital pouvant être achetée ne pourra excéder 10 % du capital social.

Les acquisitions d'actions pourront être effectuées en vue de :

— optimiser la gestion patrimoniale et financière de la société ;

— régulariser le cours de bourse de l'action de la société ;

— consentir des options d'achat d'actions aux salariés et mandataires sociaux de la société et/ou de son groupe, ou leur proposer d'acquérir des actions dans les conditions prévues aux articles 443-1 et suivants du Code du travail et par le deuxième alinéa de l'article 208-18 ;

— attribuer les titres dans le cadre de la participation des salariés aux fruits de l'expansion ;

— remettre les titres en paiement ou en échange, notamment dans le cadre d'opérations de croissance externe ;

— livrer les actions à l'occasion de l'exercice de droits attachés à des valeurs mobilières donnant droit par remboursement, conversion, échange, présentation d'un bon ou de toute autre manière, à l'attribution d'actions de la société ;

— permettre la sortie d'un ou plusieurs actionnaires ;

— favoriser le débouclage de participations croisées. Les actions ainsi acquises pourront être conservées, cédées, transférées. Elles pourront également être annulées, conformément aux termes de l'autorisation prévue par la 13e résolution.

Cette autorisation expirera à l'issue de l'assemblée générale appelée à statuer sur les comptes de l'exercice clos le 31 décembre 2001.

A cet effet, tous pouvoirs sont conférés au conseil d'administration, lequel pourra les déléguer, afin de passer tous les ordres en bourse, conclure tous accords en vue, notamment, de la tenue des registres des achats et ventes d'actions, effectuer toutes déclarations auprès de la commission des opérations de bourse et tous autres organismes, remplir toutes autres formalités et d'une manière générale, faire tout ce qui sera nécessaire.

**Partie extraordinaire.**

***Septième résolution*** *(Cette résolution a pour objet de renouveler l'autorisation précédemment donnée au conseil d'administration de procéder à l'augmentation du capital social, dans la limite de 5 millions d'euros de nominal, soit 10 millions d'actions, par émission sans droit préférentiel de souscription, de toute valeurs mobilières donnant accès, immédiatement ou à terme au capital de la société).* — L'assemblée générale, après avoir pris connaissance du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes et conformément aux dispositions de l'alinéa 3 de l'article L. 225-129-III (ancien article 180 III de la loi n° 66-537 du 24 juillet 1966) ;

— délègue au conseil d'administration les pouvoirs nécessaires à l'effet de procéder par voie d'appel public à l'épargne, en une ou plusieurs fois, dans les proportions et aux époques qu'il appréciera, tant en France qu'à l'étranger, à l'émission en euros ou en monnaie étrangère, d'actions de la société ainsi que de toutes valeurs mobilières de quelque nature que ce soit, donnant accès, immédiatement et/ou à terme, à des actions de la société ;

— décide que le montant des augmentations de capital social susceptibles d'être réalisées immédiatement et/ou à terme en vertu de la délégation susvisée, ne pourra être supérieur à 5 millions d'euros de nominal, montant auquel s'ajoutera, le cas échéant, le montant nominal des actions supplémentaires à émettre pour préserver, conformément à la loi, les droits des porteurs de valeurs mobilières donnant droit à des actions ;

— décide, en outre, que le montant nominal des titres d'emprunt susceptibles d'être émis en vertu de la délégation susvisée, ne pourra être supérieur à 700 millions d'euros ou à la contre-valeur de ce montant en cas d'émission en monnaie étrangère ;

— décide de supprimer le droit préférentiel de souscription des actionnaires aux valeurs mobilières à émettre, étant entendu que le conseil d'administration pourra conférer aux actionnaires une faculté de souscription par priorité sur tout ou partie de l'émission, pendant le délai et aux conditions qu'il fixera. Cette période de souscription ne donnera pas lieu à la création de droits négociables, mais pourra, si le conseil d'administration l'estime opportun, être exercée tant à titre irréductible que réductible ;

— décide que si les souscriptions des actionnaires et du public n'ont pas absorbé la totalité d'une émission d'actions ou de valeurs mobilières telles que définies ci-dessus, le conseil pourra utiliser, dans l'ordre qu'il estimera opportun, l'une ou l'autre des facultés ci-après :

- limiter, le cas échéant, l'émission au montant des souscriptions sous la condition que celui-ci atteigne les trois-quarts au moins de l'émission décidée,
- répartir librement tout ou partie des titres non souscrits ;

— constate que la délégation susvisée emporte de plein droit au profit des porteurs de valeurs mobilières donnant accès à terme à des actions de la société, susceptibles d'être émises, renonciation des actionnaires à leur droit préférentiel de souscription aux actions auxquelles ces valeurs mobilières donnent droit ;

— décide toutefois, dans le cas d'émission de bons de souscription autonomes, de supprimer expressément le droit préférentiel de souscription des actionnaires aux actions auxquelles ces bons donnent droit ;

— décide que la somme revenant, ou devant revenir à la société pour chacune des actions émises dans le cadre de la délégation susvisée, après prise en compte, en cas d'émission de bons autonomes de souscription d'actions, du prix d'émission desdits bons, sera au moins égale à la moyenne des premiers cours constatés en bourse de l'action de la société pendant dix jours de bourse consécutifs choisis parmi les vingt jours de bourse précédant le début de l'émission des valeurs mobilières précitées, après, le cas échéant, correction de cette moyenne pour tenir compte de la date de jouissance ;

— décide que le conseil d'administration aura tous pouvoirs avec faculté de subdélégation à son président, dans les conditions fixées par la loi, pour mettre en œuvre la présente délégation, à l'effet notamment de déterminer les dates et modalités des émissions ainsi que la forme et les caractéristiques des valeurs mobilières à créer, d'arrêter les prix et conditions des émissions, de fixer les montants à émettre, de fixer la date de jouissance, même rétroactive, des titres à émettre, de déterminer le mode de libération des actions ou autres titres émis et, le cas échéant, de prévoir les conditions de leur rachat en bourse, la possibilité de suspension de l'exercice des droits d'attribution d'actions attachés aux valeurs mobilières à émettre pendant un délai qui ne

pourra pas excéder trois mois, fixer les modalités suivant lesquelles sera assurée la préservation des droits des titulaires de valeurs mobilières donnant à terme accès au capital social et ce en conformité avec les dispositions légales et réglementaires. En outre, le conseil ou son président pourra procéder, le cas échéant, à toutes imputations sur la ou les primes d'émission et notamment celle des frais entraînés par la réalisation des émissions, et prendre généralement toutes dispositions utiles et conclure tous accords pour parvenir à la bonne fin des émissions envisagées et constater la ou les augmentations de capital résultant de toute émission réalisée par l'usage de la présente délégation et modifier corrélativement les statuts.

En cas d'émission de titres d'emprunt, le conseil d'administration aura tous pouvoirs, avec faculté de subdélégation au président, notamment pour décider de leur caractère subordonné ou non, fixer leur taux d'intérêt, leur durée, le prix de remboursement fixe ou variable avec ou sans prime, les modalités d'amortissement en fonction des conditions du marché et les conditions dans lesquelles ces titres donneront droit à des actions de la société ;

— décide que la présente délégation prive d'effet toute délégation antérieure relative à l'émission immédiate et/ou à terme d'actions de la société avec suppression du droit préférentiel de souscription et faculté de conférer un droit de priorité.

La délégation ainsi conférée au conseil d'administration est valable, à compter de la présente assemblée, pour une durée de 26 mois telle que prévue au troisième alinéa de l'article L. 225-129-III du nouveau Code de commerce (ancien article 180 III de la loi n° 66-537 du 24 juillet 1966).

***Huitième résolution*** *(Cette résolution a pour objet de renouveler l'autorisation précédemment donnée au conseil d'administration d'ajuster le rapport d'échange des obligations convertibles émises en 2000, en cas d'augmentation de capital de la société).* — L'assemblée générale, connaissance prise du rapport du conseil d'administration, et comme conséquence de l'adoption de la 7e résolution, décide :

— de fixer à 700 millions d'euros, ou à la contre-valeur de ce montant en cas d'émission en monnaie étrangère, le montant nominal maximum des titres d'emprunt susceptibles d'être émis en vertu des autorisations conférées par les résolutions susvisées ;

— de fixer à 5 millions d'euros, ou à la contre-valeur de ce montant en cas d'émission en monnaie étrangère, le montant nominal maximum des augmentations de capital social, immédiates et/ou à terme, susceptibles d'être réalisées en vertu des autorisations conférées par les résolutions susvisées, étant précisé qu'à ce montant nominal s'ajoutera, éventuellement, le montant nominal des actions à émettre en supplément pour préserver les droits des titulaires des valeurs mobilières donnant droit à des actions, conformément à la loi.

***Neuvième résolution*** *(Cette résolution a pour objet, en cas d'offre publique d'achat ou d'offre publique d'échange des actions de la société, de maintenir les autorisations conférées au conseil d'administration dans les deux précédentes résolutions d'augmenter le capital social de la société et d'ajuster la rapport d'échange des obligations convertibles).* — L'assemblée générale, après avoir pris connaissance du rapport du conseil d'administration et conformément aux dispositions de l'article L. 225-129-IV du nouveau Code de commerce (ancien article 180-IV de la loi n° 66-537 du 24 juillet 1966), décide expressément que les délégations données au conseil d'administration sous les 7e et 8e résolutions ci-dessus, à l'effet de réaliser toute augmentation de capital de la société, sont maintenues en période d'offre publique d'achat ou d'échange sur les titres de la société.

Le maintien, en période d'offre publique d'achat ou d'échange sur les titres de la société, des délégations données au conseil d'administration est valable jusqu'à la tenue de la prochaine assemblée générale de la société appelée à statuer sur les comptes de l'exercice 2001.

***Dixième résolution*** *(Cette résolution a pour objet de renouveler l'autorisation précédemment donnés au conseil d'administration d'utiliser des actions nouvelles de la société pour rémunérer, le cas échéant, l'acquisition d'une société cotée, par émission sans droits préférentiel de souscription, de toute valeurs mobilières donnant accès, immédiatement ou à terme au capital de la société).* — L'assemblée générale, après avoir pris connaissance du rapport du conseil d'administration, du rapport des commissaires aux comptes et conformément aux dispositions de l'article L. 225-148 du nouveau Code de commerce (ancien article 193-1 de la loi n° 66-537 du 24 juillet 1966), autorise le conseil d'administration à augmenter le capital de la société d'un montant nominal maximum de 2 millions d'euros par l'émission successive ou simultanée, en une ou plusieurs fois, d'actions nouvelles de la société à l'effet de rémunérer des titres apportés à une offre publique d'échange sur des titres d'une autre société admise aux négociations sur un marché réglementé.

Cette émission d'actions nouvelles rémunérant des titres apportés à une offre publique d'échange pourra, conformément aux dispositions de l'article L. 225-129 du nouveau Code de commerce (ancien article 180 de la loi n° 66-537 du 24 juillet 1966), résulter de l'émission des valeurs mobilières de toute nature donnant accès immédiatement et / ou à terme à une quotité de capital de la société.

En tant que de besoin, les actionnaires renoncent à leurs droits préférentiels de souscription aux actions auxquelles les valeurs mobilières susvisées pourraient donner accès à terme par exercice d'un droit de quelque nature que ce soit. Le montant nominal des titres d'emprunt émis, le cas échéant, en application de la présente autorisation, ne pourra être supérieur à 300 millions d'euros.

L'assemblée générale décide que le conseil d'administration aura tous pouvoirs, avec faculté de subdélégation à son président, dans les conditions fixées par la loi, pour mettre en oeuvre la présente autorisation, à l'effet notamment :

— de fixer la parité d'échange ainsi que, le cas échéant, le montant de la soulte en espèces à verser ;

— de constater le nombre de titres apportés à l'échange ;

— de déterminer les dates, conditions d'émission, notamment le prix et la date de jouissance des actions nouvelles, ou, le cas échéant, des titres donnant accès immédiatement et / ou à terme à une quotité du capital de la société ;

— d'inscrire au passif du bilan à un compte « Prime d'apport » sur lequel porteront le droit de tous les actionnaires, la différence entre le prix d'émission des actions nouvelles et leur valeur nominale ;

— de procéder, s'il y a lieu, à l'imputation sur ladite « Prime d'apport », de l'ensemble des frais et droits occasionnés par l'opération autorisés ;

— de prendre généralement toutes dispositions utiles et conclure tous accords pour parvenir à la bonne fin de l'opération autorisée, constater la ou les augmentations de capital en résultant et modifier corrélativement les statuts.

L'autorisation ainsi conférée au conseil d'administration est valable, à compter de la présente assemblée, pour la durée prévue au troisième alinéa de l'article L. 225-129 du nouveau Code de commerce (ancien article 180-III de la loi n° 66-537 du 24 juillet 1966).

***Onzième résolution*** *(Cette résolution a pour objet de renouveler l'autorisation précédemment donnée au conseil d'administration d'utiliser des actions nouvelles de la société pour rémunérer, le cas échéant, l'acquisition d'une société non cotée, par émission sans droit préférentiel de souscription, de toute valeurs mobilières donnant accès, immédiatement ou à terme au capital de la société)..* — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, après avoir pris connaissance du rapport du conseil d'administration, du rapport des commissaires aux comptes et conformément aux dispositions de l'article L. 225-138 du nouveau Code de commerce (ancien article 186-3 de la loi n° 66-537 du 24 juillet 1966) :

— autorise le conseil d'administration à augmenter le capital de la société d'un montant nominal maximum de 2 millions d'euros par l'émission, en une ou plusieurs fois, d'actions nouvelles de la société, à l'effet de rémunérer en titres des opérations de croissance externe réalisées, notamment, dans les conditions décrites au paragraphe 215 du règlement n° 99-02 du Comité de réglementation comptable, relatif à la méthode dérogatoire de consolidation.

L'autorisation ainsi conférée au conseil d'administration est valable, à compter de la présente assemblée, pour la durée d'un an ;

— décide de supprimer le droit préférentiel de souscription des actionnaires au profit des vendeurs de participations acquises dans le cadre des opérations de croissance externe susvisées ;

— décide que l'émission susvisée d'actions nouvelles pourra, conformément aux dispositions de l'article L. 225-139 du nouveau Code de commerce (ancien article 180 de la loi n° 66-537 du 24 juillet 1966), résulter de l'émission des valeurs mobilières de toute nature donnant accès immédiatement et/ou à terme à une quotité de capital de la société ; en conséquence décide, en tant que de besoin, de supprimer le droit préférentiel de souscription des actionnaires aux actions auxquelles les valeurs mobilières susvisées pourraient donner accès à terme par exercice d'un droit de quelque nature que ce soit. Le montant nominal des titres d'emprunt émis, le cas échéant, en application de la présente autorisation, ne pourra être supérieur à 300 millions d'euros ;

— délègue au conseil d'administration tous pouvoirs pour mettre en oeuvre la présente autorisation dans les conditions fixées par la loi, à l'effet notamment de :

- procéder aux opérations de croissance externe susvisées, étant précisé que le conseil d'administration pourra demander, en tant que de besoin, à un expert indépendant d'établir un rapport sur l'évaluation des titres acquis, ainsi que sur la valeur de la créance que les vendeurs détiendront à l'égard de la société, consécutivement à l'acquisition par cette dernière de leurs participations ;
- déterminer les dates, conditions d'émission, notamment le prix et la date de jouissance des actions nouvelles, ou, le cas échéant, des titres donnant accès immédiatement et/ou à terme à une quotité du capital de la société, étant précisé que ce prix sera au moins égal à la moyenne des premiers cours constatés en bourse de l'action de la société pendant dix jours de bourse consécutifs choisis parmi les vingt jours de bourse précédant l'émission ;
- déterminer le nombre d'actions nouvelles, ou, le cas échéant, de titres donnant accès immédiatement et/ou à terme à une quotité du capital de la société, que les vendeurs souscriront par compensation de la créance née de la cession à la société de leurs participations ;
- inscrire au passif du bilan à un compte « Prime d'émission » sur lequel porteront le droit de tous les actionnaires, la différence entre le prix d'émission des actions nouvelles et leur valeur nominale ;
- procéder, s'il y a lieu, à l'imputation sur ladite « Prime d'émission », de l'ensemble des frais et droits occasionnés par l'opération autorisée ;
- prendre généralement toutes dispositions utiles et conclure tous accords pour parvenir à la bonne fin de l'opération autorisée, constater la ou les augmentations de capital en résultant et modifier corrélativement les statuts.

***Douzième résolution*** *(Cette résolution a pour objet de renouveler l'autorisation précédemment donnée au conseil d'administration de procéder à l'augmentation du capital social par incorporation de primes, réserves, bénéfices ou autres dont la capitalisation serait admise).* — L'assemblée générale extraordinaire, connaissance prise du rapport du conseil d'administration, délègue audit conseil les pouvoirs nécessaires à l'effet d'augmenter, en une ou plusieurs fois, le capital social dans la limite d'un montant nominal maximum de 100 millions d'euros par l'incorporation, successive ou simultanée, au capital de tout ou partie des réserves, bénéfices ou primes d'émission, de fusion ou d'apport, à réaliser par création et attribution gratuite d'actions ou par élévation du nominal des actions ou par l'emploi conjoint de ces deux procédés.

L'assemblée générale décide que les droits formant rompus ne seront pas négociables et que les actions correspondantes seront vendues ; les sommes

provenant de la vente seront allouées aux titulaires des droits au plus tard trente jours après la date d'inscription à leur compte du nombre entier d'actions attribuées.

L'assemblée générale confère tous pouvoirs au conseil d'administration, avec faculté de subdélégation à son président, dans les conditions fixées par la loi, à l'effet notamment de déterminer les dates et modalités de la (ou des) opération(s), fixer les montants à émettre et plus généralement de prendre toutes dispositions pour en assurer la bonne fin, accomplir tous actes et formalités à l'effet de rendre définitives la ou les augmentations de capital correspondantes et apporter aux statuts les modifications corrélatives.

La présente délégation est valable, à compter de la présente assemblée, pour une durée de cinq ans, conformément aux dispositions de l'article 181 alinéa 1 de la loi du 24 juillet 1966.

*Treizième résolution (Cette résolution a pour objet de donner au conseil d'administration l'autorisation d'annuler les actions rachetées par la société, dans la limite de 10 % de son capital, et de réduire en conséquence le capital social).* — L'assemblée générale, connaissance prise du rapport du conseil d'administration et de celui des commissaires aux comptes, autorise le conseil d'administration, avec faculté de délégation :

— à annuler les actions acquises au titre de la mise en oeuvre de l'autorisation donnée à la sixième résolution, dans la limite de 10 % du capital par période de vingt-quatre mois et à réduire corrélativement le capital social, en imputant la différence entre la valeur de rachat des titres annulés et leur valeur nominale sur les primes et réserves disponibles ;

— à modifier en conséquence les statuts et à accomplir formalités nécessaires.

Cette autorisation expire à l'issue de l'assemblée générale appelée à statuer sur les comptes de l'exercice clos le 31 décembre 2001.

*Quatorzième résolution (Cette résolution a pour objet de donner les pouvoirs nécessaires à l'exécution des décisions qui découlent des résolutions adoptées par l'assemblée générale).* — L'assemblée générale confère tous pouvoirs au porteur d'un original, d'une copie, ou d'un extrait du présent procès-verbal et de toutes autres pièces utiles pour effectuer tous dépôts, formalités et publications nécessaires, ensuite des décisions ci-dessus prises et de leur réalisation.

---

Les demandes d'inscription de projets de résolutions à l'ordre du jour par les actionnaires remplissant les conditions prévues par l'article 128 du décret du 23 mars 1967 doivent, conformément aux dispositions légales, être envoyées au siège social, par lettre recommandée avec demande d'avis de réception, dans un délai de dix jours à compter de la publication du présent avis.

L'assemblée générale se compose de tous les actionnaires quel que soit le nombre de leurs actions. Nul ne peut y représenter un actionnaire s'il n'est lui même actionnaire ou conjoint de l'actionnaire représenté.

Pour avoir le droit d'assister, de voter par correspondance ou de se faire représenter à l'assemblée, les propriétaires d'actions nominatives, doivent être inscrits en compte chez la société cinq jours au moins avant la date fixée pour la réunion. Ils n'ont aucune formalité de dépôt à remplir et seront admis sur simple justification de leur identité.

Les propriétaires d'actions au porteur doivent cinq jours au plus tard avant la date fixée pour la réunion, demander à l'intermédiaire financier habilité chez lequel leurs titres sont inscrits en compte, une attestation constatant l'indisponibilité de ceux-ci jusqu'à la date de l'assemblée.

Ils pourront solliciter également de cet intermédiaire un formulaire leur permettant de voter par correspondance ou de se faire représenter à l'assemblée.

L'attestation ainsi que la formulaire devront être adressés à la banque BNP Paribas, Les Collines de l'Arche, GIS Emetteurs - Assemblées, 92057 Paris-La Défense.

Les votes par correspondance ne seront pris en compte que pour les formulaires dûment remplis, parvenus à la banque sus-désignée ou à la société trois jours au moins avant la réunion de l'assemblée générale.

Le présent avis vaut avis de convocation, sous réserve qu'aucune modification ne soit apportée à l'ordre du jour par suite d'éventuelles demandes d'inscription de projets de résolutions présentées par les actionnaires.

*Le conseil d'administration.*

*90385*

---

## AMPLITUDE AMERIQUE

Société d'investissement à capital variable.
Siège social : 23-25, avenue Franklin D. Roosevelt, 75008 Paris.
410 930 994 R.C.S. Paris.

### AVIS DE RÉUNION VALANT AVIS DE CONVOCATION

MM. les actionnaires de la société sont convoqués en assemblée générale ordinaire le lundi 25 juin 2001 à 11 h 30 à Sogeposte, 23/25, avenue Franklin D. Roosevelt, 75008 Paris, à l'effet de délibérer sur l'ordre du jour suivant :

1°) Lecture du rapport du conseil d'administration et des rapports du commissaire aux comptes ;

2°) Examen et approbation du bilan et des comptes de l'exercice clos le 30 mars 2001 ;

3°) Affection du résultat ;

4°) Approbation des opérations et conventions visées au rapport spécial établi par le commissaire aux comptes en application de l'article L. 225-40 du nouveau Code de commerce ;

5°) Nomination d'un nouvel administrateur ;

6°) Délégation de pouvoirs pour les formalités.

### PROJET DES RÉSOLUTIONS

*Première résolution.* — L'assemblée générale ordinaire, après avoir entendu le rapport du conseil d'administration et le rapport général du commissaire aux comptes, approuve les comptes de l'exercice clos le 30 mars 2001, tels qu'ils lui ont été présentés par le conseil d'administration.

*Deuxième résolution.* — L'assemblée générale ordinaire constate que le montant total des sommes distribuables par la Sicav au 30 mars 2001 s'élève à 1 065 461,02 €, soit un dividende de 0,36 € par action « D ». Les revenus de l'exercice se répartissent de la manière suivante :

— Pour les actions « C » dites de capitalisation, l'assemblée générale ordinaire approuve la proposition d'affectation du résultat par le conseil d'administration en totalité au compte de résultat non distribuable.

— Pour les actions « D » dites de distribution, l'intégralité des revenus perçus est distribuée conformément aux statuts. En conséquence, le dividende net du premier exercice s'établit, pour tous les actionnaires ayant des actions « D », à 0,36 € par action.

Pour les actionnaires « personnes physiques » relevant de l'impôt sur le revenu, en application des instructions fiscales des 23 décembre 1969 et 8 mai 1972, ce dividende, de 0,36 € par action, se compose de revenus :

— d'actions étrangères ........ 0,23 €
— d'obligations françaises non indexées ........ 0,13 €.

Ce dividende sera détaché le 27 juin 2001 et mis en paiement le 29 juin 2001.

*Troisième résolution.* — L'assemblée générale ordinaire prend acte du rapport spécial établi par le commissaire aux comptes, en application de L. 225-40 du nouveau Code de commerce, et en approuve les conclusions.

*Quatrième résolution.* — L'assemblée générale ordinaire nomme, pour une durée de six exercices, Mme Sandrine Ouvrard en qualité d'administrateur de la Sicav. son mandat viendra à échéance à l'issue de l'assemblée générale appelée à statuer sur les comptes de l'exercice clos le 31 mars 2007.

*Cinquième résolution.* — L'assemblée générale ordinaire confère tous pouvoirs au porteur d'une copie, d'un extrait du présent procès-verbal pour effectuer tous dépôts et publications prescrits par la loi.

---

Pour assister ou se faire représenter à cette assemblée, les propriétaires d'actions nominatives doivent être inscrits chez l'Emetteur cinq jours au moins avant la date de réunion ; dans le même délai, les propriétaires d'actions en dépôts en compte doivent déposer au siège social le certificat délivré par la Caisse des dépôts et consignations, la Poste ou par un établissement de crédit constatant l'indisponibilité des actions inscrites en compte jusqu'à la date de l'assemblée.

Les demandes d'inscription de projets de résolutions à l'ordre du jour de l'assemblée doivent être envoyées à la société dans le délai de dix jours à compter du présent avis.

MM. les actionnaires sont informés qu'à compter de la convocation de l'assemblée, un formulaire de vote par correspondance et ses annexes seront remis ou adressés à tout actionnaire qui en fera la demande. La demande doit être faite par lettre recommandée avec demande d'avis de réception à l'adresse des bureaux de la société Sogeposte, 23-25, avenue Franklin D. Roosevelt, 75008 Paris.

La société acceptera les demandes de formulaire de vote par correspondance déposées ou reçues aux bureaux de la société au plus tard six jours avant la date de réunion.

Les votes par correspondance ne seront pris en compte que si les formulaires, dûment remplis, parviennent à la société trois jours au moins avant la réunion de l'assemblée.

Le présent avis tient lieu de convocation dans la mesure où les actionnaires ne sollicitent pas de modifications de l'ordre du jour.

*Le conseil d'administration.*

*90364*

---

## AMPLITUDE EUROPE

Société d'investissement à capital variable.
Siège social : 23/25, avenue Franklin D. Roosevelt, 75008 Paris.
394 615 025 R.C.S. Paris.

### AVIS DE RÉUNION VALANT AVIS DE CONVOCATION

MM. les actionnaires de la société sont convoqués en assemblée générale ordinaire le lundi 25 juin 2001 à 11 heures à Sogeposte, 23/25, avenue Franklin D. Roosevelt, 75008 Paris, à l'effet de délibérer sur l'ordre du jour suivant :

1°) Lecture du rapport du conseil d'administration et des rapports du commissaire aux comptes ;

2°) Examen et approbation du bilan et des comptes de l'exercice clos le 30 mars 2001 ;

3°) Affectation du résultat ;

4°) Approbation des opérations et conventions visées au rapport spécial établi par le commissaire aux comptes en application de l'article L. 225-40 du nouveau Code de commerce ;

5°) Nomination d'un nouvel administrateur ;

[redacted]SA

onyme
.214.537,6 €
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[redacted]IS
R.C.S. Paris
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de résolutions

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blée, sous réserve du plafond global résultant de la dixième résolution si elle est adoptée par l'assemblée générale ".

La 10[e] résolution devient :

**L'Assemblée Générale décide que le nombre total des options et des BSCPE en vigueur octroyés par le Directoire en vertu des autorisations conférées par la présente assemblée ainsi que des précédentes autorisations ne pourra donner droit à souscrire à un nombre d'actions excédant 10 % du capital de la société existant au jour de l'attribution.**

A défaut d'assister personnellement à cette assemblée, les actionnaires peuvent choisir entre l'une des trois formules suivantes : adresser une procuration à la société sans indication de mandataire ; voter par correspondance ; donner une procuration à un autre actionnaire ou à son conjoint.

Pour assister ou se faire représenter à cette Assemblée, les propriétaires d'actions nominatives doivent être inscrits en compte cinq jours au moins avant la date fixée pour la réunion. Ils n'ont aucune formalité de dépôt à accomplir et seront admis sur simple justification de leur identité.

Les propriétaires d'actions au porteur doivent cinq jours au plus tard avant la date fixée pour la réunion demander à l'intermédiaire financier habilité chez lequel leurs titres sont inscrits en compte, une attestation constatant l'indisponibilité de ceux-ci jusqu'à la date de l'assemblée. Ils peuvent solliciter également de cet intermédiaire un formulaire leur permettant de voter par correspondance ou de se faire représenter à l'assemblée.

Tout actionnaire souhaitant voter par correspondance peut solliciter par lettre recommandée avec demande d'avis de réception un formulaire de vote par correspondance auprès de la société au plus tard six jours avant la date de la réunion. S'il retourne ledit formulaire aux fins de vote par correspondance, il n'aura plus la possibilité de se faire représenter (procuration) ou de participer directement à l'assemblée.

Le formulaire devra être renvoyé à BNP Paribas, Métier Titres, GIS Emetteurs, Les Collines de l'Arche, 75450 Paris Cedex 09, de telle façon que le mandataire de la société puisse le recevoir au plus tard un jour avant la tenue de l'assemblée.

---

**115066 - Petites-Affiches**

## ALTRAN TECHNOLOGIES

Société anonyme
au capital de 45.022.936,50 €
Siège social :
**58, boulevard Gouvion-Saint-Cyr**
**75017 PARIS**
702 012 956 R.C.S. Paris

Mesdames et Messieurs les actionnaires sont avisés qu'une Assemblée Générale Mixte se tiendra le jeudi 21 juin 2001 à 17 heures au Palais des Congrès, Amphithéâtre bleu, niveau 2. 2, Place de la Porte Maillot, 75017 PARIS, à l'effet de délibérer sur l'ordre du jour suivant :

ORDRE DU JOUR

**A titre Ordinaire**

— Rapport de gestion du Conseil d'Administration.

— Rapport des Commissaires aux Comptes sur les comptes de l'exercice.

— Rapport spécial des Commissaires aux comptes sur les conventions visées à l'article L. 225-38 et 225-40 du nouveau Code de Commerce.

— Approbation desdites conventions ainsi que des comptes et opérations de l'exercice.

— Quitus aux administrateurs.

— Affectation du résultat de l'exercice - distribution d'un dividende.

— Jetons de présence au conseil.

— Autorisation de rachat par ALTRAN TECHNOLOGIES de ses propres titres.

— Pouvoirs pour formalités.

**A titre Extraordinaire**

— Autorisation à donner au Conseil d'Administration de procéder à l'augmentation du capital social par émission avec suppression du droit préférentiel de souscription d'actions et/ou de valeurs mobilières donnant accès immédiatement ou à terme à des actions de la société ; fixation à 5.000.000 d'euros du montant nominal des augmentations de capital susceptibles d'être réalisées et à 700.000.000 d'euros du montant nominal des titres d'emprunt susceptibles d'être émis en vertu de ladite autorisation.

— Détermination du montant global des autorisations données au Conseil d'Administration.

— Autorisation à donner au Conseil d'Adminstration de faire usage des autorisations d'augmenter le capital social en période d'OPA ou d'OPE sur les titres de la société.

— Autorisation à donner au Conseil d'Administration de procéder à l'augmentation du capital social par émission avec suppression du droit préférentiel de souscription d'actions à l'effet de rémunérer des titres apportés dans une offre publique d'échange.

— Autorisation à donner au Conseil d'Administration de procéder à l'augmentation du capital social par émission avec suppression du droit préférentiel de souscription d'actions à l'effet de rémunérer en titres des opérations de croissance externe.

— Autorisation à donner au Conseil d'Administration de procéder à l'augmentation du capital social par incorporation de réserves.

— Pouvoirs pour l'accomplissement des formalités.

Tout actionnaire, quel que soit le nombre d'actions qu'il possède, a le droit de participer à cette Assemblée, de s'y faire représenter par un mandataire actionnaire et membre de cette Assemblée ou par son conjoint et d'y voter par correspondance.

Pour pouvoir participer ou se faire représenter à cette Assemblée :

— les propriétaires d'actions nominatives devront avoir leurs titres inscrits en compte cinq jours au moins avant la date fixée pour cette Assemblée ;

— les propriétaires d'actions au porteur devront, en respectant le même délai, faire justifier de l'immobilisation de celles-ci par l'intermédiaire teneur de compte auprès de BNP PARIBAS, GIS EMETTEURS - Service des Assemblées - Les Collines de l'Arche - Immeubles Etoile et Vendôme - 75450 PARIS CEDEX 09.

Cet Etablissement tiendra à la disposition des actionnaires des formules de pouvoirs et de vote par correspondance ainsi que des cartes d'admission.

A compter de la publication de l'avis de convocation à l'assemblée qui intervient quinze jours au moins avant celle-ci, l'actionnaire souhaitant utiliser la faculté de vote par correspondance pourra demander, par lettre recommandée avec demande d'avis de réception, un formulaire auprès de BNP PARIBAS - GIS EMETTEURS - ASSEMBLEES - Les Collines de l'Arche - Immeubles Etoile et Vendôme - 75450 PARIS CEDEX 09.

Il est rappelé que, conformément à la loi :

— toute demande de formulaire devra, pour être honorée, avoir été reçue par lettre recommandée avec accusé de réception au siège social de BNP PARIBAS six jours au moins avant la date de réunion de l'Assemblée ;

— le formulaire, dûment rempli, devra parvenir au siège social de BNP PARIBAS trois jours au moins avant la date de la réunion ;

— les propriétaires d'actions au porteur devront joindre au formulaire une attestation établie par le dépositaire de ces actions justifiant de leur immobilisation ;

— l'actionnaire ayant voté par correspondance n'aura plus la possibilité de participer directement à l'Assemblée ou de s'y fai
pouvoir.

LE C(

---

**174187**

**SOCIE**
**HOTELIERES ET FINANCIERES**

## S.P.H.F.

Société anonyme
au capital de 31.500.000 F
Siège social :
**14, rue Halévy**
**75009 PARIS**
R.C.S. Paris B 331 336 859
(85 B 00.104)

AVIS DE CONVOCATION

Messieurs les associés de la Société S.P.H.F. sont convoqués, le MARDI 26 JUIN 2001 à 15 heures, au siège social, en Assemblée Générale Mixte, à l'effet de délibérer sur l'ordre du jour suivant :

**Résolutions relevant de l'Assemblée Générale Ordinaire :**

1. Approbation des comptes annuels de l'exercice clos le 31 Décembre 2000 et quitus aux Administrateurs ;

2. Affectation du résultat ;

3. Approbation des conventions visées par l'article 101 de la loi du 24 Juillet 1966.

**Résolutions relevant de l'Assemblée Générale Extraordinaire :**

4. Apurement du compte report à nouveau par réduction du capital par prélèvement sur la prime d'émission ;

5. Distribution aux associés d'une partie de la prime d'émission ;

6. Conversion du capital social en euros ;

7. Augmentation du capital social d'une somme de 17.355,958 euros ;

8. Modification corrélative des statuts ;

9. Pouvoirs pour formalités.

Messieurs les actionnaires qui peuvent justifier qu'ils possèdent ou peuvent représenter la fraction du capital exigible par l'article 128 du décret n° 67-236 du 23 Mars 1967 peuvent envoyer par lettre recommandée au siège social de la société dans un délai de dix jours à compter de la publication du présent avis une demande d'inscription de projets de résolutions à l'ordre du jour. Cette demande sera accompagnée du texte de ces projets et éventuellement d'un bref exposé des motifs.

La justification de la possession ou de la représentation de la fraction de capital exigée par application des dispositions de l'article cité ci-dessus résultera de l'inscription, par Messieurs les actionnaires, de leurs titres sur le registre des actions nominatives de la société, ou du dépôt au siège social ou auprès des établissements suivants : W FINANCE - 14, rue Halévy, 75009 PARIS ; BANQUE N.S.M.D. - Service Titres Emetteurs, 3, avenue Hoche, 75008 PARIS, soit de leurs titres au porteur, soit du certificat de dépôt délivré par l'agent de change, la banque ou l'établissement financier dépositaire.

Afin de faciliter l'organisation matérielle des Assemblées, tout associé désirant y assister doit, sur simple demande de sa part au siège social, demander une carte d'admission, cinq jours au moins à l'avance. Si vous ne pouvez y participer personnellement, nous vous remettons ci-joint, un pouvoir vous permettant de vous y faire représenter. Vos indications de vote ne seront prises en compte que si le document unique dûment rempli parvient à la société cinq jours au moins avant la réunion de l'Assemblée.

Veuillez agréer, Madame, Monsieur, l'expression de nos sentiments distingués.

Le Président
du Conseil d'Administration.

---

**11509**

**SERVIC**

Sc
au cap

**76700 GO**
R.C.S. Le

AVIS

Messieurs le
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76700 GONF
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— Lecture
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— Fixation c
— Ratificatio
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— Pouvoirs

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— Décision
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— Augmenta
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— Conversion
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Tout actionna
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ou de se faire
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Pour avoir le
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senter à cette
taires d'actions
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devront faire
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A défaut d'as
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demande à la S

## PUBLICATION IN *LES PETITES AFFICHES*

## NOTICE OF THE SHAREHOLDERS' MEETING

Same as item III.1.

es-Affiches

[redacted]—

[redacted]SA

onyme
214.537,6 €
[redacted]al :
[redacted]dent-Kennedy
RIS
.C.S. Paris
[redacted]748F

[redacted]—

[redacted]CATION

—

du Directoire en [redacted]les actionnaires [redacted]ssemblée géné- [redacted] Ubiqus SA, qui cial de la société, Président-Kennedy, [redacted]22 juin 2001 à 15 [redacted]suivant :

approbation des [redacted] de gestion du [redacted] la société pour [redacted] 31 décembre iéral des Commis- sur les comptes

[redacted]comptes conso- [redacted]00 ;

bation du rapport ires aux Comptes ées aux articles L. [redacted] du Code de [redacted]esdites conven-

ésultat de l'exer-

[redacted]e au Directoire [redacted] programme de [redacted]adre de l'article Commerce.

[redacted]

[redacted]e au Directoire [redacted]r voie d'annula- [redacted]ans le cadre du

ier au Directoire [redacted]duction de capi-

[redacted]oirs à conférer buer des bons de de créateurs d'en-

[redacted]oirs à conférer [redacted]uer des options ns ;

nbre d'actions à [redacted]de souscription [redacted]souscription de [redacted]eprise ;

:s.

avis de réunion [redacted]onces Légales [redacted]001. [redacted] 22 mai 2001, ts de résolutions

[redacted]la phrase " Le [redacted]e pourra don- [redacted] nombre d'ac- du capital de la ur de l'émission, [redacted] global résul- [redacted]tion si elle est [redacted]naires " rem- [redacted]bre de BSPCE xcéder 10 % du xistant au jour de [redacted]us réserve du [redacted] de la dixième [redacted]optée par les

, la phrase " Le [redacted]ntes en vertu [redacted]ion ne pourra [redacted] à un nombre [redacted] du capital de jour de l'attribu- [redacted]plafond global [redacted]solution si elle [redacted]lée générale " [redacted] nombre d'op- pas excéder 10 % présente assem-blée, sous réserve du plafond global résultant de la dixième résolution si elle est adoptée par l'assemblée générale ".

La 10e résolution devient :

**L'Assemblée Générale décide que le nombre total des options et des BSCPE en vigueur octroyés par le Directoire en vertu des autorisations conférées par la présente assemblée ainsi que des précédentes autorisations ne pourra donner droit à souscrire à un nombre d'actions excédant 10 % du capital de la société existant au jour de l'attribution.**

A défaut d'assister personnellement à cette assemblée, les actionnaires peuvent choisir entre l'une des trois formules suivantes : adresser une procuration à la société sans indication de mandataire ; voter par correspondance ; donner une procuration à un autre actionnaire ou à son conjoint.

Pour assister ou se faire représenter à cette Assemblée, les propriétaires d'actions nominatives doivent être inscrits en compte cinq jours au moins avant la date fixée pour la réunion. Ils n'ont aucune formalité de dépôt à accomplir et seront admis sur simple justification de leur identité.

Les propriétaires d'actions au porteur doivent cinq jours au plus tard avant la date fixée pour la réunion demander à l'intermédiaire financier habilité chez lequel leurs titres sont inscrits en compte, une attestation constatant l'indisponibilité de ceux-ci jusqu'à la date de l'assemblée. Ils peuvent solliciter également de cet intermédiaire un formulaire leur permettant de voter par correspondance ou de se faire représenter à l'assemblée.

Tout actionnaire souhaitant voter par correspondance peut solliciter par lettre recommandée avec demande d'avis de réception un formulaire de vote par correspondance auprès de la société au plus tard six jours avant la date de la réunion. S'il retourne ledit formulaire aux fins de vote par correspondance, il n'aura plus la possibilité de se faire représenter (procuration) ou de participer directement à l'assemblée.

Le formulaire devra être renvoyé à BNP Paribas, Métier Titres, GIS Emetteurs, Les Collines de l'Arche, 75450 Paris Cedex 09, de telle façon que le mandataire de la société puisse le recevoir au plus tard un jour avant la tenue de l'assemblée.

**115066 - Petites-Affiches**

## ALTRAN TECHNOLOGIES

Société anonyme
au capital de 45.022.936,50 €
Siège social :
**58, boulevard Gouvion-Saint-Cyr**
**75017 PARIS**
702 012 956 R.C.S. Paris

Mesdames et Messieurs les actionnaires sont avisés qu'une Assemblée Générale Mixte se tiendra le jeudi 21 juin 2001 à 17 heures au Palais des Congrès, Amphithéâtre bleu, niveau 2, 2, Place de la Porte Maillot, 75017 PARIS, à l'effet de délibérer sur l'ordre du jour suivant :

ORDRE DU JOUR

**A titre Ordinaire**

— Rapport de gestion du Conseil d'Administration.

— Rapport des Commissaires aux Comptes sur les comptes de l'exercice.

— Rapport spécial des Commissaires aux comptes sur les conventions visées à l'article L. 225-38 et 225-40 du nouveau Code de Commerce.

— Approbation desdites conventions ainsi que des comptes et opérations de l'exercice.

— Quitus aux administrateurs.

— Affectation du résultat de l'exercice - distribution d'un dividende.

— Jetons de présence au conseil.

— Autorisation de rachat par ALTRAN TECHNOLOGIES de ses propres titres.

— Pouvoirs pour formalités.

**A titre Extraordinaire**

— Autorisation à donner au Conseil d'Administration de procéder à l'augmentation du capital social par émission avec suppression du droit préférentiel de souscription d'actions et/ou de valeurs mobilières donnant accès immédiatement ou à terme à des actions de la société ; fixation à 5.000.000 d'euros du montant nominal des augmentations de capital susceptibles d'être réalisées et à 700.000.000 d'euros du montant nominal des titres d'emprunt susceptibles d'être émis en vertu de ladite autorisation.

— Détermination du montant global des autorisations données au Conseil d'Administration.

— Autorisation à donner au Conseil d'Adminstration de faire usage des autorisations d'augmenter le capital social en période d'OPA ou d'OPE sur les titres de la société.

— Autorisation à donner au Conseil d'Administration de procéder à l'augmentation du capital social par émission avec suppression du droit préférentiel de souscription d'actions à l'effet de rémunérer des titres apportés dans une offre publique d'échange.

— Autorisation à donner au Conseil d'Administration de procéder à l'augmentation du capital social par émission avec suppression du droit préférentiel de souscription d'actions à l'effet de rémunérer en titres des opérations de croissance externe.

— Autorisation à donner au Conseil d'Administration de procéder à l'augmentation du capital social par incorporation de réserves.

— Pouvoirs pour l'accomplissement des formalités.

Tout actionnaire, quel que soit le nombre d'actions qu'il possède, a le droit de participer à cette Assemblée, de s'y faire représenter par un mandataire actionnaire et membre de cette Assemblée ou par son conjoint ou d'y voter par correspondance.

Pour pouvoir participer ou se faire représenter à cette Assemblée :

— les propriétaires d'actions nominatives devront avoir leurs titres inscrits en compte cinq jours au moins avant la date fixée pour cette Assemblée ;

— les propriétaires d'actions au porteur devront, en respectant le même délai, faire justifier de l'immobilisation de celles-ci par l'intermédiaire teneur de compte auprès de BNP PARIBAS, GIS EMETTEURS - Service des Assemblées - Les Collines de l'Arche - Immeubles Etoile et Vendôme - 75450 PARIS CEDEX 09.

Cet Etablissement tiendra à la disposition des actionnaires des formules de pouvoirs et de vote par correspondance ainsi que des cartes d'admission.

A compter de la publication de l'avis de convocation à l'assemblée qui intervient quinze jours au moins avant celle-ci, l'actionnaire souhaitant utiliser la faculté de vote par correspondance pourra demander, par lettre recommandée avec demande d'avis de réception, un formulaire auprès de BNP PARIBAS - GIS EMETTEURS - ASSEMBLEES - Les Collines de l'Arche - Immeubles Etoile et Vendôme - 75450 PARIS CEDEX 09.

Il est rappelé que, conformément à la loi :

— toute demande de formulaire devra, pour être honorée, avoir été reçue par lettre recommandée avec accusé de réception au siège social de BNP PARIBAS six jours au moins avant la date de réunion de l'Assemblée ;

— le formulaire, dûment rempli, devra parvenir au siège social de BNP PARIBAS trois jours au moins avant la date de la réunion ;

— les propriétaires d'actions au porteur devront joindre au formulaire une attestation établie par le dépositaire de ces actions justifiant de leur immobilisation ;

— l'actionnaire ayant voté par correspondance n'aura plus la possibilité de participer directement à l'Assemblée ou de s'y fai[...] pouvoir.

LE C[...]

**17418[...]**

**SOCIE[...] HOTELIERES ET FINANCIERES**

## S.P.H.F.

Société anonyme
au capital de 31.500.000 F
Siège social :
**14, rue Halévy**
**75009 PARIS**
R.C.S. Paris B 331 336 859
(85 B 00.104)

AVIS DE CONVOCATION

Messieurs les associés de la Société S.P.H.F. sont convoqués, le MARDI 26 JUIN 2001 à 15 heures, au siège social, en Assemblée Générale Mixte, à l'effet de délibérer sur l'ordre du jour suivant :

**Résolutions relevant de l'Assemblée Générale Ordinaire :**

1. Approbation des comptes annuels de l'exercice clos le 31 Décembre 2000 et quitus aux Administrateurs ;
2. Affectation du résultat ;
3. Approbation des conventions visées par l'article 101 de la loi du 24 Juillet 1966.

**Résolutions relevant de l'Assemblée Générale Extraordinaire :**

4. Apurement du compte report à nouveau par réduction du capital par prélèvement sur la prime d'émission ;
5. Distribution aux associés d'une partie de la prime d'émission ;
6. Conversion du capital social en euros ;
7. Augmentation du capital social d'une somme de 17.355,958 euros ;
8. Modification corrélative des statuts ;
9. Pouvoirs pour formalités.

Messieurs les actionnaires qui peuvent justifier qu'ils possèdent ou peuvent représenter la fraction du capital exigible par l'article 128 du décret n° 67-236 du 23 Mars 1967 peuvent envoyer par lettre recommandée au siège social de la société dans un délai de dix jours à compter de la publication du présent avis une demande d'inscription de projets de résolutions à l'ordre du jour. Cette demande sera accompagnée du texte de ces projets et éventuellement d'un bref exposé des motifs.

La justification de la possession ou de la représentation de la fraction de capital exigée par application des dispositions de l'article cité ci-dessus résultera de l'inscription, par Messieurs les actionnaires, de leurs titres sur le registre des actions nominatives de la société, ou du dépôt au siège social ou auprès des établissements suivants : W FINANCE - 14, rue Halévy, 75009 PARIS ; BANQUE N.S.M.D. - Service Titres Emetteurs, 3, avenue Hoche, 75008 PARIS, soit de leurs titres au porteur, soit du certificat de dépôt délivré par l'agent de change, la banque ou l'établissement financier dépositaire.

Afin de faciliter l'organisation matérielle des Assemblées, tout associé désirant y assister doit, sur simple demande de sa part au siège social, demander une carte d'admission, cinq jours au moins à l'avance. Si vous ne pouvez y participer personnellement, nous vous remettons ci-joint, un pouvoir vous permettant de vous y faire représenter. Vos indications de vote ne seront prises en compte que si le document unique dûment rempli parvient à la société cinq jours au moins avant la réunion de l'Assemblée.

Veuillez agréer, Madame, Monsieur, l'expression de nos sentiments distingués.

Le Président
du Conseil d'Administration.

**11509[...]**

**SERVIC[...]**

Sc[...]
au cap[...]
[...]
**76700 GO[...]**
R.C.S. Le[...]

AVIS [...]

Messieurs le[...] qués le VEND[...] HEURES, au s[...] 76700 GONF[...] assemblée gé[...] en vue de dé[...] suivant :

[...] d'o[...]

— Lecture [...] conseil d'adm[...] la société et [...] saires aux com[...] l'exercice 2000[...]

— Approbat[...] aux administra[...]

— Affectatio[...] du dividende, [...]

— Lecture [...] saires aux co[...] visées à l'artic[...] Commerce e[...] conventions,

— Lecture [...] conseil d'adm[...] du groupe et [...] saires aux co[...] consolidés,

— Renouve[...] donnée au co[...] opérer en bour[...] en vue de régu[...]

— Fixation [...]

— Ratificatio[...] administrateur, [...]

— Pouvoirs [...]

**D[...] d'ord[...]**

— Décision [...] éventuelle aug[...] effectuer dans [...] l'article L. 443-[...]

— Augmenta[...] incorporation [...]

— Conversio[...] en Euros,

— Modificati[...] tuts.

Tout actionn[...] bre d'actions [...] d'assister, de [...] ou de se faire [...] par un mandat[...] bre de l'assem[...]

Pour avoir le[...] par correspond[...] senter à cette [...] taires d'actions [...] inscrits en com[...] compte admin[...] avant la date [...] propriétaires [...] devront faire [...] délai, à la SOC[...] du Champ-de-T[...] TES CEDEX 01 [...] sation délivré p[...] (banque, établi[...] de change) ten[...]

A défaut d'as[...] cette assemblé[...] vent choisir en[...] les suivantes :

a) donner un[...] actionnaire ou [...]

b) adresser [...] société sans in[...]

c) voter par c[...]

Les formules [...] dance et de p[...] aux actionnair[...] nominatifs purs[...]

Les titulaires [...] crits en comp[...] demande à la S[...]

**PUBLICATION ON JUNE 20, 2001**
**(Annual accounts, quarterly results, tables of activity and income, turnover, portfolios)**

ALTRAN TECHNOLOGIES
with a registered share capital of 45,022,936.50 €
Registered Office: 58, bd Gouvion Saint Cyr 75017 PARIS
Commercial Registry reference: RCS PARIS B 702 012 956

## ALTRAN CONSOLIDATED FINANCIAL STATEMENTS

### Income Statement at December 31, 2000
(in thousands of Euro)

| | 12/31/2000 | 12/31/1999 |
|---|---|---|
| Revenues | 900,224 | 614,924 |
| Other Operating Income | 11,986 | 9,887 |
| **Total Operating Income** | 912,211 | 624,811 |
| Purchases | 2,598 | 3,991 |
| External Services | 164,051 | 105,012 |
| Taxes | 14,912 | 11,306 |
| Staff Expenses | 555,356 | 383,997 |
| Amortization & Provisions Allowances | 9,644 | 6,525 |
| Other Operating Expenses | 1,109 | 830 |
| **Total Operation Expenses** | 747,670 | 511,661 |
| **NET OPERATING INCOME** | 164,541 | 113,150 |
| Interest Income | 8,477 | 4,732 |
| Interest Expenses | 17,498 | 5,077 |
| **Net Financial Income (or Loss)** | - 9,021 | - 346 |
| **INCOME BEFORE TAXES AND NON-RECURRING ITEMS** | 155,519 | 112,805 |
| Extraordinary Income | 3,360 | 1,844 |
| Extraordinary Expenses | 2,636 | 3,300 |
| **Net Extraordinary Expenses (or Loss)** | 724 | -1,456 |
| Employee Profit Sharing | 9,669 | 8,074 |
| Corporate Income Tax | 53,459 | 40,530 |
| **NET INCOME (before amortization of goodwill)** | 93,116 | 62,745 |
| Amortization of Goodwill | 8,822 | 5,703 |
| Minority Interests | 147 | 31 |
| **NET GROUP INCOME** | 84,147 | 57,011 |

## Assets
(in thousands of French Francs)

| | | | 12/31/2000 | 12/31/1999 |
|---|---|---|---|---|
| | **Gross** | **AMORT & PROV** | **Net** | **Net** |
| **FIXED ASSETS** | 422,246 | 58,576 | 363,670 | 188,641 |
| **Intangible Fixed Assets** | | | | |
| Goodwill | 8,312 | | 8,312 | 8,341 |
| Other Intangible Fixed Assets | 9,750 | 5,340 | 4,410 | 2,325 |
| Goodwill on Acquisition | 331,717 | 28,402 | 303,315 | 153,507 |
| **Tangible Fixed Assets** | | | | |
| Land | 183 | | 183 | 183 |
| Buildings | 3,238 | 876 | 2,362 | 2,078 |
| Other Tangible Fixed Assets | 51,983 | 23,880 | 28,103 | 18,493 |
| **Investments** | | | | |
| Share Holdings | 326 | 28 | 298 | 327 |
| Other Share Investments | 611 | | 611 | 15 |
| Loans and Guarantees | 16,126 | 50 | 16,076 | 3,372 |
| **CURRENTS ASSETS** | 721,836 | 1,688 | 720,148 | 296,551 |
| Inventory & Work in Progress | 4,106 | - | 4,106 | 5,200 |
| Down Payments to Suppliers | 437 | - | 437 | 184 |
| Trade Notes & Accounts Receivables | 369,285 | 1,603 | 367,682 | 210,435 |
| Other Receivables | 58,603 | 85 | 58,603 | 31,685 |
| Short-Term Investment Securities | 186,090 | - | 186,005 | 9,740 |
| Cash | 103,315 | - | 103,315 | 39,307 |
| **ACCRUAL ACCOUNTS** | 9,199 | - | 9,199 | 3,134 |
| Prepaid Expenses | 3,985 | - | 3,985 | 3,015 |
| Expenses Spread Over Several Years. | 5,214 | - | 5,214 | 119 |
| TOTAL ASSETS | 1,153,281 | 60,264 | 1,093,017 | 488,325 |

**Liabilities**
(in thousands of French Francs)

| | 12/31/2000 | 12/31/1999 |
|---|---|---|
| **SHAREHOLDERS' EQUITY** | 262,346 | 189,209 |
| Capital Share | 30,015 | 30,015 |
| Consolidated Reserves | 149,712 | 102,278 |
| F/X Gains or Losses | - 1,528 | - 95 |
| Net Income For the Year | 84,147 | 57,011 |
| **MINORITY INTERESTS** | 177 | 106 |
| In reserves | 30 | 75 |
| In Income | 147 | 31 |
| **CONDITIONAL SUBSIDIES** | | 0 |
| **PROVISIONS FOR RISKS AND CHARGES** | 15,853 | 973 |
| **LIABILITIES** | 811,491 | 296,819 |
| Bank Borrowings | 455,319 | |
| Crédit Establishment Borrowings | 33,528 | 119,523 |
| Other Borrowings | 13,648 | 10,261 |
| Trade Notes & Accounts Payables | 34,325 | 19,719 |
| Taxes & Payrolls Taxes Payables | 200,426 | 133,298 |
| Due For Fixed Assets | 67,301 | 10,095 |
| Other Liabilities | 6,944 | 3,921 |
| **ACCRUAL ACCOUNTS** | | |
| Prepaid Income | 3,150 | 1,218 |
| **TOTAL LIABILITIES** | 1,093,017 | 488,325 |

## ALTRAN FINANCIAL STATEMENTS

### Income Statement at December 31, 2000
(in thousands of French Francs)

| | 12/31/2000 | 12/31/1999 |
|---|---|---|
| Revenues | 1,162,985 | 866,519 |
| Other Operating Income | 36,996 | 3,333 |
| **Total Operating Income** | 1,199,981 | 869,852 |
| Purchases | | |
| External Services | 305,406 | 199,708 |
| Taxes | 31,637 | 20,938 |
| Staff Expenses | 464,270 | 358,011 |
| Social Charges | 200,367 | 153,835 |
| Amortization & Provisions Allowances | 13,880 | 10,088 |
| Other Operating Expenses | 283 | 65 |
| **Total Operation Expenses** | 1,015,843 | 742,645 |
| **NET OPERATING INCOME** | 184,138 | 127,207 |
| Interest Income | 173,598 | 93,511 |
| Interest Expenses | 99,744 | 24,059 |
| **Net Financial Income (or Loss)** | 73,854 | 69,452 |
| **INCOME BEFORE TAXES AND NON-RECURRING ITEMS** | 258,005 | 196,659 |
| Extraordinary Income | 1,988 | 1,376 |
| Extraordinary Expenses | 708 | 4,965 |
| **Net Extraordinary Expenses (or Loss)** | 1,280 | - 3,589 |
| Employee Profit Sharing | 17,406 | 15,111 |
| Corporate Income Tax | 62,754 | 53,754 |
| **NET INCOME (before amortization of goodwill)** | 179,125 | 124,205 |

**Assets**
(in thousands of French Francs)

| | | | 12/31/2000 | 12/31/1999 |
|---|---|---|---|---|
| | Gross | AMORT & PROV | Net | Net |
| **FIXED ASSETS** | 632,067 | 27,263 | 604,804 | 522,519 |
| **Intangible Fixed Assets** | | | | |
| Goodwill | 6,658 | 4,437 | 2,221 | 2,297 |
| Other Intangible Fixed Assets | | | | 241 |
| Goodwill on Acquisition | | | | |
| **Tangible Fixed Assets** | | | | |
| Current fixed assets | - | | | - |
| Other Tangible Fixed Assets | 77,026 | 22,826 | 54,200 | 37,526 |
| **Investments** | | | | |
| Share Holdings | 530,058 | | 530,058 | 471,089 |
| Other | 17,616 | | 17,616 | 10,928 |
| Loans and Guarantees | | | | |
| **CURRENTS ASSETS** | 3,593,172 | 518 | 3,593,172 | 1,184,956 |
| Down Payments to Suppliers | | | | |
| Trade Notes & Accounts Receivables | 569,906 | 518 | 569,388 | 358,388 |
| Other Receivables | 1,932,214 | | 1,932,214 | 826,474 |
| Cash | 1,091,570 | | 1,091,570 | 94 |
| **ACCRUAL ACCOUNTS** | 44,262 | | 44,262 | 1,901 |
| Prepaid Expenses | 1,115 | - | 1,115 | 1,875 |
| Expenses Spread Over Several Years. | 31,318 | | 31,318 | |
| F/X gains and losses | 11,829 | - | 11,829 | 26 |
| TOTAL ASSETS | 4,270,019 | 27,781 | 4,242,238 | 1,709,376 |

**Liabilities**
(in thousands of French Francs)

| | 12/31/2000 | 12/31/1999 |
|---|---|---|
| **SHAREHOLDERS' EQUITY** | 688,749 | 572,656 |
| Capital Share | 196,887 | 196,887 |
| Share Premium | - | |
| Consolidated Reserves | 16,020 | 9,810 |
| Others | 296,717 | 241,754 |
| Net Income For the Year | 179,125 | 124,205 |
| **PROVISIONS FOR RISKS AND CHARGES** | 11,829 | 26 |
| **LIABILITIES** | 3,522,976 | 1,120,391 |
| Bank Borrowings | 2,986,699 | |
| Credit Establishment Borrowings | 51,354 | 701,054 |
| Other Borrowings | 128,826 | 141,992 |
| Trade Notes & Accounts Payables | 91,754 | 70,076 |
| Taxes & Payrolls Taxes Payables | 231,378 | 177,861 |
| Due For Fixed Assets | 4,563 | 20,078 |
| Other Liabilities | 28,402 | 9,330 |
| **ACCRUAL ACCOUNTS** | 18,684 | 16,303 |
| Prepaid Income | 1,071 | 53 |
| F/X gains or losses | 17,613 | 16,250 |
| **TOTAL LIABILITIES** | 4,242,238 | 1,709,376 |

# PUBLICATIONS PÉRIODIQUES

## (COMPTES ANNUELS, SITUATIONS TRIMESTRIELLES, TABLEAUX D'ACTIVITÉ ET DE RÉSULTATS, CHIFFRES D'AFFAIRES, INVENTAIRES DE PORTEFEUILLE)

## SOCIÉTÉS COMMERCIALES ET INDUSTRIELLES

### SOCIETE D'ACTIVITES THERMALES HOTELIERE ET DE LOISIRS « S.A.T.H.E.L. »

**(Capital détenu à 99,8 % par le Groupe Partouche.)**

Société anonyme au capital de 2 016 000 F.
Siège social : 200, avenue des sources, 69890 La Tour de Salvagny.
775 643 356 R.C.S. Lyon.

Les comptes annuels au 31 octobre 2000, approuvés par l'assemblée générale mixte du 29 mars 2001, ont été publiés dans « Le Journal Spécial des Sociétés » du 14 juin 2001.

*92933*

### ADA

Société anonyme au capital de 2 134 415,92 €.
Siège social : 22-28, rue Henri-Barbusse, 92110 Clichy.
338 657 141 R.C.S. Nanterre.

I. — **Documents comptables annuels certifiés exercice 2000.**

L'assemblée générale mixte du 14 juin 2001 a approuvé sans modification les comptes sociaux publiés au *Bulletin des Annonces légales obligatoires* du 4 mai 2001 (pages 8080 à 8083).

Les comptes consolidés ont été approuvés tels qu'ils ont été publiés au dit bulletin du 4 mai 2001 (pages 8083 à 8087).

II. — **Attestation des commissaires aux comptes sur les comptes sociaux.**

a) Extrait du rapport général : « Nous certifions que les comptes annuels sont réguliers et sincères et donnent une image fidèle du résultat des opérations de l'exercice écoulé ainsi que de la situation financière et du patrimoine de la société à la fin de cet exercice ».

b) Extraits du rapport sur les comptes consolidés : « Nous certifions que les comptes consolidés sont réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière, ainsi que du résultat de l'ensemble constitué par les entreprises comprises dans la consolidation. »

*Les commissaires aux comptes :*
Barbier Frinault et Associés : MICHEL LÉGER ;
Auditeurs et conseils d'entreprises (ACE) : ALAIN AUVRAY.

*92921*

### ALTRAN TECHNOLOGIES

Société anonyme au capital de 45 022 936,50 €.
Siège social : 58, boulevard Gouvion Saint-Cyr, 75017 Paris.
702 012 956 R.C.S. Paris. — APE : 742 C.

*Documents comptables annuels.*

A. — **Comptes sociaux.**

I. — **Bilan au 31 décembre 2000.**
(En milliers de francs.)

| Actif | 31/12/2000 Brut | 31/12/2000 Amort. et Prov. | 31/12/2000 Net | 31/12/1999 Net |
|---|---|---|---|---|
| Actif immobilisé | 632 067 | 27 263 | 604 804 | 522 519 |
| Immobilisations incorporelles : | | | | |
| Brevets, licences | 6 658 | 4 437 | 2 221 | 2 297 |
| Immobilisations incorporelles en cours | | | | 241 |
| Immobilisations corporelles : | | | | |
| Autres immobilisations corporelles | 77 026 | 22 826 | 54 200 | 37 526 |
| Immobilisations en cours | 709 | | 709 | 438 |
| Immobilisations financières : | | | | |
| Participations | 530 058 | | 530 058 | 471 089 |
| Créances, autres immobilisations financières | 17 616 | | 17 616 | 10 928 |
| Actif circulant | 3 593 690 | 518 | 3 593 172 | 1 184 956 |
| Avances et acomptes versés s/com. | | | | |
| Clients et comptes rattachés | 569 906 | 518 | 569 388 | 358 388 |
| Autres créances | 1 932 214 | | 1 932 214 | 826 474 |
| Disponibilités et VMP | 1 091 570 | | 1 091 570 | 94 |
| Comptes de régularisation | 44 262 | | 44 262 | 1 901 |
| Charges constatées d'avance | 1 115 | | 1 115 | 1 875 |
| Charges à répartir | 31 318 | | 31 318 | |
| Ecart de conversion actif | 11 829 | | 11 829 | 26 |
| Total de l'actif | 4 270 019 | 27 781 | 4 242 238 | 1 709 376 |

| Passif | 31/12/2000 | 31/12/1999 |
|---|---|---|
| Capitaux propres | 688 749 | 572 656 |
| Capital | 196 887 | 196 887 |
| Primes d'émission | | |
| Réserve légale | 16 020 | 9 810 |
| Report à nouveau | 296 717 | 241 754 |
| Résultat de l'exercice | 179 125 | 124 205 |
| Provisions pour risques et charges | 11 829 | 26 |
| Dettes | 3 522 976 | 1 120 391 |
| Emprunts obligataires convertibles | 2 986 699 | |
| Emprunts et dettes auprès d'établissements de crédit | 51 354 | 701 054 |
| Emprunts et dettes financières divers | 128 826 | 141 992 |
| Fournisseurs et comptes rattachés | 91 754 | 70 076 |
| Dettes fiscales et sociales | 231 378 | 177 861 |
| Dettes sur immobilisations | 4 563 | 20 078 |
| Autres dettes | 28 402 | 9 330 |
| Comptes de régularisation | 18 684 | 16 303 |
| Produits constatés d'avance | 1 071 | 53 |
| Ecart de conversion passif | 17 613 | 16 250 |
| Total du passif | 4 242 238 | 1 709 376 |

II. — **Compte de résultat au 31 décembre 2000.**
(En milliers de francs.)

| | 31/12/2000 | 31/12/1999 |
|---|---|---|
| Chiffre d'affaires | 1 162 985 | 866 519 |
| Production immobilisée | | 1 270 |
| Reprises sur amortissements, provisions, transferts charge | 36 980 | 2 007 |
| Autres produits d'exploitation et subventions | 16 | 56 |
| Produits d'exploitation | 1 199 981 | 869 852 |
| Services extérieurs | 305 406 | 199 708 |
| Impôts et taxes | 31 637 | 20 938 |
| Salaires et traitements | 464 270 | 358 011 |
| Charges sociales | 200 367 | 153 835 |

| | 31/12/2000 | 31/12/1999 |
|---|---|---|
| Dotation aux amortissements et aux provisions | 13 880 | 10 088 |
| Autres charges d'exploitation | 283 | 65 |
| Charges d'exploitation | 1 015 843 | 742 645 |
| Résultat d'exploitation | 184 138 | 127 207 |
| Produits financiers | 173 598 | 93 511 |
| Charges financières | 99 744 | 24 059 |
| Résultat financier | 73 854 | 69 452 |
| Opérations faites en commun | 13 | |
| Résultat courant | 258 005 | 196 659 |
| Produits exceptionnels | 1 988 | 1 376 |
| Charges exceptionnelles | 708 | 4 965 |
| Résultat exceptionnel | 1 280 | - 3 589 |
| Participation des salariés | 17 406 | 15 111 |
| Impôts sur les bénéfices | 62 754 | 53 754 |
| Résultat net | 179 125 | 124 205 |

### III. — Projet d'affectation du résultat.

L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, approuve la proposition du conseil d'administration, et après avoir constaté :

— que les comptes de l'exercice clos le 31 décembre 2000 se soldent par un bénéfice de 27 307 381 € (179 124 679 FF) ;

— et que le montant des sommes distribuables s'élève à 71 982 366 € (472 173 367 FF), ainsi constitué :

| | € | FF |
|---|---|---|
| Résultat de l'exercice | 27 307 381 | 179 124 679 |
| Diminué de la dotation à la réserve légale | 559 277 | 3 668 617 |
| Majoré du report à nouveau antérieur bénéficiaire | 45 234 262 | 296 717 305 |
| Résultat distribuable | 71 982 366 | 472 173 367 |

décide de prélever à titre de dividendes aux actionnaires, la somme de 12 606 418 € (82 692 684 FF) soit, sur la base de 90 045 846 actions, un montant de 0,14 € (0,92 FF) par action, assorti d'un avoir fiscal de 0,07 € (0,46 FF), soit un revenu global de 0,21 € (1,38 FF) par action, le solde étant reporté au compte « Report à nouveau », qui se monte ainsi à 59 375 948 € (389 480 687 FF).

Conformément à la loi, l'assemblée générale constate que le montant des dividendes mis en distribution au titre des trois derniers exercices et les avoirs fiscaux y afférents ont été les suivants :

| Exercice | Dividende net global | | Avoir fiscal global | | Revenu global | |
|---|---|---|---|---|---|---|
| 1999 | 9 609 180 € | 63 032 092 FF | 4 804 590 € | 31 516 046 FF | 14 413 770 € | 94 548 133 FF |
| 1998 | 6 729 764 € | 44 144 361 FF | 3 364 882 € | 22 072 181 FF | 10 094 647 € | 66 216 542 FF |
| 1997 | 5 234 261 € | 34 334 503 FF | 2 617 131 € | 17 167 251 FF | 7 851 392 € | 51 501 754 FF |

### IV. — Annexe aux comptes sociaux.

Règles et méthodes comptables.

Les conventions générales comptables ont été appliquées dans le respect du principe de prudence, conformément aux hypothèses de base :

— continuité de l'exploitation ;

— permanence des méthodes comptables d'un exercice à l'autre ;

— indépendance des exercices,

et conformément aux règles générales d'établissement et de présentation des comptes annuels. La méthode de base retenue pour l'évaluation des éléments inscrits en comptabilité est la méthode des coûts historiques.

Les principales méthodes utilisées sont les suivantes :

A. Immobilisations incorporelles. — Les immobilisations incorporelles sont évaluées à leur coût d'acquisition ou de production.

Ces immobilisations correspondent :

— à des logiciels achetés ou créés et à des marques.

Les amortissements sont calculés suivant le mode linéaire en fonction de la durée de vie prévue pour les logiciels de 12 mois à 5 ans.

Un montant de 2 345 KF a été investi en 2000.

— à une participation dans la fondation Altran pour 200 KF.

B. Immobilisations corporelles. — Les immobilisations corporelles sont évaluées à leur coût d'acquisition ou à leur coût de production.

Les amortissements pour dépréciation sont calculés suivant le mode linéaire en fonction de la durée de vie prévue :

| | |
|---|---|
| Agencements et installations | 10 ans |
| Matériels informatiques et de bureau | 4 ans |
| Mobilier de bureau | 10 ans |

Un montant de 24 539 KF a été investi en 2000 dont 708 KF en immobilisations en cours.

C. Participations, autres titres immobilisés. — La valeur brute des titres de participation et autres titres immobilisés figurant au bilan est constituée par leur coût d'acquisition.

Le prix d'acquisition des titres de participation est constitué dans la majorité des cas d'une partie fixe réglée lors de l'acquisition et d'un complément de prix variable en fonction des résultats futurs de la société sur une période en général de 5 ans.

La valeur d'inventaire des titres correspond à leur valeur d'usage pour l'entreprise.

Elle est déterminée en tenant compte de la situation nette et des perspectives de rentabilité. Une provision pour dépréciation est constituée lorsque la valeur d'inventaire ainsi définie est inférieure à la valeur d'acquisition.

Un montant total de 58 969 KF a été investi en 2000.

D. Créances. — Les créances sont valorisées à leur valeur nominale. Une provision pour dépréciation est constituée lorsque la valeur d'inventaire est inférieure à la valeur nominale.

E. Opérations en devises. — Les charges et produits en devises sont enregistrés pour leur contre valeur à la date de l'opération. Les dettes, créances et disponibilités en devises figurent au bilan pour leur contre valeur au cours de fin d'exercice.

Les différences résultant de l'actualisation des dettes et des créances en devises à ce dernier cours sont portées au bilan en écart de conversion pour les devises des pays hors euro (Pays Out) et les pertes latentes font l'objet d'une provision pour risque.

F. Opérations à long terme. — Les opérations à long terme sont comptabilisées suivant la méthode du pourcentage d'avancement.

G. Emprunt obligataire convertible. — L'emprunt obligataire convertible souscrit en juillet 2000 est remboursable sur 4 ans et 158 jours.

Les intérêts courus au taux de 3,5 % ont été provisionnés.

H. Valeurs mobilières de placement. — Toutes les plus ou moins-values sur valeurs mobilières de placement ont été dégagées au 31 décembre 2000.

Les valeurs mobilières de placement sont valorisées au cours de clôture.

I. Charges à répartir. — Les charges à répartir sont amorties sur 3 ans concernant les locaux et sur 4 ans et 158 jours concernant l'emprunt obligataire convertible.

Immobilisations.

| (En milliers de francs) | Valeur brute au début de l'exercice | Acquisitions | Cessions ou mises hors service ou transferts | Valeur brute à la fin de l'exercice |
|---|---|---|---|---|
| Immobilisations incorporelles : | | | | |
| Concessions, brevets, licences, marques, procédés, droits et valeurs similaires | 4 313 | 2 345 | | 6 658 |
| Immobilisations en cours | 241 | | 241 | 0 |
| Total 1 | 4 554 | 2 345 | 241 | 6 658 |
| Immobilisations corporelles : | | | | |
| Autres immobilisations corporelles | 52 487 | 24 539 | | 77 026 |
| Immobilisations en cours | 438 | 10 051 | 9 780 | 709 |
| Total 2 | 52 925 | 34 590 | 9 780 | 77 735 |
| Immobilisations financières : | | | | |
| Participations | 471 089 | 58 969 | | 530 058 |
| Créances, prêts et autres immobilisations financières | 10 928 | 8 312 | 1 624 | 17 616 |
| Total 3 | 482 017 | 67 281 | 1 624 | 547 674 |
| Total général (1+2+3) | 539 496 | 104 216 | 11 645 | 632 067 |

Amortissements.

| (En milliers de francs) | Montant au début d'exercice | Augmentations | Diminutions | Montant à la fin de l'exercice |
|---|---|---|---|---|
| Immobilisations incorporelles : | | | | |
| Concessions, brevets, licences, marques, procédés, droits et valeurs similaires | 2 016 | 2 421 | | 4 437 |
| Total 1 | 2 016 | 2 421 | | 4 437 |
| Immobilisations corporelles : | | | | |
| Autres immobilisations corporelles | 14 961 | 7 865 | | 22 826 |
| Total 2 | 14 961 | 7 865 | | 22 826 |
| Total général (1+2) | 16 977 | 10 286 | | 27 263 |

Provisions inscrites au bilan.

| (En milliers de francs) | Montant au début d'exercice | Augmentations | Diminutions | Montant à la fin de l'exercice |
|---|---|---|---|---|
| Créances clients | 518 | | | 518 |
| Provision pour perte de change | 27 | 11 829 | 27 | 11 829 |
| Total | 545 | 11 829 | 27 | 12 347 |

Etat des échéances des créances.

| (En milliers de francs) | Montant brut | A un an au plus | A plus d'un an | A plus de cinq ans |
|---|---|---|---|---|
| Créances de l'actif immobilisé : | | | | |
| Créances rattachées à des participations | | | | |
| Prêts | 9 202 | 2 228 | 6 974 | |
| Autres | 8 414 | 1 716 | 6 698 | |
| Créances de l'actif circulant : | | | | |
| Créances clients | 569 906 | 569 906 | | |
| Personnel | 2 096 | 2 096 | | |
| Etat | 29 070 | 29 070 | | |
| Groupe | 1 900 183 | 1 900 183 | | |
| Autres | 865 | 865 | | |
| Charges constatées d'avance | 1 115 | 1 115 | | |
| Total | 2 520 851 | 2 507 179 | 13 672 | |

Etat des échéances des dettes.

| (En milliers de francs) | Montant brut | A un an au plus | A plus d'un an | A plus de cinq ans |
|---|---|---|---|---|
| Emprunts obligataires convertibles | 2 986 699 | 44 732 | 2 941 967 | |
| Emprunts et dettes auprès d'établissements de crédit | 51 354 | 51 354 | | |
| Emprunts et dettes financières divers | 37 453 | 4 859 | 32 594 | |
| Groupe et associés | 91 373 | 91 373 | | |
| Dettes fournisseurs et comptes rattachés | 91 754 | 91 754 | | |
| Dettes fiscales et sociales | 231 378 | 213 972 | | 17 406 |
| Dettes sur immobilisations | 4 563 | 4 563 | | |
| Autres dettes | 28 402 | 28 402 | | |
| Produits d'avance | 1 071 | 1 071 | | |
| Total | 3 524 047 | 532 080 | 2 974 561 | 17 406 |

Eléments relevant de plusieurs postes du bilan.
(En milliers de francs.)

| Montant concernant les entreprises liées | Montant |
|---|---|
| Participations | 530 058 |
| Créances rattachées à des participations et prêts | 0 |
| Créances clients et comptes rattachés | 162 676 |
| Autres créances et charges constatées d'avance | 1 900 271 |
| Emprunts et dettes financières divers | 91 373 |
| Dettes fournisseurs et comptes rattachés | 62 554 |
| Dettes sur immobilisations et comptes rattachés | 1 642 |
| Autres dettes | 26 768 |

Produits à recevoir.
(En milliers de francs.)

| Montants des produits à recevoir inclus dans les postes suivants du bilan | Montant |
|---|---|
| Immobilisations financières | 9 |
| Créances clients et comptes rattachés | 46 138 |
| Autres créances | 292 |
| Créances fiscales et sociales | 3 487 |
| Disponibilités | 624 |
| Total | 50 550 |

Charges à payer.
(En milliers de francs.)

| Montant des charges à payer inclus dans les postes suivants du bilan | Montant |
|---|---|
| Emprunt obligataire convertible | 44 732 |
| Emprunt et dettes auprès d'établissements de crédit | 1 149 |
| Emprunt et dettes financières divers | 4 282 |
| Dettes fournisseurs et comptes rattachés | 25 046 |
| Dettes fiscales et sociales | 78 659 |
| Dettes sur immobilisations | 44 |
| Autres dettes | 25 632 |
| Total | 179 544 |

Charges et produits constatés d'avance.

| (En milliers de francs) | Charges | Produits |
|---|---|---|
| Charges/Produits d'exploitation | 1 115 | 1 071 |
| Total | 1 115 | 1 071 |

Charges à répartir sur plusieurs exercices.

| (En milliers de francs) | Montant |
|---|---|
| Charges à étaler nettes (étalées sur 3 ans) | 2 084 |
| Charges à étaler nettes (étalées sur 5 ans) | 29 234 |
| Total | 31 318 |

Composition du capital social.

| | Nombre | Valeur nominale |
|---|---|---|
| Actions composant le capital social en début d'exercice | 30 015 282 | 1 € |
| Actions composant le capital social en fin d'exercice | 30 015 282 | 1 € |

Ventilation du chiffre d'affaires net.
(En milliers de francs.)

| | |
|---|---|
| Répartition par secteurs d'activité : | |
| Prestations de services | 1 162 985 |
| Total | 1 162 985 |
| Répartition par marchés géorgraphiques : | |
| Ventes en France | 1 123 053 |
| Ventes à l'étranger | 39 932 |
| Total | 1 162 985 |

Ventilation de l'impôt sur les bénéfices.

| (En milliers de francs) | Résultat avant impôt | Impôt |
|---|---|---|
| Résultat courant | 258 005 | 60 144 |
| Résultat exceptionnel et participation | – 16 125 | 2 610 |
| Résultat comptable | 179 125 | 62 754 |

Détail de l'impôt sur résultat courant.

| (En milliers de francs) | Base | Taux | Impôt |
|---|---|---|---|
| Résultat courant | 258 005 | 33,33 | 86 002 |
| Réintégrations : | | | |
| Organic 2000 | 1 295 | 33,33 | 431 |
| Amortissements charges à étaler | 417 | 33,33 | 139 |
| Amortissements excédentaires | 640 | 33,33 | 213 |
| Taxes/véhicules et contraventions | 857 | 33,33 | 286 |
| Ecarts actif 1999 et 2000 | 11 856 | 33,33 | 3 952 |
| Ecarts passif 2000 | 17 697 | 33,33 | 5 899 |
| Déductions : | | | |
| Organic 1999 | 2 032 | 33,33 | 677 |
| Dividende filiales | 77 697 | 33,33 | 25 899 |
| Ecart passif 1999 | 16 249 | 33,33 | 5 416 |

| (En milliers de francs) | Base | Taux | Impôt |
|---|---|---|---|
| Ecarts actif 1999 et 2000 | 11 856 | 33,33 | 3 952 |
| Charges à répartir 2000 | 2 500 | 33,33 | 834 |
| Total | 180 433 | | 60 144 |

Détail de l'impôt exceptionnel.

| (En milliers de francs) | Base | Taux | Impôt |
|---|---|---|---|
| Résultat exceptionnel | 1 280 | 33,33 | 427 |
| Participation 1999 | – 15 112 | 33,33 | – 5 037 |
| Contribution 10 % | | | 5 553 |
| Contribution 3,3 % | | | 1 667 |
| Total | – 13 832 | | 2 610 |

Crédit-bail.

| (En milliers de francs) | Matériel bureau | Total |
|---|---|---|
| Valeur d'origine | 353 | 353 |
| Amortissements : | | |
| Cumuls exercices antérieurs | 118 | 118 |
| Dotations exercice | 113 | 113 |
| Total | 231 | 231 |
| Redevances payées : | | |
| Cumuls exercices antérieurs | 173 | 173 |
| Exercice | 131 | 131 |
| Total | 304 | 304 |
| Redevances restant à payer : | | |
| A 1 an au plus | 149 | 149 |
| De 1 à 5 ans | 27 | 27 |
| Total | 176 | 176 |
| Valeurs résiduelles | | |
| A plus d'1 an et 5 ans au plus | 14 | 14 |
| Montant pris en charge dans l'exercice | 131 | 131 |

Engagements donnés.
(En milliers de francs.)

Garanties au profit de filiales et autres : 76 553.
Effets escomptés non échus : 0.
Engagement de crédit-bail mobilier : 176.

Accroissements et allègements de la dette future d'impôts.
(En milliers de francs.)

| Nature des différences temporaires | Montant | Impôt |
|---|---|---|
| Allégements : | | |
| Provisions non déductibles | | |
| Organic 2000 | 1 295 | 432 |
| Participation des salariés 2000 | 17 406 | 5 802 |
| Ecarts de conversion passif 2000 | 17 697 | 5 899 |
| Accroissements | | |
| Charges déductibles | | |
| Charges à répartir | 2 083 | 694 |
| | 34 315 | 11 439 |

Rémunération des dirigeants.

Cette information pourrait avoir pour effet de faire état, directement ou indirectement, des salaires individualisés (circulaire DRT n° 8/83 du 5 mai 1983).

Effectif total.

| | Personnel salarié |
|---|---|
| Cadres | 1 838 |
| Employés | 108 |
| Total | 1 946 |

Engagements de retraite.

Les modalités habituelles de calcul des engagements relatifs aux indemnités de départ en retraite, compte tenu de l'âge moyen des salariés (29 ans), aboutissent à un montant non significatif.

Tableau des résultats des cinq derniers exercices.

| Date d'arrêté<br>Durée de l'exercice | 31/12/1996<br>12 mois | 31/12/1997<br>12 mois | 31/12/1998<br>12 mois | 31/12/1999<br>12 mois | 31/12/2000<br>12 mois |
|---|---|---|---|---|---|
| Capital en fin d'exercice : | | | | | |
| Capital social | 24 387 560 | 24 477 100 | 98 098 580 | € 30 015 282 | € 30 015 282 |
| Nombre d'actions ordinaires | 2 438 756 | 2 447 100 | 9 809 858 | 30 015 282 | 30 015 282 |
| Opérations et résultats : | | | | | |
| Chiffre d'affaires (H.T.) | 483 713 484 | 584 672 368 | 711 438 154 | 866 519 123 | 1 162 985 487 |
| Résultat avant impôt, participation, dotations aux amortissements et provisions | 118 824 736 | 122 904 164 | 187 481 417 | 204 336 619 | 284 968 036 |
| Impôts sur les bénéfices | 21 859 970 | 27 277 463 | 43 513 825 | 53 754 147 | 62 754 645 |
| Participation des salariés | 8 944 000 | 9 880 210 | 11 797 510 | 15 111 590 | 17 405 900 |
| Résultat après impôts, participation, dotations aux amortissements et provisions | 83 849 091 | 75 843 610 | 120 559 949 | 124 205 171 | 179 124 679 |
| Résultat distribué | 28 045 694 | 34 334 503 | 44 144 361 | 63 032 092 | (*) 82 692 684 |
| Résultat par action : | | | | | |
| Résultat après impôts, participation avant dotations aux amortissements et provisions | 36,31 | 35,03 | 17,93 | 4,5 | 6,8 |
| Résultat après impôts, participation, dotations aux amortissements et provisions | 34,38 | 30,98 | 12,29 | 4,14 | 5,97 |
| Dividende distribué | 11,5 | 14 | 4,5 | 2,1 | (*) 0,92 |
| Personnel : | | | | | |
| Effectif moyen des salariés | 963 | 1 095 | 1 291 | 1 503 | 1 946 |
| Montant de la masse salariale | 217 659 727 | 253 473 833 | 303 328 635 | 358 011 198 | 464 269 978 |
| Montant des sommes versées en avantages sociaux (Sécurité sociale, œuvres sociales, etc.) | 92 313 045 | 108 371 555 | 128 041 031 | 153 834 759 | 200 366 624 |

(*) Montant proposé au vote de l'assemblée générale et tenant compte de la multiplication par 3 du nombre de titres le 2 janvier 2001.

Tableau des filiales et participations.

| | Capital | Capitaux propres autres que le capital | % du capital détenu | Valeur comptable des titres détenus | | Prêts et avances consentis par la société et non encore remboursés | Montant des cautions et avals donnés par la société | CA H.T. du dernier exercice écoulé | Résultats du dernier exercice clos | Dividendes encaissés par la société au cours de l'exercice |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Brute | Nette | | | | | |
| | FF | FF | % | FF | FF | FF | FF | FF | FF | FF |
| A - Renseignements détaillés sur les titres dont la valeur brute excède 1 % du capital de la société astreinte à la publication : | | | | | | | | | | |
| Filiales françaises (en milliers de francs) : | | | | | | | | | | |
| Actisys | 250 | 2 140 | 50,12 | 322 | 322 | 874 | | 19 981 | 1 101 | |
| Alplog | 1 000 | 19 231 | 99,40 | 37 360 | 37 360 | | | 124 722 | 11 831 | 6 000 |
| Alterix | 250 | 99 | 100,00 | 500 | 500 | | | 600 | 99 | |

| | Capital | Capitaux propres autres que le capital | % du capital détenu | Valeur comptable des titres détenus | | Prêts et avances consentis par la société et non encore remboursés | Montant des cautions et avals donnés par la société | CA H.T. du dernier exercice écoulé | Résultats du dernier exercice clos | Dividendes encaissés par la société au cours de l'exercice |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Brute | Nette | | | | | |
| | FF | FF | % | FF | FF | FF | FF | FF | FF | FF |
| Altior | 1 000 | 82 510 | 99,93 | 70 855 | 70 855 | 13 339 | | 293 952 | 26 666 | 15 000 |
| Atlantide Gerpi Ouest | 3 085 | – 3 283 | 99,98 | 2 750 | 2 750 | | | | – 95 | |
| Altran systèmes d'informations | 18 750 | 34 551 | 99,99 | 18 854 | 18 854 | 172 225 | | 165 485 | 6 594 | |
| Axiem | 1 000 | 10 808 | 99,94 | 35 816 | 35 816 | | | 37 083 | 9 065 | 4 000 |
| Ciriel | 350 | 11 399 | 99,83 | 17 411 | 17 411 | | | 88 873 | 3 498 | 4 000 |
| Cogix | 1 000 | 7 587 | 99,80 | 4 292 | 4 292 | 2 000 | | 53 367 | 4 183 | 2 000 |
| DP Consulting | 1 550 | 1 333 | 99,98 | 14 347 | 14 347 | 1 000 | | 12 747 | 902 | 2 200 |
| Edifis | 1 400 | 16 172 | 100,00 | 48 077 | 48 077 | | | 38 785 | 8 274 | 8 000 |
| EGTM | 1 500 | 13 770 | 99,60 | 35 224 | 35 224 | | | 57 516 | 2 217 | 3 500 |
| Ethnos | 50 | 741 | 99,60 | 50 | 50 | | | 2 623 | 122 | |
| EEC | 250 | 3 587 | 99,76 | 7 100 | 7 100 | 2 014 | | 4 151 | – 496 | |
| Gerpi | 300 | 9 272 | 99,63 | 9 398 | 9 398 | | | 42 783 | 3 005 | 1 000 |
| Grenat productique | 450 | 1 388 | 99,89 | 2 585 | 2 585 | 1 111 | | 28 735 | 837 | |
| Idefi | 250 | 1 641 | 99,78 | 3 517 | 3 517 | | | 6 394 | 132 | |
| Logiqual | 1 000 | 8 746 | 99,94 | 7 957 | 7 957 | | 1 500 | 59 120 | 3 483 | |
| Lore | 3 000 | 73 121 | 99,92 | 1 766 | 1 766 | 3 012 | | 275 852 | 26 982 | |
| Ness | 280 | 10 585 | 100,00 | 30 008 | 30 008 | 500 | | 56 508 | 5 559 | 1 500 |
| Orthodrome | 250 | 8 289 | 100,00 | 26 082 | 26 082 | 1 875 | | 38 895 | 4 453 | 4 000 |
| PSI | 636 | – 1 456 | 98,58 | 800 | 800 | 2 320 | | 979 | 294 | |
| Segime | 2 400 | 75 358 | 99,93 | 87 189 | 87 189 | 6 300 | | 385 195 | 31 508 | 7 000 |
| Sivan | 2 500 | 24 937 | 99,67 | 6 498 | 6 498 | | | 93 597 | 7 682 | |
| T Mis Consultants | 1 000 | 9 531 | 99,94 | 26 275 | 26 275 | | | 62 646 | 5 804 | 3 000 |
| Trininfor | 250 | 5 083 | 99,76 | 10 533 | 10 533 | | | 7 558 | – 300 | |
| Filiales étrangères | Monnaie locale | Monnaie locale | % | FF | FF | FF | FF | FF | FF | FF |
| Altran E. S.P. Esp) | 500 | 1 108 672 | 99,98 | 2 571 | 2 571 | 231 393 | | | 9 084 | |
| Altran Europe (Bef) | 2 501 | 272 459 | 99,84 | 203 | 203 | 37 100 | | 188 508 | 36 717 | 15 041 |
| Altran Gmbh (Dem) | 300 | 1 248 | 100,00 | 1 017 | 1 017 | 103 599 | | 388 | 2 107 | 9 102 |
| Altran Italia (ITL) | 190 000 | 2 213 745 | 100,00 | 2 001 | 2 001 | 259 621 | 5 420 | 21 250 | 7 515 | |
| Altran Scandinavia (Sek) | 100 | – 71 | 100,00 | 77 | 77 | | | 346 | 492 | |
| Altran Switzerland (CHF) | 500 | – 431 | 100,00 | 1 957 | 1 957 | 103 722 | 973 | | – 1 983 | |
| Altran Uk (GBP) | | – 355 | 100,00 | | | 145 808 | | | – 2 707 | |
| Altran Netherland (NLG) | 40 | 3 277 | 100,00 | 118 | 118 | 164 794 | | | 3 324 | |
| Netarchitects communication (CHR) | 100 | 3 994 | 100,00 | 16 750 | 16 750 | | | 41 078 | 9 767 | |
| Participations : | | | | | | | | | | |
| CGS Executive Search | 1 535 | 13 000 | 40,72 | 2 000 | 2 000 | | | 25 959 | 100 | |
| B - Renseignements globaux sur les autres titres dont la valeur brute n'excède pas 1 % du capital de la société astreinte à la publication | NS | NS | NS | NS | NS | NS | NS | NS | NS | NS |
| C - Renseignements globaux sur les titres c'est-à-dire A+B : | | | | | | | | | | |
| Filiales françaises | 43 731 | 427 100 | NS | 503 364 | 503 364 | 206 570 | 1 500 | 1 915 733 | 163 198 | 59 200 |
| Filiales étrangères | NS | NS | NS | 24 694 | 24 694 | 1 046 037 | 6 393 | 251 550 | 64 336 | 24 143 |
| Participations dans les sociétés françaises | 1 535 | 13 000 | 41 | 2 000 | 2 000 | | | 25 959 | 100 | |

NS : Non significatif.

**B. — Comptes consolidés.**

**I. — Bilan consolidé au 31 décembre 2000.**

(En milliers d'euros.)

| Actif | 31/12/2000 | | | 31/12/1999 |
|---|---|---|---|---|
| | Brut | Amort. et prov. | Net | Net |
| Actif immobilisé | 422 246 | 58 576 | 363 670 | 188 641 |
| Immobilisations incorporelles : | | | | |
| Fonds commerciaux | 8 312 | | 8 312 | 8 341 |
| Autres immobilisations incorporelles | 9 750 | 5 340 | 4 410 | 2 325 |
| Ecarts d'acquisition | 331 717 | 28 402 | 303 315 | 153 507 |
| Immobilisations corporelles : | | | | |
| Terrain | 183 | | 183 | 183 |
| Constructions | 3 238 | 876 | 2 362 | 2 078 |
| Autres immobilisations corporelles | 51 983 | 23 880 | 28 103 | 18 493 |
| Immobilisations financières : | | | | |
| Autres participations | 326 | 28 | 298 | 327 |
| Autres titres immobilisés | 611 | | 611 | 15 |
| Prêts et cautions | 16 126 | 50 | 16 076 | 3 372 |
| Actif circulant | 721 836 | 1 688 | 720 148 | 296 551 |
| Stocks et en-cours | 4 106 | | 4 106 | 5 200 |
| Acomptes versés sur commandes | 437 | | 437 | 184 |
| Clients et comptes rattachés | 369 285 | 1 603 | 367 682 | 210 435 |
| Autres créances | 58 603 | | 58 603 | 31 685 |
| Valeurs mobilières de placement | 186 090 | 85 | 186 005 | 9 740 |
| Disponibilités | 103 315 | | 103 315 | 39 307 |
| Comptes de régularisation | 9 199 | | 9 199 | 3 134 |
| Charges constatées d'avance | 3 985 | | 3 985 | 3 015 |
| Charges à répartir | 5 214 | | 5 214 | 119 |
| Total de l'actif | 1 153 281 | 60 264 | 1 093 017 | 488 325 |

| Passif | 31/12/2000 | 31/12/1999 |
|---|---|---|
| Capitaux propres | 262 346 | 189 209 |
| Capital | 30 015 | 30 015 |
| Réserves consolidées | 149 712 | 102 278 |
| Ecarts de conversion | – 1 528 | – 95 |

| Passif | 31/12/2000 | 31/12/1999 |
|---|---|---|
| Résultat de l'exercice | 84 147 | 57 011 |
| Intérêts des minoritaires | 177 | 106 |
| Dans les réserves | 30 | 75 |
| Dans le résultat | 147 | 31 |
| Avances conditionnées | | 0 |
| Provisions pour risques et charges | 15 853 | 973 |
| Dettes | 811 491 | 296 819 |
| Emprunts obligataires convertibles | 455 319 | |
| Emprunts et dettes auprès d'établissements de crédit | 33 528 | 119 523 |
| Emprunts et dettes financières diverses | 13 648 | 10 261 |
| Fournisseurs et comptes rattachés | 34 325 | 19 719 |
| Dettes fiscales et sociales | 200 426 | 133 298 |
| Dettes sur immobilisations | 67 301 | 10 095 |
| Autres dettes | 6 944 | 3 921 |
| Comptes de régularisation : | | |
| Produits constatés d'avance | 3 150 | 1 218 |
| Total du passif | 1 093 017 | 488 325 |

II. — **Compte de résultat consolidé au 31 décembre 2000.**
(En milliers d'euros.)

| | 31/12/2000 | 31/12/1999 |
|---|---|---|
| Chiffre d'affaires | 900 224 | 614 924 |
| Autres produits d'exploitation | 11 986 | 9 887 |
| Produits d'exploitation | 912 211 | 624 811 |
| Achats | 2 598 | 3 991 |
| Services extérieurs | 164 051 | 105 012 |
| Impôts et taxes | 14 912 | 11 306 |
| Charges de personnel | 555 356 | 383 997 |
| Dotation aux amortissements et aux provisions | 9 644 | 6 525 |
| Autres charges d'exploitation | 1 109 | 830 |
| Charges d'exploitation | 747 670 | 511 661 |
| Résultat d'exploitation | 164 541 | 113 150 |
| Produits financiers | 8 477 | 4 732 |
| Charges financières | 17 498 | 5 077 |
| Résultat financier | - 9 021 | - 346 |
| Résultat courant | 155 519 | 112 805 |
| Produits exceptionnels | 3 360 | 1 844 |
| Charges exceptionnelles | 2 636 | 3 300 |
| Résultat exceptionnel | 724 | - 1 456 |
| Participation des salariés | 9 669 | 8 074 |
| Impôts sur les bénéfices | 53 459 | 40 530 |
| Résultat net (avant amortissement des écarts d'acquisition) | 93 116 | 62 745 |
| Amortissement des écarts d'acquisition | 8 822 | 5 703 |
| Part des minoritaires | 147 | 31 |
| Résultat net groupe | 84 147 | 57 011 |
| Résultat par action : | | |
| Nombre d'actions ordinaires | 30 015 282 | 30 015 282 |
| Résultat de base par action | 2,80 | 1,90 |
| Résultat dilué par action (*) | 2,73 | 1,87 |

(*) Calculé suivant la méthode du « Rachat d'actions » sur la base du cours moyen du dernier mois de l'exercice.

III. — **Annexe des comptes consolidés.**

1. – Périmètre de consolidation.

— Altran Technologies détient, directement :
- Alplog à raison de 99,40 % des titres ;
- Altior à raison de 99,95 % des titres ;
- Altran Esp à raison de 100 % des titres ;
- Altran Europe à raison de 99,84 % des titres ;
- Altran GMBH à raison de 100 % des titres ;
- Altran Italia à raison de 100 % des titres ;
- Altran Scandinavia à raison de 100 % des titres ;
- Altran Switzerland à raison de 100 % des titres ;
- Altran Systèmes d'information à raison de 99,99 % des titres ;
- Altran UK à raison de 100 % des titres ;
- Axiem à raison de 99,95 % des titres ;
- Branche Segur :
  - Ségime à raison de 99,94 % des titres ;
  - Lore à raison de 99,92 % des titres ;
- C.G.S. Executive Search à raison de 40,72 % des titres en détention directe et 59,28 % par l'intermédiaire d'une de ses filiales ;
- Actisys (anciennement Altsis) à raison de 50,12 % des titres en détention directe et 49,88 % par l'intermédiaire d'une de ses filiales ;
- Ciriel à raison de 99,83 % des titres ;
- Cogix à raison de 99,80 % des titres ;
- DP Consulting à raison de 99,96 % des titres ;
- E.G.T.M. à raison de 99,60 % des titres ;
- Ethnos à raison de 100 % des titres ;
- Gerpi à raison de 99,63 % des titres ;
- Atlantide Gerpi Ouest (anciennement Grenat Participations) à raison de 99,98 % des titres ;
- Grenat Productique à raison de 99,89 % des titres ;
- Logiqual à raison de 99,94 % des titres ;
- P.S.I. à raison de 98,58 % des titres ;
- Sivan à raison de 99,91 % des titres ;
- T.MIS Consultants à raison de 99,94 % des titres ;
- Trininfor à raison de 99,76 % des titres ;
- Idefi à raison de 99,80 % des titres ;
- EEC (anciennement Financière Environnement) à raison de 99,76 % des titres ;
- Orthodrome à raison de 100 % des titres ;
- Altran Netherland à raison de 100 % des titres ;
- Netarchitects Communication à raison de 100 % des titres ;
- Edifis à raison de 100 % des titres ;
- Ness à raison de 100 % des titres ;

(*) Alterix à raison de 100 % des titres ;

— Altran Technologies détient, indirectement, par l'intermédiaire de ses filiales :
- Adena à raison de 99,82 % des titres ;
- Altair Technologies à raison de 99,48 % des titres ;
- Altran Technologies Gmbh à raison de 100 % des titres ;
- Apolog à raison de 100 % des titres ;
- Askon à raison de 100 % des titres ;
- CEC à raison de 100 % des titres ;
- D1B2 à raison de 100 % des titres ;
- Datacep à raison de 99,95 % des titres ;
- Ariane Ingenierie à raison de 99,97 % des titres ;
- DVE à raison de 99,20 % des titres ;
- Altran Avenir à raison de 99,80 % des titres ;
- Altran Informatique technologie à raison de 99,92 % des titres ;
- Cadix à raison de 99,59 % des titres ;
- Atlantide grenat logiciels à raison de 99,25 % des titres ;
- D.P. Europe à raison de 99,20 % des titres ;
- Eurospace à raison de 100 % des titres ;
- Gentech à raison de 99,94 % des titres ;
- H.I.S. à raison de 100 % des titres ;
- Neweng à raison de 100 % des titres ;
- Osys à raison de 98,60 % des titres ;
- Realix à raison de 99,98 % des titres ;
- Altran SDB (Software De Base) à raison de 100 % des titres ;
- Actisys à raison de 99,32 % des titres ;
- Société à raison de 100 % des titres ;
- Altran Technologies UK à raison de 100 % des titres ;
- Altran Critical System à raison de 100 % des titres ;
- Ysidro à raison de 100 % des titres ;
- ISL à raison de 100 % des titres ;
- RSI à raison de 100 % des titres ;
- Ekar à raison de 100 % des titres ;
- DCE à raison de 100 % des titres ;
- Praxis à raison de 100 % des titres ;
- Cervix à raison de 100 % des titres ;
- IBD à raison de 100 % des titres ;
- DP Consulting UK à raison de 100 % des titres ;
- Consulting Informaticos Norma à raison de 100 % des titres ;
- Summation à raison de 100 % des titres ;
- Altran Portugal-S.G.P.S.Lda (anciennement Altrantec consultoria) à raison de 100 % des titres ;
- Altran Luxembourg à raison de 100 % des titres ;
- Altran Technologies Luxembourg à raison de 100 % des titres ;
- Berata Gmbh à raison de 100 % des titres ;
- Berata AG à raison de 98 % des titres ;
- Berata SARL à raison de 100 % des titres ;
- Altran Technologies Netherlands à raison de 100 % des titres ;
- Altran Technologies Switzerland à raison de 100 % des titres ;
- Teamworks CSE à raison de 100 % des titres ;
- Ixelog à raison de 100 % des titres ;
- Gresham Bell à raison de 95 % des titres ;
- CCS à raison de 100 % des titres ;
- Pool Consulting (anciennement Pool Informatica) à raison de 100 % des titres ;
- Lore Luxembourg à raison de 100 % des titres ;
- Prisma à raison de 100 % des titres ;
- Insert Sistemas à raison de 100 % des titres ;
- Askon Consulting à raison de 100 % des titres ;
- Altior Consultoria à raison de 100 % des titres ;
- ASP à raison de 100 % des titres ;
- MAP à raison de 100 % des titres ;
- Altran Belgium à raison de 100 % des titres ;
- Excellia à raison de 99,99 % des titres ;
- Cortical Technologies à raison de 100 % des titres ;
- S.A Cortical à raison de 100 % des titres ;
- Idefi Europe à raison de 100 % des titres ;
- Innovatica à raison de 100 % des titres ;
- O & I à raison de 100 % des titres ;
- Techfin à raison de 100 % des titres ;
- Groupe Cerri à raison de 100 % des titres ;

– Cerri Consulting à raison de 100 % des titres ;
– Teamworks Ireland à raison de 100 % des titres ;
– Teamworks Europe à raison de 100 % des titres ;
– Hemisphères à raison de 100 % des titres ;
– Eurostrategy à raison de 100 % des titres ;
– Strategy Consultors à raison de 100 % des titres ;
– Inad à raison de 100 % des titres ;
(*) Altran Tech Inc à raison de 100 % des titres ;
(*) Fagro à raison de 100 % des titres ;
(*) Cedati à raison de 100 % des titres ;
(*) Siev à raison de 100 % des titres ;
(*) Altran Do Brasil à raison de 100 % des titres ;
(*) TCBR à raison de 100 % des titres ;
(*) Infolearn à raison de 100 % des titres ;
(*) Go Top à raison de 100 % des titres.
(*) TCDI à raison de 60 % des titres ;
(*) Altran USA Holding à raison de 100 % des titres ;
(*) Altran Corp à raison de 100 % des titres ;
(*) Altrantec Consultoria à raison de 98 % des titres ;
(*) 4 Com à raison de 100 % des titres ;
(*) Altran USA Inc à raison de 100 % des titres ;
(*) DTS à raison de 100 % des titres ;
(*) TDA à raison de 60 % des titres ;
(*) De Simone & Osswald à raison de 100 % des titres ;
(*) Imnet France à raison de 100 % des titres ;
(*) Polen Informatica à raison de 100 % des titres ;
(*) Consultrans à raison de 100 % des titres ;
(*) Gyata Holding BV à raison de 100 % des titres ;
(*) Gyata Management Consulting à raison de 100 % des titres ;
(*) AG Technology à raison de 100 % des titres ;
(*) SSCE à raison de 100 % des titres ;
(*) Transmatica à raison de 100 % des titres.

---

(*) Entrées dans le périmètre au cours de l'exercice 2000.

Toutes ces sociétés ont été retenues dans le périmètre de consolidation et consolidées selon la méthode de l'intégration globale.

2. – Principes comptables et méthodes d'évaluation.

2.1. Principes généraux et date d'arrêté des comptes. — Les comptes consolidés sont établis en conformité avec les principes et normes comptables françaises et notamment avec le règlement n° 99-02 du Comité de la réglementation comptable homologuée le 22 juin 1999.

Toutes les sociétés du groupe sont intégrées globalement sur la base de leurs comptes arrêtés au 31 décembre 2000, date de clôture de leurs comptes sociaux ou sur la base d'une situation arrêtée au 31 décembre pour les filiales clôturant leurs comptes à une date différente (31 mars ou 30 juin).

2.2. Traitement de l'écart de première consolidation et des compléments de prix. — La différence entre le coût d'acquisition des titres des sociétés nouvellement consolidées et la quote-part acquise dans les capitaux propres à la date d'acquisition, constitue l'écart de première consolidation. Cet écart de première consolidation est affecté en totalité à l'écart d'acquisition en l'absence d'écart d'évaluation.

Ces écarts d'acquisition sont amortis linéairement sur une durée de trente ans.

Le prix d'acquisition des titres de participation est constitué, dans la majorité des cas, d'une partie fixe réglée lors de l'acquisition et de compléments de prix annuels et variables, calculés en fonction de l'évolution des résultats futurs des sociétés acquises.

Ces compléments de prix sont généralement applicables sur les cinq ans suivant l'acquisition et viennent augmenter l'écart d'acquisition initial. Ils sont amortis sur la durée de vie résiduelle de l'écart d'acquisition initial.

L'incidence de l'adoption du règlement 99-02 est la capitalisation des compléments de prix à payer en 2001 au titre des résultats 2000, qui figuraient antérieurement en engagements hors bilan (cf. paragraphe 3.11).

2.3. Immobilisations corporelles. — Les immobilisations corporelles sont comptabilisées à leur coût d'acquisition et amorties selon le mode linéaire en fonction de leur durée de vie estimée.

Les durées d'amortissement retenues sont :

| | |
|---|---|
| Constructions | 30 ans |
| Agencements installations | 10 ans |
| Matériels informatiques et de bureau | 4 ans |
| Mobilier de bureau | 10 ans |

2.4. Valeurs mobilières de placement. — Les valeurs mobilières de placement sont comptabilisées au prix d'achat et font l'objet d'une provision si la valeur de marché est inférieure au prix d'acquisition.

2.5. Conversion des comptes des sociétés étrangères. — Les comptes sociaux des sociétés étrangères ont été convertis selon la méthode suivante :

— Les bilans sont convertis au taux de change en vigueur à la clôture de l'exercice ;

— Les comptes de résultat au taux moyen de l'exercice.

Les écarts de change en résultant sont affectés en capitaux propres.

2.6. Evaluation des dettes et des créances en monnaies étrangères. — Les écarts de conversion constatés sur les créances et les dettes en monnaies étrangères des pays ne participant pas à la zone euro sont inscrits au résultat.

2.7. Fiscalité différée. — L'impôt différé est calculé en report variable selon la méthode de la conception étendue.

Un impôt différé actif est constaté sur les déficits fiscaux reportables lorsque leur imputation sur des bénéfices futurs est probable.

3. – Détails des postes du bilan et du compte de résultat.

3.1. Variations de périmètre. — Les sociétés entrées dans le périmètre au cours de l'exercice 2000 ont généré l'incidence suivante :

— Contribution au chiffre d'affaires : 72 776 milliers d'euros ;

— Contribution au résultat d'exploitation : 17 106 milliers d'euros.

3.2. Immobilisations incorporelles :

| (En milliers d'euros) | Valeur en début d'exercice | Augmentations de l'exercice | Diminutions de l'exercice | Variations de périmètre | Ecarts de conversion | Valeur en fin d'exercice |
|---|---|---|---|---|---|---|
| Immobilisations incorporelles | 14 023 | 3 224 | – 284 | 1 113 | – 13 | 18 063 |
| Amortissements | 3 356 | 1 560 | – 303 | 718 | 9 | 5 340 |

Ces immobilisations incorporelles correspondent principalement à :

— des fonds de commerce provenant de sociétés entrées antérieurement à 2000. Ces fonds de commerce ne font pas l'objet d'amortissement ;

— des logiciels achetés (valeur nette : 3 296 milliers d'euros) ;

— des marques (valeur nette : 676 milliers d'euros) ;

— des frais de recherche et de développement immobilisés (valeur nette : 228 milliers d'euros).

Ceux-ci sont amortis en linéaire sur une durée moyenne de 3 ans.

3.3. Variation des écarts d'acquisition et des amortissements :

| (En milliers d'euros) | Valeur en début d'exercice | Augmentations de l'exercice | Sorties de l'exercice | Autres mouvements | Valeur en fin d'exercice |
|---|---|---|---|---|---|
| Ecarts d'acquisition | 173 017 | 158 700 | | | 331 717 |
| Amortissements | 19 510 | 8 822 | | 70 | 28 402 |

L'augmentation des écarts d'acquisition correspond pour 89 813 milliers d'euros à des compléments de prix sur les acquisitions des années antérieures et pour 68 887 milliers d'euros aux écarts d'acquisition sur les filiales entrées en 2000.

3.4. Immobilisations corporelles :

| (En milliers d'euros) | Valeur en début d'exercice | Augmentations de l'exercice | Diminutions de l'exercice | Variations de périmètre | Ecarts de conversion | Valeur en fin d'exercice |
|---|---|---|---|---|---|---|
| Immobilisations corporelles | 35 424 | 14 273 | – 2 245 | 7 694 | 258 | 55 404 |
| Amortissements | 14 671 | 6 913 | – 1 118 | 4 142 | 148 | 24 756 |

3.5. Immobilisations financières. — Le montant global net de 16 984 milliers d'euros comprend essentiellement des prêts, dépôts et cautionnements et un compte bloqué.

3.6. Etat des échéances des créances :

| (En milliers d'euros) | Montant brut | – de 1 an | De 1 à 5 ans | + de 5 ans |
|---|---|---|---|---|
| Acomptes versés sur commandes | 437 | 437 | | |
| Clients et comptes rattachés | 369 285 | 369 285 | | |
| Autres créances | 58 603 | 58 603 | | |
| Total | 428 325 | 428 325 | | |

3.7. Valeurs mobilières de placement. — Leur valeur de marché au 31 décembre 2000 s'élève à 186 412 milliers d'euros.

3.8. Variation des capitaux propres consolidés :

| (En milliers d'euros) | Capital | Primes | Réserves consolidées | Résultat de l'exercice | Ecarts de conversion | Total capitaux propres |
|---|---|---|---|---|---|---|
| Capitaux propres (part du groupe) au 31 décembre 1999 | 30 015 | | 102 278 | 57 011 | – 95 | 189 209 |
| Affectation du résultat 1999 | | | 57 011 | – 57 011 | | |
| Dividendes versés | | | – 9 609 | | | – 9 609 |
| Résultat consolidé 2000 | | | | 84 147 | | 84 147 |
| Variation des écarts de conversion | | | | | – 1 433 | – 1 433 |
| Autres mouvements | | | 32 | | | 32 |
| Capitaux propres (part du groupe) au 31 décembre 2000 | 30 015 | | 149 712 | 84 147 | – 1 528 | 262 346 |

Le montant des écarts de conversion liés aux devises de la zone euro, inclus dans les capitaux propres s'élève à 80 mille euros.

3.9. Provisions pour risques et charges en milliers d'euros :

| | |
|---|---|
| Provisions pour risques | 15 026 |
| Provisions pour charges | 241 |
| Provisions pour impôts différés passif | 586 |

Les provisions pour risques correspondent principalement à des provisions pour risques clients, litiges prud'homaux et fiscaux ; les sociétés entrées au cours de l'exercice y contribuant pour 14,6 millions d'euros.

3.10. Emprunts et dettes financières. — L'échéancier des dettes financières inscrites au bilan au 31 décembre 2000 est le suivant :

| (En milliers d'euros) | Total | – de 1 an | de 1 à 5 ans | + de 5 ans |
|---|---|---|---|---|
| Emprunt obligataire convertible | 455 319 | 6 819 | 448 500 | |
| Etablissements de crédit | 33 528 | 32 208 | 1 320 | |
| Réserve spéciale de participation | 11 884 | 1 163 | 10 721 | |
| Autres | 1 764 | 1 092 | 672 | |
| Total | 502 495 | 41 282 | 461 213 | |

A comparer à la trésorerie disponible à l'actif de 289 405 milliers d'euros.

Les dettes ont été contractées en devises hors zone euro et dans la zone euro selon la ventilation suivante :

| | |
|---|---|
| Zone euro | 489 620 |
| Zone hors euro | 12 875 |

Altran Technologies a émis en juillet 2000 un emprunt obligataire avec option de conversion en actions nouvelles et/ou d'échange en actions existantes, d'un montant de 448 500 milliers d'euros composé de 1 725 000 obligations au nominal de 260 €, et pour une durée de 4 ans et 158 jours.

La rémunération servie est de 3,50 % l'an, payable à terme échu le premier janvier de chaque année. La conversion en actions par les porteurs d'obligations, peut se faire à tout moment à dater du 26 juillet 2000.

L'intégralité des dettes financières auprès des établissements de crédit est contractée à taux variable essentiellement indexée sur le taux de référence T4M.

3.11. Etat des échéances des autres dettes :

| (En milliers d'euros) | Montant brut | – de 1 an | de 1 à 5 ans | + de 5 ans |
|---|---|---|---|---|
| Fournisseurs et comptes rattachés | 34 325 | 34 325 | | |
| Dettes fiscales et sociales | 200 426 | 200 426 | | |
| Dettes sur immobilisations | 67 301 | 67 301 | | |
| Autres dettes | 6 944 | 6 944 | | |
| Total | 308 996 | 308 996 | | |

Les dettes sur immobilisations correspondent pour 65 861 milliers d'euros à des dettes sur titres et sur complément de prix à payer au titre de l'exercice 2000.

3.12. Chiffre d'affaires. — Le chiffre d'affaires est réalisé avec :

— la France pour 533 415 milliers d'euros ;

— l'étranger pour 366 809 milliers d'euros,

et correspond, dans sa quasi totalité, à des prestations de services dans la seule activité exercée par le groupe, le consulting.

La répartition du chiffre d'affaires par zone géographique s'analyse ainsi :

| (En milliers d'euros) | 2000 | 1999 |
|---|---|---|
| France | 533 415 | 401 310 |
| Allemagne | 30 249 | 25 386 |
| Belgique | 40 311 | 26 501 |
| Espagne | 65 146 | 35 906 |
| Grande-Bretagne | 30 623 | 23 804 |
| Italie | 72 218 | 39 121 |
| Pays-Bas | 35 720 | 23 986 |
| Portugal | 25 643 | 20 994 |
| Suisse | 27 471 | 13 116 |
| Brésil | 23 463 | |
| Autres | 15 965 | 4 800 |
| Total | 900 224 | 614 924 |

3.13. Compte de résultat :

3.13.1. Achats et services extérieurs (en milliers d'euros) :

| | 2000 | 1999 |
|---|---|---|
| Achats : | | |
| Matériel | 1 447 | 3 056 |
| Divers | 1 151 | 935 |
| Total achats | 2 598 | 3 991 |
| Services extérieurs : | | |
| Sous-traitance | 37 289 | 26 953 |
| Location bureaux | 15 530 | 11 163 |
| Voyages, déplacements, missions | 43 247 | 28 200 |
| Honoraires | 17 727 | 11 150 |
| Divers | 50 258 | 27 546 |
| Total services extérieurs | 164 051 | 105 012 |

3.13.2. Résultat exceptionnel :

| | 2000 | 1999 |
|---|---|---|
| Produits : | | |
| Cessions d'immobilisations | 1 551 | 866 |
| Produits exceptionnels sur opérations de gestion | 919 | 816 |
| Reprise de provisions/transferts de charges | 672 | 96 |
| Divers | 218 | 66 |
| | 3 360 | 1 844 |
| Charges : | | |
| Valeurs nettes comptables des immo. cédées | 1 716 | 616 |
| Charges exceptionnelles sur opérations de gestion | 609 | 2 147 |
| Dotations aux provisions | 50 | 464 |
| Divers | 261 | 73 |
| | 2 636 | 3 300 |
| Résultat exceptionnel | 724 | – 1 456 |

3.14. Impôts sur les bénéfices (en milliers d'euros) :

| | |
|---|---|
| L'impôt comptabilisé correspond à l'impôt sur les bénéfices | 54 667 |
| Diminué de l'impôt différé actif net | 677 |
| Et des crédits d'impôt formation et recherche | 531 |
| | 53 459 |

Les provisions pour impôts différés passif de 585 milliers d'euros ainsi que les créances d'impôts différés actif qui figurent en autres créances pour 5 962 milliers d'euros concernent les impositions différées calculées sur :

— les décalages temporaires, qui sont principalement la participation des salariés, l'organic et les charges à étaler ;

— les déficits fiscaux reportables.

Les différences entre l'impôt sur les sociétés pris en charge et l'impôt théorique obtenu en appliquant le taux d'imposition français sont les suivants (en milliers d'euros) :

| | |
|---|---|
| Charge d'impôt théorique au taux de la maison mère (37,76 %) | 55 346 |
| Diminutions résultant de : | |
| Crédits d'impôts | 531 |
| Différentiel de taux d'imposition des sociétés étrangères et plafonnement de la contribution sociale sur les bénéfices des sociétés françaises | 679 |
| Impôts différés constatés sur les décalages temporaires et les pertes fiscales reconnues | 677 |
| Impôt effectif constaté | 53 459 |
| Taux d'impôt effectif | 36,47 % |

4. – Autres informations financières.

4.1. Options de souscription d'actions. — L'assemblée générale extraordinaire du 26 juin 1996 a autorisé le conseil d'administration à proposer des options de souscription d'actions aux salariés du groupe. Au cours de l'exercice 2000, les principales caractéristiques des plans sont les suivantes :

| Plan d'options de souscription d'actions | Plan 1996 | Plan 1997 | Plan 1999 | Plan 2000 |
|---|---|---|---|---|
| Date d'assemblée | 26/06/1996 | 26/06/1996 | 26/06/1996 | 26/06/1996 |
| Date du conseil d'administration | 17/10/1996 | 04/11/1997 | 26/04/1999 | 11/04/2000 |
| Nombre total d'actions pouvant être souscrites | 631 716 | 716 136 | 751 350 | 264 143 |
| Dont nombre d'actions pouvant être souscrites par les 10 personnes les mieux rémunérées incluant le comité de direction | 303 600 | 121 488 | 100 800 | 45 250 |
| Point de départ d'exercice des options | 17/04/2001 | 04/05/2002 | 01/07/2003 | 01/07/2004 |
| Date d'expiration | 17/10/2001 | 04/11/2002 | 26/04/2004 | 11/04/2005 |
| Prix de souscription (en euros) | 17,86 | 19,25 | 76,67 | 244 |
| Nombre d'actions souscrites au 31 décembre 2000 | 0 | 0 | 0 | 0 |

Au 31 décembre 2000, le nombre de stock options attribuées et non exercées à cette date est de 2 363 345 (avant multiplication par trois du nombre d'actions le 2 janvier 2001) donnant vocation au même nombre d'actions.

4.2. Engagements de retraite. — Les modalités habituelles de calcul des engagements relatifs aux indemnités de départ en retraite, compte tenu de l'âge moyen des salariés (31 ans), aboutissent à un montant non significatif.

4.3. Autres engagements hors-bilan (en milliers d'euros) :

| | |
|---|---|
| Engagements donnés : | |
| Cautions, avals et garanties donnés | 17 336 |
| Dettes garanties par des sûretés réelles | 2 945 |
| Effets escomptés non échus | 972 |
| Engagements de crédit-bail | 473 |
| Titres de participation : | |
| Complément de prix d'acquisition variable en fonction des résultats futurs de la société acquise sur une période en général de cinq ans (cf. § 2.2) | |
| Engagements reçus : | |
| Cautions, avals et garanties reçus | 408 |

4.4. Rémunérations des dirigeants. — Le montant des rémunérations versées au titre de l'exercice 2000 aux dix personnes les mieux rémunérées incluant le comité de direction s'est élevé à 4 694 milliers d'euros.

4.5. Effectif :

| | |
|---|---|
| Cadres | 12 019 |
| Employés | 804 |
| Effectif total | 12 823 |

5. – Tableaux de flux de trésorerie.
(En milliers d'euros.)

| | 12/2000 | 12/1999 |
|---|---|---|
| Flux de trésorerie liés à l'activité : | | |
| Résultat net des sociétés intégrées | 84 294 | 57 042 |
| Elimination des charges et produits sans incidence sur la trésorerie ou non liés à l'activité : | | |
| Amortissements, provisions et autres charges | 15 805 | 10 172 |
| Variation des impôts différés | – 677 | – 1 389 |
| Plus-value de cession | 165 | – 250 |
| Marge brute d'autofinancement des sociétés intégrées | 99 587 | 65 575 |
| Ecart de conversion sur la CAF | – 574 | |
| Dividendes reçus des sociétés mises en équivalence | | |
| Variation des frais financiers | 6 792 | – 31 |
| Variation de stock | – 1 934 | – 1 388 |
| Variation des créances | – 152 816 | – 54 045 |
| Variation des dettes | 61 358 | 27 256 |
| Charges et produits constatés d'avance | 896 | – 1 402 |
| Transferts de charges à répartir | – 5 723 | – 160 |
| Variation du besoin en fonds de roulement | – 91 427 | – 29 770 |
| Flux net de trésorerie généré par l'activité | 7 586 | 35 805 |
| Flux de trésorerie liés aux opérations d'investissement : | | |
| Acquisition d'immobilisations | – 37 459 | – 11 151 |
| Cession d'immobilisations | 1 238 | 1 599 |
| Incidence des variations de périmètre | – 78 901 | – 70 646 |
| Flux net de trésorerie lié aux opérations d'investissement | – 115 123 | – 80 198 |
| Flux de trésorerie liés aux opérations de financement : | | |
| Dividendes versés aux actionnaires de la société-mère | – 9 609 | – 6 730 |
| Dividendes versés aux minoritaires des sociétés intégrées | – 275 | |
| Augmentation de capital en numéraire | 11 | 3 345 |
| Emissions d'emprunts | 458 090 | 62 239 |
| Remboursements d'emprunts | – 100 368 | – 5 657 |
| Flux net de trésorerie lié aux opérations de financement | 347 850 | 53 198 |
| Variation de trésorerie | 240 313 | 8 805 |
| Trésorerie d'ouverture | 49 047 | 39 784 |
| Trésorerie de clôture | 289 405 | 49 047 |
| Incidence des variations de cours des devises | 45 | 458 |

92759

## BACCARAT

Société anonyme au capital de 101 887 520 F.
Siège social : 54120 Baccarat.
760 800 060 R.C.S. Nancy.

I. — Les comptes sociaux ainsi que le projet d'affectation publiés dans le *Bulletin des Annonces légales obligatoires* du 18 avril 2001, pages 5076 à 5081, ont été approuvés, sans modification, par l'assemblée générale ordinaire des actionnaires réunie le 7 juin 2001. Les comptes consolidés ont été également publiés dans ledit bulletin, pages 5081 à 5085.

II. — **Attestation des commissaires aux comptes.**

a) Comptes sociaux (extrait du rapport général). — « Nous certifions que les comptes annuels établis conformément aux règles et principes comptables applicables en France sont réguliers et sincères et donnent une image fidèle du résultat des opérations de l'exercice écoulé ainsi que de la situation financière et du patrimoine de la société à la fin de cet exercice ».

b) Comptes consolidés (extraits du rapport). — « Nous certifions que les comptes consolidés établis conformément aux règles et principes comptables applicables en France sont réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière, ainsi que du résultat de l'ensemble constitué par les entreprises comprises dans la consolidation. »

*Les commissaires aux comptes :*
CABINET GÉRARD POMMIER ;
KPMG Audit.

*92920*

## BANCA INTESA (FRANCE)

Société anonyme au capital de 260 000 000 F.
Siège social : 40-42, rue de la Boétie, BP 429, 75366 Paris Cedex 08.
308 884 956 R.C.S. — APE : 651 C.

*Documents comptables annuels.*

I. — **Bilan au 31 décembre 2000.**
(En francs.)

| Actif | 1999 | 2000 |
|---|---|---|
| Caisse, banques centrales, C.C.P. | 33 420 694,46 | 49 104 865,6 |
| Effets publics et valeurs assimilées | 659 113 132,80 | 598 784 281,2 |
| Créances sur établissements de crédit | 2 411 146 813,33 | 2 638 786 695,8 |
| A vue | 44 312 092,91 | 95 130 531,8 |
| A terme | 2 366 834 720,42 | 2 543 656 164,0 |
| Créances sur la clientèle | 2 710 530 739,82 | 2 316 341 995,5 |
| Créances commerciales | 522 558 684,20 | 496 866 273,4 |
| Autres concours à la clientèle | 1 641 011 671,30 | 1 222 090 995,6 |
| Comptes ordinaires débiteurs | 546 960 384,32 | 597 384 726,4 |
| Affacturage | | |
| Obligations et autres titres à rev. fixe | 979 631 098,14 | 1 061 613 084,4 |
| Actions et autres titres à rev. variable | 0,00 | 0,( |
| Promotion immobilière | | |
| Participations et activités de portefeuille | 71 979,40 | 37 891,. |
| Parts dans les entreprises liées | 298 608,00 | 298 608,( |
| Crédit-bail et location avec option d'achat | | |
| Location simple | | |
| Immobilisations incorporelles | 10 476 854,15 | 8 933 427, |
| Immobilisations corporelles | 5 102 639,24 | 3 781 582, |
| Capital souscrit non versé | | |
| Actions propres | | |
| Autres actifs | 3 419 412,73 | 5 095 307, |
| Comptes de régularisation | 11 174 465,44 | 21 229 825, |
| Total de l'actif | 6 824 386 437,51 | 6 704 007 565, |

| Passif | 1999 | 2000 |
|---|---|---|
| Banques centrales, C.C.P. : | | |
| Dettes envers les établissements de crédit | 4 531 363 393,81 | 4 064 796 063 |
| A vue | 124 293 842,67 | 129 357 055 |
| A terme | 4 407 069 551,14 | 3 935 439 008 |
| Comptes créditeurs de la clientèle | 676 915 084,09 | 734 621 731 |
| Comptes d'épargne à régime spécial | 1 645 698,92 | 1 318 200 |
| A vue | 1 645 698,92 | 1 318 200 |
| A terme | | |
| Autres dettes | 675 269 385,17 | 733 303 530 |
| A vue | 324 235 853,05 | 294 743 741 |
| A terme | 351 033 532,12 | 438 559 78[illegible] |
| Dettes représentées par un titre | 1 045 781 496,75 | 1 301 460 12[illegible] |
| Bons de caisse | | |
| Titres du marché interbancaire et créances négociables | 528 342 342,67 | 713 435 39[illegible] |
| Emprunts obligataires | | |
| Autres dettes représentées par un titre | 517 439 154,08 | 588 024 73[illegible] |
| Autres passifs | 1 759 207,61 | 2 737 60[illegible] |
| Comptes de régularisation | 49 601 684,44 | 71 299 35[illegible] |

Unofficial translated summary
Publication in *BALO* (French Official Legal Journal)
Item III.4



**PUBLICATION ON JULY 6, 2001**

ALTRAN TECHNOLOGIES
with a registered share capital of 45,022,936.50 €
Registered Office: 58, bd Gouvion Saint-Cyr 75017 PARIS
Commercial Registry reference: RCS PARIS B 702 012 956

The annual accounts published in the *Bulletin des Annonces légales obligatoires* of June 20, 2000 were approved without modification by the Ordinary and Extraordinary General Shareholders' Meeting held on June 21, 2001.

**Attestation by the statutory auditors**

1. Extract of the General report on the annual accounts:

   The auditors certify that the annual accounts fully and fairly represent the earnings during, and the assets and financial position of the company at the end of, the financial year. The auditors verified the information contained in the management report, the documents addressed to the shareholders with respect to the company's financial position, and the annual accounts and have no comments to make as to the sincerity or the consistency of such documents with regards to the annual accounts. All information relating to the acquisition of shares or control in undertakings, as well as all information relating to the identity of the shareholders, has been communicated in the management report.

2. Extract of the Report on the consolidated accounts:

   The auditors certify that the consolidated accounts fully and fairly represent the assets, financial position and earnings of the group comprising the consolidated companies. The auditors have no comments to make concerning the sincerity or consistency of the specific information provided in the management report with regards to the consolidated accounts.

Executed in Paris, on June 1, 2001
By the statutory auditors

| **Ernst & Young Audit** | **Concorde Européenne Audit France** |
|---|---|
| Philippe Hontarrede | Gérard Bienaimé |

| Secteurs | Unigrains | | Agrifigest-Alma | | Total |
|---|---|---|---|---|---|
| | Activité propre | Fonds gérés | Activité propre | Fonds gérés | |
| Autres interventions dans l'agro-alimentaire et aménagement rural... | — | 2,1 | — | 0,5 | 2,5 |
| Diversification et capital développement....... | — | 10,0 | — | — | 10,0 |
| Divers.......... | 0,3 | 1,0 | — | — | 1,3 |
| | 0,3 | 189,9 | 2,3 | 25,0 | 217,4 |

Répartition des encours de crédit par contrepartie :

| *Contrepartie* | Unigrains | | Agrifigest-Alma | | Total |
|---|---|---|---|---|---|
| | Activité propre | Fonds gérés | Activité propre | Fonds gérés | |
| Interbancaire..... | — | 3,7 | — | — | 3,7 |
| Entreprises...... | 0,3 | 185,9 | 2,3 | 25,0 | 213,5 |
| Particuliers et commerçants... | — | 0,3 | — | — | 0,3 |
| | 0,3 | 189,9 | 2,3 | 25,0 | 217,4 |

Répartition *géographique des encours de crédit :*

| Pays | Unigrains | | Agrifigest-Alma | | Total |
|---|---|---|---|---|---|
| | Activité propre | Fonds gérés | Activité propre | Fonds gérés | |
| France.......... | 0,3 | 187,1 | 2,3 | 25,0 | 214,7 |
| Autres pays U.E... | — | 2,5 | — | — | 2,5 |
| Hors U.E....... | — | 0,3 | — | — | 0,3 |
| | 0,3 | 189,9 | 2,3 | 25,0 | 217,4 |

Note 14. – Garantie des dépôts et des cautions.

La loi 99-532 du 25 juin 1999 a institué pour les établissements de crédit un fonds de garantie des dépôts qui s'est substitué au système antérieur de garantie des dépôts.

Ce fonds est alimenté par des cotisations des établissements adhérents et il émet des certificats d'association conformément aux modalités prévues par le règlement 99-06 du CRBF (en milliers d'euros) :

| | Unigrains | Agrifigest-Alma |
|---|---|---|
| Certificats d'association................. | 4 | 35 |
| Cotisation annuelle 2000................. | 4 | 18 |

Le règlement 2000-06 du 6 septembre 2000 a prévu une cotisation pour alimenter le mécanisme de garantie des cautions, cette cotisation sera appelée en 2001 sur les bases du 31 décembre 2000.

Note 15. – Passage à l'euro.

Le passage à l'euro a été réalisé au 1er janvier 1999 à Unigrains sans difficulté particulière pour l'établissement des comptes (états publiables), le suivi des concours clientèle et des opérations de marché.

Au 1er janvier 2001 le passage à l'euro a été réalisé avec succès pour la paie et pour l'établissement des comptes des principales filiales. Il ne reste plus à convertir que les règlements fournisseurs, ce qui est prévu pour le mois de septembre 2001.

Agrifigest-Alma a opté pour une conversion au cours du 2e semestre 2001 de la comptabilité à l'euro pour des raisons d'économie de traitement (en particulier, limiter le nombre de prêts concernés). Aucun coût de conversion n'est provisionné au 31 décembre 2000, compte tenu de la disponibilité de logiciels adéquats.

Note 16. – Informations relatives aux risques de marché.

L'allocation stratégique et tactique d'actifs est restée globalement prudente en regard des horizons vraisemblables de placement, et similaire à celle de l'exercice précédent.

Les risques du portefeuille de négociation font l'objet d'un suivi régulier, les OPCVM étant analysés par transparence par catégories de risques.

Le Comité de trésorerie a arrêté les scenarii de stress-tests servant à une appréciation des risques, complémentaire des approches antérieures.

Le règlement 95-02 du CRB impose aux établissements de crédit de respecter une exigence globale de fonds propres en regard de leurs risques encourus (risques de taux, de change, de règlement-contrepartie et sur titres de propriété). Cette exigence de fonds propres est calculée au niveau de la holding de tête, la compagnie financière Agricéréales.

Le niveau des risques du portefeuille de négociation du groupe Agricéréales peut ainsi être illustré de trois manières au 31 décembre 2000 :

— Les exigences de fonds propres réglementaires (CAD) se sont élevées à :

– 0,3 M€ au titre de l'activité propre du groupe consolidé (objet du reporting officiel C.B.), soit 2,29 % des fonds propres ;

– 15,5 M€ au titre des fonds gérés d'Unigrains et d'Agrifigest-Alma consolidés, soit 2,27 % de leur situation nette.

— Les principaux risques évalués par le contrôle interne, rapportés aux portefeuilles de négociation consolidés respectifs, ont été de :

– pour l'activité propre, absence de risque actions et de risque de change, et une sensibilité au risque de taux de 0,3 (chiffres en recul sensible sur l'exercice antérieur) ;

– pour les fonds gérés, 12,5 % de risque actions, 3,3 % de risque de change et une sensibilité au risque de taux de 1,23.

— Les scenarii de stress-tests retenus traduisent un risque :

– quasi nul pour l'activité propre ;

– de 15,3 M€ au titre des fonds gérés d'Unigrains, soit 4,6 % du portefeuille, montant inférieur au stock de plus-values latentes à la clôture de l'exercice.

Note 17. – Couverture des risques.

En application de la réglementation bancaire, les ratios suivants sont calculés au niveau de la holding de tête, la Compagnie financière Agricéréales.

Ratio de solvabilité international (Cooke). — Le ratio de solvabilité international du groupe est de 45,7 % au 31 décembre 2000 (pour une norme de 8 % à respecter).

Contrôle des grands risques. — Au 31 décembre 2000, le groupe respectait les règles imposées par la Commission bancaire :

— Limitation à un montant de 25 % de fonds propres nets des risques sur un même bénéficiaire ;

— Limitation à huit fois les fonds propres nets du total des risques dépassant unitairement 10 % des fonds propres nets.

A la fin de l'exercice, un seul bénéficiaire dépassait individuellement 10 % des fonds propres nets, mais sans atteindre les autres seuils.

Note 18. – Autres informations.

Effectif moyen du personnel en activité au cours de l'exercice :

| | |
|---|---|
| Unigrains........................................ | 86 |
| Agrifigest-Alma.................................. | 8 |
| | 94 |

*Rémunérations allouées aux membres des organes d'administration.* — Le montant global des rémunérations allouées durant l'exercice aux dirigeants de l'entreprise mère est de 293 453 €, aucun jeton de présence n'a été versé.

Il n'a pas été pris d'engagements particuliers en matière de pensions et retraites au profit d'anciens membres dirigeants.

D'une manière générale, pour l'ensemble du personnel, la maison-mère n'a pris aucun engagement particulier en matière de pensions, retraites et indemnités assimilées.

Il n'y a pas eu d'avances, ni de crédits accordés pendant l'exercice aux membres des organes d'administration.

IV. — **Rapport des commissaires aux comptes sur les comptes consolidés.**
(Extrait.)

Nous certifions que les comptes consolidés sont réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière, ainsi que du résultat de l'ensemble constitué par les entreprises comprises dans la consolidation. Par ailleurs, nous avons également procédé à la vérification des informations données dans le rapport de gestion du groupe. Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes consolidés.

Fait à Paris, le 17 avril 2001.
*Les commissaires aux comptes :*
Eric Martin et Associés ; SA Fidus.

**Rapport de gestion.**

Le rapport de gestion est à disposition au siège social d'Agricéréales, 8, avenue du Président Wilson, 75116 Paris.

*94684*

## ALTRAN TECHNOLOGIES

Société anonyme au capital de 45 022 936.50 €.
Siège social : 58, boulevard Gouvion Saint-Cyr, 75017 Paris.
702 012 956 R.C.S. Paris. — APE : 742 C.

A. — Les comptes sociaux et les comptes consolidés publiés au *Bulletin des Annonces légales obligatoires* du 20 juin 2001 pages 14170 à 14178, ont été approuvés sans modification par l'assemblée générale mixte du 21 juin 2001.

B. — **Attestation des commissaires aux comptes.**

1°) Extrait du rapport général sur les comptes annuels :

Opinion sur les comptes annuels. — Nous certifions que les comptes annuels sont réguliers et sincères et donnent une image fidèle du résultat des

opérations de l'exercice écoulé, ainsi que de la situation financière et du patrimoine de la société à la fin de l'exercice.

Vérifications et informations spécifiques prévues par la loi. — Nous avons également procédé, conformément aux normes de la profession, aux vérifications spécifiques prévues par la loi.

Nous n'avons pas d'observation à formuler sur la sincérité et la concordance avec les comptes annuels des informations données dans le rapport de gestion du conseil d'administration et dans les documents adressés aux actionnaires sur la situation financière et les comptes annuels.

En application de la loi, nous nous sommes assurés que les diverses informations relatives aux prises de participation et de contrôle et à l'identité des détenteurs du capital vous ont été communiquées dans le rapport de gestion.

2°) Extrait du rapport sur les comptes consolidés :

Opinion sur les comptes consolidés. — Nous certifions que les comptes consolidés sont réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière ainsi que du résultat de l'ensemble constitué par les entreprises dans la consolidation.

Vérifications et informations spécifiques. — Par ailleurs, nous avons également procédé à la vérification des informations relatives au groupe, données dans le rapport de gestion.

Nous n'avons pas d'observation à formuler sur la sincérité et la concordance avec les comptes consolidés.

Fait à Paris, le 1er juin 2001.

*Les commissaires aux comptes :*

Ernst & Young Audit : PHILIPPE HONTARREDE ;

Concorde Européenne Audit France : GÉRARD BIENAIMÉ.

*94549*

## ARPEGE FINANCES SA - AFSA

Entreprise d'investissement agréée par le C.E.C.E.I. – Loi du 2 juillet 1996.
Société anonyme au capital de 500 000 €.
Adresse : 73, boulevard Haussmann, 75008 Paris.
404 569 055 R.C.S. Paris.

Les comptes annuels du 1er janvier 2000 au 31 décembre 2000, certifiés par M. Sydney Charbit, commissaire aux comptes, approuvés par l'assemblée générale ordinaire en date du 14 mai 2000, ont été publiés dans « Le Publicateur Légal » du 29 juin 2001.

*Pour avis.*

*94493*

## SIAM - SOCIETE IMMOBILIERE POUR L'AUTOMOBILE ET LA MECANIQUE

Société anonyme au capital de 810 250 000 F.
Siège social : 8/10, avenue Emile Zola, 92000 Boulogne-Billancourt.
325 868 123 R.C.S. Nanterre.

Les comptes annuels arrêtés au 31 décembre 2000, approuvés par l'assemblée générale du 27 avril 2001 ont été publiés dans le journal les « Petites Affiches » n° 114 du 8 juin 2001, page 64.

*94596*

## AZUR FINANCES

Société anonyme au capital de 3 819 000 € ;
Siège social : 7, avenue Marcel Proust, 28932 Chartres cedex 9.
339 653 636 R.C.S. Chartres.

Les comptes annuels au 31 décembre 2000, approuvés par l'assemblée générale ordinaire du 9 mai 2001 ont été publiés dans le journal « L'Echo Républicain » du 19 juin 2001.

*94411*

## BANCA INTESA (FRANCE)

Société anonyme au capital de 260 000 000 F.
Siège social : 40/42, rue de la Boétie, B.P. 429, 75366 Paris Cedex 08.
308 884 956 R.C.S. Paris. — APE : 651 C.

Rectificatif aux documents comptables annuels publiés au *Bulletin des Annonces légales obligatoires* au 20 juin 2000.

1°) Page 14179, II. – Compte de résultat, colonne « 2000 », ligne « Impôt sur les bénéfices », au lieu de : « 50 000,090 », lire : « 50 000,00 ».

2°) Page 14180, « 1. – Portefeuille titres » le 2e tableau est à rétablir comme suit :

— Mouvement de l'exercice :

| | |
|---|---|
| Titres d'investissements : | |
| Acquisitions : | |
| Organismes publics | — |
| Autres Emetteurs | 360 435 317 F |
| Remboursements : | |
| Organismes publics | — |
| Autres Emetteurs | 203 434 377 F |
| Cessions : | |
| Organismes publics | 55 000 000 F |
| Titres de placements : | |
| Acquisitions : | |
| Autres Emetteurs | — |
| Cessions : | |
| Autres Emetteurs | 95 113 765 F |
| Titres de participation : | |
| Provisions et pertes : | |
| Autres Emetteurs | — |
| Titres dont la valeur d'inventaire est inférieure à 100 000 F : | |
| Diverses actions pour une valeur d'inventaire de | 47 291 F |

3°) Page 14180, « 2. – Variation des immobilisations (nettes d'amortissements) », colonne « 1999 », ligne « Total », au lieu de : « 15 597 494 », lire : « 15 579 494 ».

4°) Page 14181, « 4. – Comptes de régularisation actif », colonne « 1999 », ligne « Total », au lieu de : « 10 976 205 », lire : « 10 976 105 ».

5°) Page 14181, « 11. – Variation des capitaux propres », colonne « 1999 », ligne « Total capitaux propres », au lieu de : « 312 207 864 », lire : « 312 107 864 ».

6°) Page 14181, « 12. – Répartition des emplois et ressources selon la durée restant à courir au 31 décembre 2000 :

| (En milliers de francs) | Au lieu de | | Lire | |
|---|---|---|---|---|
| | De 6 mois à 1 an | De 1 an à ans | De 6 mois à 1 an | De 1 an à 5 ans |
| Prêts à terme à la clientèle financière | 3 562 | | | 3 562 |

*94462*

## BANKOA SA

Société de droit espagnol au capital de 2 912 000 000 de pesetas.
Siège social : Avenida de la Libertad, 5 Donostia, San Sébastian (Espagne).

Les comptes annuels de la maison-mère au 31 décembre 2000 ont été publiés dans les « Petites Affiches des Pyrénées-Atlantiques », n° 4465, du 20 juin 2001.

*94533*

## BANQUE CANTONALE DE GENEVE (France) SA

Société anonyme à directoire et conseil de surveillance au capital de 100 000 000 €.
Siège social : Immeuble « Le César », 20, place Louis-Pradel, 69001 Lyon.
391 853 504 R.C.S. Lyon.

Les comptes annuels au 31 décembre 2000 ont été publiés dans les « Petites Affiches Lyonnaises » n° 0511 du 3 juillet 2001, sous le n° 6508.

*94475*

## BANQUE FRANÇAISE COMMERCIALE ANTILLES-GUYANE

Société anonyme au capital de 124 684 306 F.
Siège social : 9, quai du Président Paul Doumer, 92400 Courbevoie.
330 178 260 R.C.S. Nanterre.

**I. — Bilan au 31 décembre 2000.**
(En francs.)

| Actif | 2000 | 1999 |
|---|---|---|
| Caisse, banques centrales, C.C.P. | 208 717 208,99 | 162 576 035,66 |
| Effets publics et valeurs assimilées | — | — |
| Créances sur les établissements de crédit | 1 022 772 151,87 | 1 093 354 372,86 |
| A vue | 282 732 289,74 | 508 286 242,67 |
| A terme | 740 039 862,13 | 587 068 130,19 |
| Créances sur la clientèle | 1 898 029 666,83 | 1 821 837 383,05 |
| Créances commerciales | 110 593 346,66 | 77 221 166,91 |
| Autres concours à la clientèle | 1 407 271 321,35 | 1 525 146 372,79 |
| Comptes ordinaires débiteurs | 380 184 998,81 | 219 470 853,35 |

**PUBLICATION ON JULY 6, 2001**

**MISCELLANEOUS INFORMATION**

ALTRAN TECHNOLOGIES
with a registered share capital of 45,022,936.50 €
Registered Office: 58, bd Gouvion Saint Cyr 75017 PARIS
Commercial Registry reference: RCS PARIS B 702 012 956

**Voting rights**: In accordance with Article L.233-8 of the French Commercial Code and with the decree 89-888 of December 14, 1989, it is noted that at the General Ordinary and Extraordinary Shareholders' Meeting of June 21, 2001, the total number of voting rights was 112,017,351.

# AVIS DIVERS

## SOCIETE NOUVELLE DES ETABLISSEMENTS ADT

Société anonyme au capital de 3 650 000 F.
Siège social : 55, rue Pierre Charron, 75008 Paris.
542 030 200 R.C.S. Paris.

DROITS DE VOTE

En application des dispositions de l'article L. 233-8 du Code de commerce, la Société nouvelle des établissements A.D.T. informe ses actionnaires qu'au 28 juin 2001, date à laquelle s'est tenue l'assemblée générale ordinaire annuelle et extraordinaire, le nombre total de droits de vote existants s'élevait à 365 000 (trois cent soixante cinq mille).

*94511*

## ALTEDIA

Société anonyme au capital de 2 832 308 €.
Siège social : 5, rue de Milan, 75009 Paris.
411 787 567 R.C.S. Paris.

DROITS DE VOTE

En application de l'article L. 233-8 du Code de commerce, la société informe ses actionnaires que le nombre total de droits de vote existant au 21 juin 2001, date à laquelle s'est tenue l'assemblée générale ordinaire annuelle était de 8 927 263.

*Le conseil d'administration.*

*94598*

## ALTRAN TECHNOLOGIES

Société anonyme au capital de 45 022 936,50 €.
Siège social : 58, boulevard Gouvion Saint-Cyr, 75017 Paris.
702 012 956 R.C.S. Paris. — APE 742 C.

Conformément aux dispositions de l'article L. 233-8 du Code de commerce et au décret n° 89-888 du 14 décembre 1989, il est précisé que lors de l'assemblée générale mixte du 21 juin 2001, le nombre total de droits de vote était de 112 017 351.

*94554*

## SOCIETE INDUSTRIELLE D'AVIATION LATECOERE

Société anonyme au capital de 11 055 850 €.
Siège social : 135, rue de Périole, 31079 Toulouse Cedex.
572 050 169 R.C.S. Toulouse.

DROITS DE VOTE

En application de l'article L. 233-8 du Code de commerce, la société informe ses actionnaires que le nombre total de droits de vote existant au 28 juin 2001, date à laquelle s'est tenue l'assemblée générale ordinaire, était de 1 252 555.

*Le conseil d'administration.*

*94548*

## BAC MAJESTIC

Société anonyme au capital de 8 891 217,50 €.
Siège social : 10, avenue de Messine, 75008 Paris.
413 577 743 R.C.S. Paris.

DROITS DE VOTE

En application de l'article L. 233-8 du Code de commerce, la société informe ses actionnaires que le nombre total de droits de vote existant au 22 juin 2001, date à laquelle s'est tenue l'assemblée générale ordinaire était de 19 409 256.

*Le conseil d'administration.*

*94567*

## LE BELIER

Société anonyme à directoire et conseil de surveillance au capital de 35 158 759 F.
Siège social : 33240 Verac.
393 629 779 R.C.S. Libourne.

DROITS DE VOTE

En application de l'article L. 233-8 du Code de commerce et du décret n° 89-888 du 14 décembre 1989, la société informe ses actionnaires que le nombre d'actions et de droits de vote existant au 27 avril 2001, date de l'assemblée générale mixte, est de :
— Actions : 3 515 875 ;
— Voix : 5 425 015.

*94588*

## BELLON S.A.

Société anonyme au capital de 411 360 €.
Siège social : 5, place de la Joliette, 13002 Marseille.
055 812 440 R.C.S. Marseille.

AVIS AUX PORTEURS D'OBLIGATIONS 4,10 % JUILLET 1997/2004 INDEXÉES SUR LE COURS DE L'ACTION SODEXHO ALLIANCE

Sodexho Alliance a procédé, du 7 juin 2001 au 20 juin 2001 inclus, à une augmentation de capital avec maintien du droit préférentiel de souscription, à raison d'une action nouvelle pour six actions anciennes, pour un montant brut prime incluse de 1 012 442 805 €, par émission de 22 498 729 actions de 4 € nominal, émises au prix unitaire de 45 €.

Les modalités de cette opération sont détaillées dans la notice publiée au *Bulletin des Annonces légales obligatoires* du 1er juin 2001 et dans la note d'opération ayant reçu de la Commission des opérations de bourse le visa n° 01-672 en date du 31 mai 2001.

Les porteurs d'obligations 4,10 % – Juillet 97/04 (Code Sicovam ** 20 853*) indexées sur le cours de l'action Sodexho Alliance sont informés que le coefficient d'indexation qui était de 16,256 est ajusté et s'établit à 16,590 à compter du 4 juillet 2001 afin de tenir compte de l'augmentation de capital avec maintien du droit préférentiel de souscription de Sodexho Alliance.

*Le directoire.*

*94327*

## BELLON S.A.

Société anonyme au capital de 411 360 €.
Siège social : 5, place de la Joliette, 13002 Marseille.
055 812 440 R.C.S. Marseille.

AVIS AUX PORTEURS D'OBLIGATIONS 5,25 % JANVIER 1995/2005 À OPTION D'ÉCHANGE EN ACTIONS SODEXHO ALLIANCE

**Avis de reprise de l'option d'échange en actions Sodexho Alliance des obligations Bellon 5,25 % janvier 1995/2005.**

**Ajustement des conditions d'échange des obligations 5,25 % janvier 1995/2005 à option d'échange en actions Sodexho Alliance.**

Sodexho Alliance a procédé, du 7 juin 2001 au 20 juin 2001 inclus, à une augmentation de capital avec maintien du droit préférentiel de souscription, à raison d'une action nouvelle pour six actions anciennes, pour un montant brut prime incluse de 1 012 442 805 €, par émission de 22 498 729 actions de 4 € nominal, émises au prix unitaire de 45 €.

Les modalités de cette opération sont détaillées dans la notice publiée au *Bulletin des Annonces légales obligatoires* du 1er juin 2001 et dans la note d'opération ayant reçu de la Commission des opérations de bourse le visa n° 01-672 en date du 31 mai 2001.

Les porteurs d'obligations 5,25 % janvier 1995/2005 à option d'échange en actions Sodexho Alliance sont informés :
— de la reprise à compter du 6 juillet 2001 de l'exercice de l'option d'échange des obligations qui avait été suspendu le 22 mai 2001 ;
— des nouvelles conditions d'exercice de l'option d'échange des obligations en actions Sodexho Alliance à compter du 4 juillet 2001 afin de tenir compte de l'augmentation de capital avec maintien du droit préférentiel de